Atmos Energy Corporation 2012 Summary Annual Report

ATMOS energy



AtmoSpirit

The values we live by


Inspire trust.
Be at your best.
Bring out the best in others.
Focus on the future.
Make a difference.

AtmoSpirit

The values we live by

Respected companies measure performance not only by today's financials, but also by tomorrow's opportunities—fueled by employee empowerment and customer satisfaction. Creating a culture of leadership is nothing new in business. Yet, the culture of AtmoSpirit belongs to Atmos Energy alone.

AtmoSpirit embodies five principles: Inspire trust. Be at your best. Bring out the best in others. Focus on the future. Make a difference. All new employees are introduced to these values at two-day AtmoSpirit workshops, and experienced employees are invited to an AtmoSpirit for Leaders program.

The company's culture of leadership begins before a candidate is ever offered a job.

"We always recruit people who are highly proficient in their skills. But, we spend much more time assessing their fit and understanding how they think and behave in certain circumstances before we make a hiring decision," said Mike Haefner, Atmos Energy's senior vice president of human resources.

"Once on the job, we spend time communicating, communicating, communicating," he said. When employees understand Atmos Energy's values and what's expected of them, they naturally do what they do best to serve customers, shareholders, co-workers and the communities in which they work and live.

"We also devote a lot of time to developing our leaders as coaches," Haefner said.

"We have processes for performance planning, personal development and succession planning. Even more important, our leaders across the enterprise develop their employees to live by the values we impart in AtmoSpirit. Our leaders treat people as people, not as assets. And that's why Atmos Energy is a great place to work."

> "Executive Chairman Bob Best says that our culture is our foundation and our future. AtmoSpirit sets out the values that set us apart from all other companies."
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> Mike Haefner, senior vice president of human resources

Front Cover Meter Reader Ron Anderson, who works for the Mid-Tex Division in Wichita Falls, Texas, cheers with fellow employees after he and his teammates complete the "broken squares" game at an AtmoSpirit training session held in the summer of 2012. Unable to rely on verbal communications, the teammates learn that through cooperation and sharing they can assemble a puzzle of many unique shapes into six paper squares.

Our principles shape a culture of leadership


CAREER DAY
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AtmoSpirit is more than a "program" or an "initiative." It is a unique culture, embracing shared values among can-do individuals in a workplace that nurtures and rewards leadership.

"At Atmos Energy, we have created a great culture," said Ralyn Fletcher, the company's director of employment and employee relations and chair of its enterprisewide Culture Council. "So, our mission is to preserve it, protect it and continue to articulate it: Here's who we are. Here's what's important to us. And, here's why."

For Ray Kallas, lead recruitment and staffing, "It's all about the right attitude. What that means to me is people who are willing to serve other people."

Leading by example has been a hallmark of AtmoSpirit since it was launched in 1998. Through workshops, peer training and ongoing communications, AtmoSpirit Director Bonnie McElearney has watched the organization's culture grow cohesive during her 18 years with the company.


Pearl Simon

"Employees stay with Atmos Energy because they like working here," McElearney said. That sense of satisfaction keeps turnover low and loyalty high.

There's no better example of that than Pearl Simon, an executive assistant for the Kentucky/Mid-States Division in Owensboro, Kentucky, who was hired in June of 1958.

"I can hardly wait to get to work each day," Simon said. "And, I've been working here now for more than 54 years."

"Our philosophy is to recruit, select and hire the absolute best talent that fits our culture."

Ray Kallas, Atmos Energy lead recruitment and staffing


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1 Students at Belmont University in Nashville, Tennessee, talk with Mary Tabers (right), senior human resources generalist in the Kentucky/Mid-States Division, about careers at Atmos Energy. Tabers and the company's other human resources professionals look for not only the right skills, but also the right attitudes. 2 AtmoSpirit sessions train employees to build rapport with others 3 receive coaching and improve listening skills 4 work as teams and be better teammates 5 coach others to improve performance—even when blindfolded 6 cooperate for everyone's benefit to achieve common goals 7 understand different working styles 8 question assumptions and be curious 9 give constructive feedback 10 show genuine appreciation for others.

Our vigilance heightens safety

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Through a mix of classroom training, hands-on experience and peer coaching, Atmos Energy employees learn to be vigilant about safety.

Much of the training occurs at the company's Charles K. Vaughan Center, an advanced technical training and service facility in Plano, Texas. The center features multimedia classrooms, a high-tech gas Flow Lab and a simulated community, complete with streets and buildings, named Gas City.

"We blend lectures to give employees the basics with hands-on exercises to let them practice what they learned in a safe situation," said Kelli Martin, Atmos Energy's director of technical training.

Yet, as every Atmos Energy employee knows, learning safe practices is only the beginning. The test is putting those skills to work every day.

"Our employees study an essential skill called coaching in the moment," said Scott Powell, the company's director of safety, security and compliance. "It's not a checkoff box or a list that we keep. It's a way of doing business."

An estimated 2,700 employees have attended this training, and the company now has more than 130 coaching-in-the-moment facilitators across the enterprise.

"Coaching in the moment means building a bridge—to learn from each other," Powell said.

"We learn to express appreciation to our co-workers when they do things right, so that we feel comfortable giving each other constructive feedback if we see how to handle a situation in a better or safer way."



Walk the Safety Circle

Arriving to turn on service for a family in Columbus, Georgia, Senior Service Technician David Struble set out a safety cone in front of his company vehicle and went to work. In the front yard, the parents were with their son, 4, and daughter, 5, talking to new neighbors.

"When I finished, I told the parents it would be a while before the water got hot," Struble said. "I said 'bye' to the little girl, picked up my cone and began walking the Safety Circle around the truck."

On the passenger side, he found small feet barely sticking out, "kicking like they were swimming," he said.

"The little boy was completely under the truck and wasn't making a sound. I squatted down and asked, 'What are you doing, little man?' He said, 'My ball is stuck.' I helped him get the ball out, brushed him off and walked him back to his mom and dad.

"The safety cone and Safety Circle sticker on the driver's door of our trucks remind us to always do a walk-around."

As Struble drove off, he pondered the incident. "It made me sick to my stomach. Had I not walked the Safety Circle, it could have been a catastrophe."

1 "We operate in a safe, reliable manner" is one of our most emphasized values. Company employees learn at the Charles K. Vaughan Center in Plano, Texas, to use personal protective equipment and proper procedures to safeguard each other when entering an underground confined space. 2 At an employee safety meeting, Ed Johnson, Mississippi Division safety manager, reviews techniques for coaching in the moment, a program to create trust among fellow employees and prevent accidents. 3 Although all employees who operate company vehicles regularly attend driver's training, those who operate heavy-duty trucks and equipment receive additional instruction and practice on the critical skill of backing. 4 Unable to move, a Mississippi Division employee experiences the crushing force that an excavation cave-in can cause. Trenching, excavating and shoring procedures must be inspected and overseen at all company jobsites by an employee certified as a Competent Person.

"Coaching in the moment opens doors. Our employees have the conversations they need to build trust in each other and to protect everyone on the job."

Scott Powell, Atmos Energy director of safety, security and compliance



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"You start with the individual and ask, 'How can that employee be the very best he or she can be?'"

Bonnie McElearney, AtmoSpirit director


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Our leadership training empowers individuals

Oscar Barrera had just graduated from high school when he started work as a construction operator for the company more than 30 years ago. By the 1990s, he had worked his way up to frontline supervisor. Then, he heard about Atmos Energy's educational assistance program and decided to advance his career even further.

"I recognized the opportunity—that I was going to be allowed up to $3,000 a year to go to school. I had aspirations to become an operations manager, but I was lacking in some areas, especially in understanding finance," he said. "That's what prompted me to broaden my knowledge and earn my college degree."

Barrera, an operations manager in the West Texas Division, now leads a team of some 60 employees in the Lubbock service center.

Atmos Energy invests more than $250,000 a year in educational assistance to help about 4 percent of its employees attend school. It also develops leaders through its internal programs, such as AtmoSpirit for Leaders.

"Having a common culture means that we believe in shared values, not that we're creating cookie-cutter people. We seek individuals who can think, who can find the best solutions and who can communicate those solutions," explained AtmoSpirit Director Bonnie McElearney. "We believe that all employees can be leaders. Formal education and leadership training help bring out the best in every employee."

1 Oscar Barrera (left), who benefited from Atmos Energy's educational assistance funding to advance to operations manager in the West Texas Division, reviews plans for a construction project in Lubbock with Operations Supervisor Glen Dwyer. 2 Allen Chandler (left), a senior instructor at the Charles K. Vaughan Center, draws on his more than 40 years of field experience and expertise in natural gas measurement to teach employees about Atmos Energy's equipment and operations. 3 Hundreds of company employees have been involved in transferring knowledge to other employees, a cornerstone of Atmos Energy's culture, during two years of developing information technology for a new Customer Service System. 4 In the Flow Lab at the Charles K. Vaughan Center, employees practice on some of the most advanced equipment in the industry today as well as the widest range of devices found in natural gas distribution and pipeline operations.



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Our proactivity enhances wellness

Atmos Energy employees are quick to weigh in on the benefits of the company's health and wellness initiatives.

"Like most people, I'm concerned about healthcare costs," said Michelle Whittle, an operations manager in the Mississippi Division. "And, the best thing that we can do to take care of ourselves is to be proactive, instead of reactive, about our health."

For Whittle, a company-sponsored Naturally Slim® program sparked her proactivity. This clinical wellness program took her from a size 10 to a size 4 and gave her the stamina and confidence to become a group fitness instructor during her off-hours.



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She has noticed a change not only in her behavior, she said, but also in the habits of her co-workers. "As a whole, we didn't eat very well. Naturally Slim changed our whole philosophy about the way we eat, whether at company functions or in our personal lives."

Doug Howey, vice president of human resources for the West Texas Division, agreed.

"We have seen some fantastic improvements," he said. "Not only are our employees generally more productive, they also derive more satisfaction from what they do."

Howey noted that a healthier workforce contributes to the financial wellbeing of the company and its employees by reducing illness, personal time off and medical bills.

"Healthcare isn't free; so, all of us need to be engaged," he said. "It's about being accountable. And, that dovetails perfectly into the values we embrace in our culture."



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"Our employees are taking an active role in being healthier, because they know they're not only going to be more productive, but also happier in their own lives."

Doug Howey, vice president of human resources, West Texas Division


related services. We will be
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results.

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1 Atmos Energy's wellness program starts by detecting the signs of metabolic syndrome, such as an increased waist circumference. When taken together, these signs may indicate a much higher risk for heart disease, stroke and diabetes. 2 Ergonomic chairs and furniture like those in the company's Gas Control Center in Franklin, Tennessee, help reduce fatigue and repetitive motion syndrome in the workplace. 3 Work surfaces at the Gas Control Center can be adjusted easily from a sitting position to standing height. 4 Employees have formed company teams, like our North Texas bicycling team, to improve their fitness. 5 Biometric screenings by medical professionals help Atmos Energy employees like Senior Service Technician Juan Lopez know their health risks and make healthy lifestyle choices. To lower medical insurance costs, the company offers employees incentives to participate in annual screenings. 6 Michelle Whittle, an operations manager in the Mississippi Division, became a spin-class fitness instructor in her off-hours after participating in a company-sponsored program to improve nutrition and eating habits. More than half of all employees have participated in the program.

Our stewardship strengthens communities

Atmos Energy employees support charitable programs in hundreds of communities, giving generously to United Way, building Habitat for Humanity® homes, promoting literacy, tutoring at Adopt-A-Schools and volunteering for civic projects.

In Dallas, employees have close ties to the public library. "We figured out years ago that the library was one of the best places for us to help people and to provide information about natural gas safety," said Sandra Doyle, director of public affairs for the Mid-Tex Division.

Atmos Energy has underwritten a new bookmobile, a children's library inside a shopping mall, an adult literacy program and a global teleconferencing tool called The Discovery Wall. "Students can take a virtual tour of the Smithsonian Institution or interact with zoos, museums and other interesting places. They can ask questions of a tour guide, who sees and hears them," Doyle explained.

In Northeast Texas, division employees collaborated with a regional children's museum to create an engaging new exhibit.

"We wanted to demonstrate how natural gas gets from wellheads to houses," said Samuel Stewart, a senior service technician who led construction of the "Project Pipeline" exhibit. The hands-on display teaches safety and creativity as the children use real natural gas piping and fittings to build a pipeline.

Manager of Public Affairs Jeanette Moser recounted a rave review from one employee's grandchildren: "After the grand opening, they hugged him tightly and said, 'Oh, Papa, thank you so much!'"

For many employees, giving continues after retiring. Gary Schlessman, retired president of the Colorado-Kansas Division, recently took veterans in the Wounded Warrior Project® on an elk hunt. "Hanging out with these Americans who sacrificed so much for our country was awesome," he said.

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"We always give back to the people and communities that give us the opportunity to be successful."

Gary Schlessman, retired Colorado-Kansas Division president



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1 Senior Service Technician Samuel Stewart of the Mid-Tex Division explains how pipelines safely move natural gas at a hands-on exhibit that Stewart and fellow employees built at the Northeast Texas Children's Museum in Commerce, Texas. 2 Ralph Deroche, an operations supervisor in the Louisiana Division, helps serve lunch at a special Halloween celebration for 200 residents at the Senior Citizens Center in Lafitte. 3 Our spirit of service touches many groups, but none so tenderly as the elderly; Haviland Hataway, an operations assistant in the Louisiana Division, shares a smile with an elderly resident. 4 Atmos Energy's employees—who love to cook—use large mobile cookers to prepare free meals for hundreds of civic events every year and offer relief to communities struck by natural disasters. 5 Joe Mark Horn helps with the Texas Youth Livestock Auction, one of many State Fair of Texas events supported by 150 Atmos Energy volunteers. 6 Wade Sadler, vice president of trading and scheduling for Atmos Energy Holdings in Houston and its 2012 United Way campaign chair, conducts the campaign's closing event, "Bucket of Bucks," which received rousing support from AEH employees. 7 The Colorado-Kansas Division holds the company record for building the most Habitat for Humanity homes, thanks to the generous contributions from the Schlessman Family Foundation, led by Atmos Energy's honorary director, Lee E. Schlessman, and his son, Gary, who retired in 2012 as the division's president after 33 years of service.

Our spirit of service builds loyal customers



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Serving the public means more than just delivering safe and reliable service. It also requires enhancing the customer's experience at every point of personal contact.

"Our people have a service mindset," said Mike Haefner, Atmos Energy's senior vice president of human resources.

"One of our service technicians recently went into the home of an elderly, disabled customer and noticed there was no carbon monoxide detector. The technician took the initiative to buy and install one for the customer, with money from his own pocket and on his own time.

"Acts of caring by our employees happen all the time," he said.

Serving the public also involves informing people about natural gas. According to Bill Greer, vice president of marketing in the Kentucky/Mid-States Division and former chair of the enterprisewide Utility Marketing Council, educating employees is the first step.

With that goal in mind, the company held it first Natural Gas Week three years ago. During 2012, the program combined learning modules, live demonstrations, local gas-dealer presentations and lots of fun to create employee knowledge and enthusiasm about natural gas.

"Our employees are consumers, too. And, if they're sold on the value of our product, they're going to make sure they tell others," Greer explained. "And, that's what we want: loyal customers who believe that natural gas service is as indispensable as their cool smartphones."

"It's not enough just to know the story. We've got to go out and tell it. We've got to make sure that all our customers, and prospective customers, too, recognize there is distinctive value in using natural gas over other sources of energy."

Bill Greer, vice president of marketing, Kentucky/Mid-States Division, and former chair of the Utility Marketing Council



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Call 811 before you dig.
ATMOS energy
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1 Bruce Heller, a measurement, instrumentation and control specialist in the Mid-Tex Division, greets children at the Dallas West Branch Library during the opening of its new adult literacy center sponsored by Atmos Energy. 2 Officials from the City of Dallas, Texas A&M University–Commerce and the State of Texas visit with Kim Cocklin, Atmos Energy's president and CEO, during the dedication of the new adult literacy center. 3 Lisa Yates, an operations assistant in the Kentucky/Mid-States Division in Bowling Green, Kentucky, talks about protecting the public and preventing damage to pipelines by always calling 811 before digging. 4 Ray Granado, a manager of public affairs in Dallas for the Mid-Tex Division, hands out backpacks with school supplies at a community event. 5 A Rinnai representative demonstrates the convenience and constant supply of hot water from a tankless natural gas water heater at the company's 2012 Natural Gas Week event in Bowling Green, Kentucky. 6 Ray Kallas, lead recruitment and staffing in Dallas, discusses employment with the company at the Dallas Mayor's Job Forum. Atmos Energy actively supports the hiring of people with disabilities, veterans and minorities.



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To our shareholders

Fiscal 2012 was an exceptional year. We reported our 10th consecutive year of higher annual earnings per share, and we paid higher annual cash dividends for our 29th consecutive year. Total shareholder return was 15 percent.

The accomplishment of these milestones resulted from the deep dedication and exceptional service provided by our employees to our stakeholders. Equally important was the continued focus on our top priority—the delivery of safe and reliable natural gas service to our customers and communities.

Our report this year highlights why Atmos Energy enjoys such a successful—some call it a unique—organizational culture. During nearly three decades of challenges—whether the economy was strong or weak, or the demand for natural gas was up or down—our employees have created superior shareholder value. We proudly call our culture AtmoSpirit, the values we live by.

In fiscal 2012, we achieved the following highlights.

> Our regulated operations continued to yield stable and predictable earnings, driven by a determined rate and regulatory strategy that created about $31 million of higher annual operating income.

> We invested a record $733 million of capital and completed the first year of a five-year plan to invest between $3.7 billion and $3.8 billion in our regulated infrastructure to improve safety and reliability.

> We completed the sale of our natural gas distribution assets in Missouri, Illinois and Iowa for approximately $128 million, making us more geographically efficient and able to focus on higher-growth areas.

> We entered into an agreement to sell our distribution assets in Georgia for approximately $141 million and expect to close the sale in late fiscal 2013.

> Our deferred tax rate changed from the sale of our distribution assets in Missouri, Illinois and Iowa, and it resulted in a $13.6 million tax benefit for fiscal 2012.

> We called for early redemption all of our outstanding 5.125 percent senior notes due January 2013 and made plans to issue new unsecured long-term notes.

> We strengthened our balance sheet by recording a $5.3 million charge to impair our remaining investment in two Kentucky gas gathering assets.

> We paid $1.38 per share in annual dividends for fiscal 2012, and the board of directors raised the annual indicated rate to $1.40 per share for fiscal 2013.

Strategy

Our consolidated earnings come predominantly from distributing, transporting and storing natural gas through regulated utility assets in nine states. Our nonregulated gas marketing and optimization business complements our regulated operations.

Two of our three segments, natural gas distribution and regulated transmission and storage, contributed 98 percent of consolidated net income in fiscal 2012. We expect our regulated operations to continue to provide more than 90 percent of consolidated net income in fiscal 2013.

Our plans for growth are to maximize the value of our regulated assets through internal investments.

Starting in 1986, Atmos Energy pioneered a strategy of growing by acquiring natural gas distribution properties. By 2004, the company had completed 10 major acquisitions, forming an enviable portfolio of valuable regulated assets.

Today we believe we can create greater shareholder value by investing in these regulated assets than by pursuing acquisitions, given our present geographic size and the high multiples being paid for gas-utility asset sales.

Essentially, Atmos Energy's current strategy is to:

- *Maximize the regulated earnings capability* of our natural gas distribution and pipeline operations;
- *Enhance shareholder value* by investing in our regulated assets and growing the rate base of our regulated operations; and
- *Complement our regulated operations* with selected and limited-risk nonregulated gas marketing and energy-optimization services.

Our plans for growth are to maximize the value of our regulated assets through internal investments.



Ralyn Fletcher, director of employment and employee relations and chair of the enterprisewide Culture Council, meets with the senior Management Committee to discuss new council initiatives for the company's programs.

Financial Results

Our strategy is working well. Earnings per diluted share in fiscal 2012 increased by 10 cents to $2.37 above the $2.27 earned in fiscal 2011.

Consolidated net income for fiscal 2012 was $216.7 million, compared to $207.6 million in fiscal 2011. Operating revenues for fiscal 2012 were $3.4 billion.

Capital expenditures increased by $109.9 million, year over year, to $732.9 million. We invested about 71 percent of these expenditures in pipeline safety and reliability improvements.

Our natural gas distribution operations focused on completing several important ratemaking initiatives. The positive outcomes from these proceedings help set the stage for growth in fiscal 2013 and beyond.

Our regulated intrastate transmission and storage operations, Atmos Pipeline–Texas, benefited from new rates approved in fiscal 2011 and from filings that took effect in fiscal years 2011 and 2012 under the Gas Reliability Infrastructure Program in Texas. GRIP allows statutory interim rate increases for capital expenditures.

Our nonregulated operations returned to profitability in fiscal 2012 despite anemic natural gas market conditions. Lower consolidated gas sales volumes due to warmer weather and a decline in per-unit margins on gas sales hampered this segment's results.

To impair a remaining investment by Atmos Energy Holdings in two Kentucky natural gas gathering assets, we recorded a noncash charge of $5.3 million. In fiscal 2011, we had taken an $11.0 million charge that partially impaired these gathering assets.

We believe these impairments and a heightened focus on managing risks will help our nonregulated business be more successful. We will continue to expect no more than 10 percent of our future annual consolidated earnings from these operations.

During the year, we strengthened our long-term debt profile. In August 2012, we redeemed $250 million of 5.125 percent senior notes due January 2013.

In January 2013, we plan to issue $350 million of 30-year unsecured senior notes. The new issuance will extend the average maturity of our long-term debt from 12 years to 14.5 years. After the issuance, we project that our average weighted cost of long-term debt will be about 6.2 percent.

Our rate-design initiatives have made revenues from our regulated operations more stable, reliable and predictable.

Operational Developments

We continue to focus on earning as close as possible to our authorized rates of return by seeking improved rate designs in our ratemaking jurisdictions. Our rate-design initiatives have made revenues from our regulated operations more stable, reliable and predictable through:

- *Accelerated recovery* on about 75 percent of our natural gas distribution gross margin;
- *Weather normalization,* which minimizes weather effects, on about 97 percent of our natural gas distribution gross margin; and
- *Recovery of the gas portion of bad debts* for about 75 percent of our natural gas distribution gross margin.

These favorable regulatory mechanisms help reduce the regulatory lag we experience as we replace our vintage cast iron pipe, steel mains and plastic distribution lines. They also eliminate the need to frequently file and litigate costly rate cases.

One of our largest capital projects is replacing steel service lines in our Texas service areas with new polyethylene pipe technology. During the past two years, our employees along with 350 contract crews have verified, modified or replaced more than 100,000 steel service lines in some 40 cities.

In addition to improving safety, we are investing in projects to help provide excellent customer service.

A major project is our new Customer Service System, which is now in the testing phase and is expected to begin service in fiscal 2013. It should modernize our billing, dispatch and other customer services.

We also are continuing to build an advanced metering infrastructure by installing wireless radio transmitters on conventional gas meters. Wireless meter reading improves billing accuracy and lowers operating and maintenance costs.

So far, we have installed about 280,000 transmitters in Louisiana, Texas and Colorado. We expect to add around 90,000 more during fiscal 2013 in Louisiana, Texas, Colorado, Mississippi and Tennessee.

In August 2012, we completed the sale of all of our Missouri, Illinois and Iowa natural gas distribution assets to Liberty Energy Corp., an affiliate of Algonquin Power & Utilities Corp., for a cash price of approximately $128 million. The sale reduced the total number of meters we serve by approximately 3 percent, or 84,000 meters.

We also agreed to sell to Liberty Energy our Georgia natural gas distribution assets, which have about 64,000 meters, for approximately $141 million. Upon receiving regulatory approvals, we expect to close the sale in late fiscal 2013. After the closing, more than 80 percent of our distribution customers will be located in Texas, Louisiana and Mississippi.

Our nonregulated operations continued to be affected by unfavorable natural gas market conditions. Warmer than normal winter weather and historically high natural gas storage levels due to strong domestic natural gas production caused market prices and demand to stay relatively low throughout fiscal 2012.

Our consolidated nonregulated delivered gas sales volumes declined by 9 percent in fiscal 2012 to 351.6 billion cubic feet, and per-unit margins fell by 2 cents per thousand cubic feet due to limited basis spreads.

Despite these challenging conditions and the effect of the impairment charge, Atmos Energy Holdings returned to profitability in fiscal 2012. Furthermore, it realigned its operations to increase efficiency. It remains a strong and respected regional competitor, retaining its many customers and winning new ones. Its focus is on lowering risks, increasing annual sales and improving margins.

Board and Management Changes

In May, Richard A. Sampson was named a member of our board of directors and of its Audit Committee and Human Resources Committee. Dick retired in 2012 as the managing director and adviser in the strategic client group of JPMorgan Chase & Co. in Denver. He has had an impressive career counseling large institutional clients and directing investments for JPMorgan Chase's defined-benefit and defined-contribution plans, with more than $25 billion in plan assets under management. We are pleased to have a person with his extensive experience and depth of financial knowledge serving our shareholders.

In accordance with our governance guidelines concerning mandatory retirement of directors, Charles K. Vaughan will retire from our board of directors no













Kim Cocklin, Atmos Energy's president and CEO, practices one of the key tenets of AtmoSpirit—Be here now!—by talking at length with hundreds of employees at company meetings.



Charles K. Vaughan

later than the 2013 annual meeting. We thank him for his 55 years of leadership and valuable contributions and for his service as chairman of the company from 1983 to 1997 and as lead director since 2003. More than any other person, Charles has been responsible for developing our strategic vision and for laying the foundation for our success. We are discussing with him how the board and our management team can continue to draw upon his wisdom and experience in the future.

Effective December 31, 2012, Lee E. Schlessman will step down as honorary director from our board of directors. Lee led Greeley Gas Company, which his father, Gerald, founded in 1944, until Atmos Energy acquired the company in 1993 and later renamed it the Colorado-Kansas Division. He served on the board from 1993 to



Lee E. Schlessman

1998, when he retired and was named honorary director. Lee has remained very active in business as president of Dolo Investment Company and has been a major benefactor to charitable causes as chairman of the Schlessman Family Foundation. We sincerely appreciate not only his active involvement on our board, but also his dedication to community development and his civic leadership.

On October 1, 2012, Fred E. Meisenheimer retired as our senior vice president and chief financial officer. During his 12 years with the company, Fred was an outstanding leader and significant contributor. He developed an exceptional team, focused on best practices and installed strong internal controls. Fred's work gave the board of directors confidence in the integrity and accuracy of our accounting information and all of our financial operations.

> The compelling prospects to modernize our system, expand our rate base and increase annual earnings make for a very favorable outlook for Atmos Energy.

Bret J. Eckert, who joined the company as a senior vice president and a member of the Management Committee in June 2012, became chief financial officer on October 1. Bret's 22 years of experience in the regulated natural gas distribution industry includes extensive experience with Securities and Exchange Commission reporting matters and filings; regulatory accounting and reporting; equity and debt offerings; mergers, acquisitions and divestitures; and technical accounting and financial matters. We feel fortunate to have Bret's leadership, experience, knowledge and integrity on our management team.

Also on October 1, 2012, Gary L. Schlessman retired as president of our Colorado-Kansas Division. Gary started at Greeley Gas Company in 1979 in service and construction. He worked as a regional manager, marketing manager and marketing vice president before advancing to division president in 1993. He has been a tireless leader and contributor in the many cities and towns the division serves. We thank him for his long service and many contributions to our company and industry.

Gary W. Gregory, who had served as president of the West Texas Division since 2004, became Colorado-Kansas Division president on October 1, 2012, and David J. Park, who had been vice president of rates and regulatory affairs in the Mid-Tex Division, was promoted to president of the West Texas Division at that time.

Future Growth

We expect to achieve predictable and stable earnings from our regulated operations. We project investing between $3.7 billion and $3.8 billion in capital projects during the fiscal years 2012 through 2016.

Our capital expenditures in fiscal 2013 should range between $770 million and $790 million. We expect again to spend more than 70 percent of this total on projects to modernize and improve the safety and reliability of our regulated infrastructure.

We forecast that we will deploy about 70 percent of fiscal 2013 expenditures in Texas. Atmos Energy's extensive Texas distribution area—the largest in the state—and our major intrastate pipeline offer many opportunities for expansion and betterment. Texas also continues to be the country's largest producer and consumer of natural gas—a situation that poses unique and outsize growth prospects. Moreover, the state's balanced utility regulatory policies generally allow recovery of most of our spending within 12 months.

We plan to invest significant amounts to fortify, repair, replace and replenish portions of our Texas intrastate natural gas transmission and storage system.

Atmos Pipeline–Texas' projects for line expansion, compression and interconnection will add more delivery capacity for utility customers in underserved areas, secure long-term gas supplies, such as natural gas associated with shale oil drilling in the Permian Basin of West Texas as well as gas production from the Barnett Shale around Fort Worth, and enhance the safety and reliability of our 5,700-mile transmission system.

At the start of fiscal 2012, our rate base totaled about $3.9 billion. By the end of fiscal 2016, we expect it to have risen to between $5.7 billion and $5.9 billion, growing during the five-year period at a compound annual rate of between 8.0 percent and 8.5 percent.

For fiscal 2013, we expect approval of between $90 million and $110 million in additional annual operating income from rate actions.

The Natural Gas Opportunity

We believe this is an opportune time to invest in our regulated assets. Investments that expand our rate base have had minimal effects on our customers' bills because lower natural gas fuel costs have essentially offset the costs of improving our infrastructure.

Natural gas stands today as the best fuel source to meet the United States' energy needs well into the 22nd century. Just imagine what this means: natural gas is domestic, clean, abundant, reliable, versatile and relatively low cost energy that the country can rely on for at least a century. Natural gas offers the ideal fuel choice for housing, industry, electricity generation and many forms of transportation. Atmos Energy intends to pursue this opportunity to benefit our investors, customers and communities.

Five-Year Capital Expenditures

Dollars in millions


$900
$600
$300
$0
2012
2013E
2014E
2015E
2016E

Fiscal 2012 was the first year of our five-year plan to invest between $3.7 billion and $3.8 billion in our natural gas distribution and our regulated transmission and storage operations. The expenditures will modernize and improve operations and add to safety and reliability.

Five-Year Rate Base Growth

Dollars in millions


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2012
2013E
2014E
2015E
2016E
Natural Gas Distribution
Regulated Transmission and Storage

We project that the rate base of our regulated operations will grow to between $5.7 billion and $5.9 billion by the end of fiscal 2016. This significant increase in our rate base, in turn, should be the main driver of our consolidated net income.

Although we remain interested in acquisitions, we no longer consider them our engine for growth. Opportunities to invest in our core business offer much better returns than acquisitions can provide.

To fund our increased capital spending, we will rely on our ample liquidity, strong balance sheet, solid credit ratings and consistent cash flows to give us flexible financing options.

At September 30, 2012, we had about $1.0 billion of total borrowing capacity, which is sufficient to meet our future needs. Our balance sheet is very strong, with 48 percent equity at year-end. Additionally, we have solid investment-grade credit ratings from all three major rating agencies.

We have a very attractive growth strategy. During our current five-year capital spending program, we expect to invest sufficiently to grow our rate base at a compound annual rate of 8.0 percent to 8.5 percent. That should equate to growth in consolidated earnings by the end of fiscal 2016 at a compound annual rate of 6 percent to 8 percent. Total annual shareholder return should be between 10 percent and 12 percent.

The compelling prospects to modernize our system, expand our rate base and increase annual earnings make for a very favorable outlook for Atmos Energy. For fiscal 2013, we expect earnings per diluted share, excluding unrealized margins and any gain on the sale of our Georgia assets, will increase to between $2.40 and $2.50.

At the Heart of Matters

Executive Chairman Robert W. Best regularly says that a company, like an individual, is only as strong as its heart. Atmos Energy's people represent our heart. Our nearly 4,800 employees deliver excellent service to our more than 3 million customers.

By living our values, by taking to heart AtmoSpirit, our employees produce exceptional performance, consistently enabling us to reward our shareholders, investors, communities and employees who all profit from our dependable and long-term success.

On behalf of the company's board of directors and management, I express our heart-felt thanks to the men and women who serve not just our customers, but also you, our investors, and all our stakeholders.

Kim R. Cocklin

Kim R. Cocklin
President and Chief Executive Officer

November 15, 2012


ATMOS
energy

Year Ended September 30 Dollars in thousands, except per share data	2012	2011	Change
Operating revenues	$ 3,438,483	$ 4,286,435	(19.8)%
Gross profit	$ 1,323,739	$ 1,300,820	1.8%
Natural gas distribution net income — continuing operations	$ 123,848	$ 144,705	(14.4)%
Natural gas distribution net income — discontinued operations	24,521	18,013	36.1%
Regulated transmission and storage net income	63,059	52,415	20.3%
Nonregulated net income (loss)	5,289	(7,532)	170.2%
Total	$ 216,717	$ 207,601	4.4%
Total assets	$ 7,495,675	$ 7,282,871	2.9%
Total capitalization*	$ 4,315,548	$ 4,461,538	(3.3)%
Net income per share from continuing operations — diluted	$ 2.10	$ 2.07	1.4%
Net income per share from discontinued operations — diluted	$ 0.27	$ 0.20	35.0%
Net income per share — diluted	$ 2.37	$ 2.27	4.4%
Cash dividends per share	$ 1.38	$ 1.36	1.5%
Book value per share at end of year	$ 26.14	$ 24.98	4.6%
Natural gas distribution throughput — continuing operations (MMcf)	372,688	401,352	(7.1)%
Natural gas distribution throughput — discontinued operations (MMcf)	18,295	22,668	(19.3)%
Consolidated natural gas distribution throughput (MMcf)	390,983	424,020	(7.8)%
Consolidated regulated transmission and storage transportation volumes (MMcf)	466,527	435,012	7.2%
Consolidated nonregulated delivered gas sales volumes (MMcf)	351,628	384,799	(8.6)%
Heating degree days†	2,692	2,733	(1.5)%
Degree days as a percentage of normal†	97%	99%	(2.0)%
Meters in service at end of year	3,116,589	3,213,191	(3.0)%
Return on average shareholders' equity	9.3%	9.1%	2.2%
Shareholders' equity as a percentage of total capitalization (including short-term debt) at end of year	48.3%	48.3%	—
Shareholders of record	17,775	18,680	(4.8)%
Weighted average shares outstanding — diluted (000s)	91,172	90,652	0.6%

*Total capitalization represents the sum of shareholders' equity and long-term debt, excluding current maturities.
† Heating degree days are adjusted for service areas with weather-normalized operations.

Summary Annual Report

The financial information presented in this report about Atmos Energy Corporation is condensed. Our complete financial statements, including notes as well as management's discussion and analysis of financial condition and results of operations, are presented in our *Annual Report on Form 10-K*. Atmos Energy's chief executive officer and its chief financial officer have executed all certifications with respect to the financial statements contained therein and have completed management's report on internal control over financial reporting, which are required under the Sarbanes-Oxley Act of 2002 and all related rules and regulations of the Securities and Exchange Commission. Investors may request, without charge, our *Annual Report on Form 10-K* for the fiscal year ended September 30, 2012, by calling Investor Relations at 972-855-3729 between 8 a.m. and 5 p.m. Central time. Our *Annual Report on Form 10-K* also is available on Atmos Energy's website at www.atmosenergy.com. Additional investor information is presented on pages 31 and 32 of this report.

At left Employees like McKinley Coleman, a service technician in the Kentucky/Mid-States Division at Bowling Green, Kentucky, take pride in their communities and in fulfilling their civic responsibilities, whether by serving on active military duty or by encouraging their fellow citizens to exercise their right to vote.

Year Ended September 30	2012	2011
Meters in service		
Residential	2,846,134	2,929,814
Commercial	258,386	270,774
Industrial	1,891	2,069
Public authority and other	10,178	10,534
Total meters	3,116,589	3,213,191
Heating degree days*		
Actual (weighted average)	2,692	2,733
Percent of normal	97%	99%
Natural gas distribution sales volumes — continuing operations (MMcf)		
Residential	137,049	158,119
Commercial	82,516	89,720
Industrial	15,673	17,289
Public authority and other	9,228	10,412
Total	244,466	275,540
Natural gas distribution transportation volumes — continuing operations (MMcf)	132,595	130,266
Total natural gas distribution throughput — continuing operations (MMcf)	377,061	405,806
Natural gas distribution sales volumes — discontinued operations (MMcf)	11,259	14,387
Natural gas distribution transportation volumes — discontinued operations (MMcf)	7,036	8,281
Intersegment activity (MMcf)	(4,373)	(4,454)
Consolidated natural gas distribution throughput (MMcf)	390,983	424,020
Consolidated regulated transmission and storage transportation volumes (MMcf)	466,527	435,012
Consolidated nonregulated delivered gas sales volumes (MMcf)	351,628	384,799
Operating revenues (000s)		
Natural gas distribution sales revenues		
Residential	$ 1,351,479	$ 1,535,887
Commercial	587,651	685,380
Industrial	71,960	96,636
Public authority and other	54,334	68,676
Total gas distribution sales revenues	2,065,424	2,386,579
Transportation revenues	53,924	57,331
Other gas revenues	25,028	25,871
Total natural gas distribution revenues	2,144,376	2,469,781
Regulated transmission and storage revenues	92,604	87,141
Nonregulated revenues	1,201,503	1,729,513
Total operating revenues (000s)	$ 3,438,483	$ 4,286,435
Other statistics		
Gross plant (000s)	$ 7,134,470	$ 6,816,794
Net plant (000s)	$ 5,475,604	$ 5,147,918
Miles of pipe	73,875	76,835
Employees	4,759	4,949

* Heating degree days are adjusted for service areas with weather-normalized operations.

Condensed Consolidated Balance Sheets

Year Ended September 30 Dollars in thousands, except per share data	2012	2011
Assets		
Property, plant and equipment	$ 6,860,358	$ 6,607,552
Construction in progress	274,112	209,242
	7,134,470	6,816,794
Less accumulated depreciation and amortization	1,658,866	1,668,876
Net property, plant and equipment	5,475,604	5,147,918
Current assets		
Cash and cash equivalents	64,239	131,419
Accounts receivable, less allowance for doubtful accounts of $9,425 in 2012 and $7,440 in 2011	234,526	273,303
Gas stored underground	256,415	289,760
Other current assets	272,782	316,471
Total current assets	827,962	1,010,953
Goodwill and intangible assets	740,847	740,207
Deferred charges and other assets	451,262	383,793
	$ 7,495,675	$ 7,282,871
Capitalization and Liabilities		
Shareholders' equity		
Common stock, no par value (stated at $.005 per share); 200,000,000 shares authorized; issued and outstanding: 2012 – 90,239,900 shares, 2011 – 90,296,482 shares	$ 451	$ 451
Additional paid-in capital	1,745,467	1,732,935
Accumulated other comprehensive loss	(47,607)	(48,460)
Retained earnings	660,932	570,495
Shareholders' equity	2,359,243	2,255,421
Long-term debt	1,956,305	2,206,117
Total capitalization	4,315,548	4,461,538
Current liabilities		
Accounts payable and accrued liabilities	215,229	291,205
Other current liabilities	489,665	367,563
Short-term debt	570,929	206,396
Current maturities of long-term debt	131	2,434
Total current liabilities	1,275,954	867,598
Deferred income taxes	1,015,083	960,093
Regulatory cost of removal obligation	381,164	428,947
Deferred credits and other liabilities	507,926	564,695
	$ 7,495,675	$ 7,282,871

Year Ended September 30 Dollars in thousands, except per share data	2012	2011	2010
Operating revenues			
Natural gas distribution segment	$ 2,145,330	$ 2,470,664	$ 2,783,863
Regulated transmission and storage segment	247,351	219,373	203,013
Nonregulated segment	1,351,303	2,024,893	2,146,658
Intersegment eliminations	(305,501)	(428,495)	(472,474)
	3,438,483	4,286,435	4,661,060
Purchased gas cost			
Natural gas distribution segment	1,122,587	1,452,721	1,785,221
Regulated transmission and storage segment	—	—	—
Nonregulated segment	1,296,179	1,959,893	2,032,567
Intersegment eliminations	(304,022)	(426,999)	(470,864)
	2,114,744	2,985,615	3,346,924
Gross profit	1,323,739	1,300,820	1,314,136
Operating expenses			
Operation and maintenance	453,613	442,965	454,621
Depreciation and amortization	237,525	223,832	208,539
Taxes, other than income	181,073	177,767	187,143
Asset impairments	5,288	30,270	—
Total operating expenses	877,499	874,834	850,303
Operating income	446,240	425,986	463,833
Miscellaneous income (expense), net	(14,644)	21,184	(591)
Interest charges	141,174	150,763	154,188
Income from continuing operations before income taxes	290,422	296,407	309,054
Income tax expense	98,226	106,819	119,203
Income from continuing operations	192,196	189,588	189,851
Income from discontinued operations, net of tax ($10,066, $12,372 and $9,584)	18,172	18,013	15,988
Gain on sale of discontinued operations, net of tax ($3,519, $0 and $0)	6,349	—	—
Net income	$ 216,717	$ 207,601	$ 205,839
Basic earnings per share			
Income per share from continuing operations	$ 2.12	$ 2.08	$ 2.05
Income per share from discontinued operations	0.27	0.20	0.17
Net income per share — basic	$ 2.39	$ 2.28	$ 2.22
Diluted earnings per share			
Income per share from continuing operations	$ 2.10	$ 2.07	$ 2.03
Income per share from discontinued operations	0.27	0.20	0.17
Net income per share — diluted	$ 2.37	$ 2.27	$ 2.20
Weighted average shares outstanding:			
Basic	90,150	90,201	91,852
Diluted	91,172	90,652	92,422

Year Ended September 30 Dollars in thousands	2012	2011	2010
Cash Flows from Operating Activities			
Net income	$ 216,717	$ 207,601	$ 205,839
Adjustments to reconcile net income to net cash provided by operating activities:			
Asset impairments	5,288	30,270	—
Gain on sale of discontinued operations	(9,868)	—	—
Depreciation and amortization:			
Charged to depreciation and amortization	246,093	233,155	216,960
Charged to other accounts	484	228	173
Deferred income taxes	104,319	117,353	196,731
Stock-based compensation	19,222	11,586	12,655
Debt financing costs	8,147	9,438	11,908
Other	(493)	(961)	(1,245)
Changes in assets and liabilities	(2,992)	(25,826)	83,455
Net cash provided by operating activities	586,917	582,844	726,476
Cash Flows Used in Investing Activities			
Capital expenditures	(732,858)	(622,965)	(542,636)
Proceeds from the sale of discontinued operations	128,223	—	—
Other, net	(4,625)	(4,421)	(66)
Net cash used in investing activities	(609,260)	(627,386)	(542,702)
Cash Flows from Financing Activities			
Net increase in short-term debt	354,141	83,306	54,268
Net proceeds from issuance of long-term debt	—	394,466	—
Settlement of Treasury lock agreements	—	20,079	—
Unwinding of Treasury lock agreements	—	27,803	—
Repayment of long-term debt	(257,034)	(360,131)	(131)
Cash dividends paid	(125,796)	(124,011)	(124,287)
Repurchase of common stock	(12,535)	—	(100,450)
Repurchase of equity awards	(5,219)	(5,299)	(1,191)
Issuance of common stock	1,606	7,796	8,766
Net cash provided by (used in) financing activities	(44,837)	44,009	(163,025)
Net increase (decrease) in cash and cash equivalents	(67,180)	(533)	20,749
Cash and cash equivalents at beginning of year	131,419	131,952	111,203
Cash and cash equivalents at end of year	$ 64,239	$ 131,419	$ 131,952

The Board of Directors and Shareholders of Atmos Energy Corporation

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Atmos Energy Corporation at September 30, 2012 and 2011, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2012 (not presented separately herein); and in our report dated November 12, 2012, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Atmos Energy Corporation's internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 12, 2012 (not presented separately herein) expressed an unqualified opinion thereon.

Ernst & Young LLP

Dallas, Texas
November 12, 2012

Year Ended September 30	2012	2011	2010	2009	2008
Balance Sheet Data at September 30 (000s)					
Capital expenditures	$ 732,858	$ 622,965	$ 542,636	$ 509,494	$ 472,273
Net property, plant and equipment	5,475,604	5,147,918	4,793,075	4,439,103	4,136,859
Working capital	(447,992)	143,355	(290,887)	91,519	78,017
Total assets	7,495,675	7,282,871	6,763,791	6,367,083	6,386,699
Shareholders' equity	2,359,243	2,255,421	2,178,348	2,176,761	2,052,492
Long-term debt, excluding current maturities	1,956,305	2,206,117	1,809,551	2,169,400	2,119,792
Total capitalization	4,315,548	4,461,538	3,987,899	4,346,161	4,172,284
Income Statement Data					
Operating revenues (000s)	$ 3,438,483	$ 4,286,435	$ 4,661,060	$ 4,793,248	$ 7,039,342
Gross profit (000s)	1,323,739	1,300,820	1,314,136	1,297,682	1,275,077
Income from continuing operations (000s)	192,196	189,588	189,851	175,026	166,696
Income from discontinued operations, net of tax (000s)	24,521	18,013	15,988	15,952	13,635
Net income (000s)	216,717	207,601	205,839	190,978	180,331
Income per share from continuing operations—diluted	2.10	2.07	2.03	1.90	1.84
Income per share from discontinued operations—diluted	0.27	0.20	0.17	0.17	0.15
Net income per diluted share	2.37	2.27	2.20	2.07	1.99
Common Stock Data					
Shares outstanding (000s)					
End of year	90,240	90,296	90,164	92,552	90,815
Weighted average	91,172	90,652	92,422	91,620	89,941
Cash dividends per share	$ 1.38	$ 1.36	$ 1.34	$ 1.32	$ 1.30
Shareholders of record	17,775	18,680	19,738	20,790	21,756
Market price — High	$ 36.94	$ 34.98	$ 30.06	$ 28.80	$ 29.46
Low	$ 30.60	$ 28.87	$ 26.41	$ 20.20	$ 25.09
End of year	$ 35.79	$ 32.45	$ 29.25	$ 28.18	$ 26.62
Book value per share at end of year	$ 26.14	$ 24.98	$ 24.16	$ 23.52	$ 22.60
Price/Earnings ratio at end of year	15.10	14.30	13.30	13.61	13.38
Market/Book ratio at end of year	1.37	1.30	1.21	1.20	1.18
Annualized dividend yield at end of year	3.9%	4.2%	4.6%	4.7%	4.9%
Customers and Volumes (as metered)					
Consolidated distribution gas sales volumes (MMcf)	255,725	289,927	322,628	282,117	292,676
Consolidated distribution gas transportation volumes (MMcf)	135,258	134,093	131,547	126,768	136,678
Consolidated distribution throughput (MMcf)	390,983	424,020	454,175	408,885	429,354
Consolidated transmission and storage transportation volumes (MMcf)	466,527	435,012	428,599	528,689	595,542
Consolidated nonregulated delivered gas sales volumes (MMcf)	351,628	384,799	353,853	370,569	389,392
Meters in service at end of year	3,116,589	3,213,191	3,186,040	3,178,844	3,191,779
Heating degree days*	2,692	2,733	2,780	2,713	2,820
Degree days as a percentage of normal*	97%	99%	102%	100%	100%
Gas distribution average cost of gas per Mcf sold	$ 4.64	$ 5.30	$ 5.77	$ 6.95	$ 9.05
Gas distribution average transportation fee per Mcf	$ .43	$ .46	$ .46	$ .46	$ .43
Statistics					
Return on average shareholders' equity	9.3%	9.1%	9.1%	8.9%	8.8%
Number of employees	4,759	4,949	4,913	4,891	4,750
Net gas distribution plant per meter	$ 1,468	$ 1,362	$ 1,243	$ 1,165	$ 1,091
Gas distribution operation and maintenance expense per meter	$ 118	$ 111	$ 114	$ 116	$ 122
Meters per employee—gas distribution	680	676	676	678	700
Times interest earned before income taxes	3.27	3.13	3.09	2.82	3.06

* Heating degree days are adjusted for service areas with weather-normalized operations.

Senior Management Team



Robert W. Best
Executive Chairman
of the Board



Kim R. Cocklin
President and
Chief Executive Officer



Bret J. Eckert
Senior Vice President and
Chief Financial Officer



Louis P. Gregory
Senior Vice President,
General Counsel and
Corporate Secretary



Michael E. Haefner
Senior Vice President,
Human Resources



Marvin L. Sweetin
Senior Vice President,
Utility Operations

Regulated Divisions



J. Kevin Akers
President,
Kentucky/Mid-States Division



Richard A. Erskine
President,
Atmos Pipeline–Texas Division



David E. Gates
President,
Mississippi Division



Gary W. Gregory
President,
Colorado-Kansas Division



Tom S. Hawkins, Jr.
President,
Louisiana Division



John A. Paris
President,
Mid-Tex Division



David J. Park
President,
West Texas Division

Nonregulated Operations



Mark S. Bergeron
President,
Atmos Energy Holdings, Inc.

Shared Services



Verlon R. Aston, Jr.
Vice President,
Governmental and
Public Affairs



Clay C. Cash
Vice President,
Customer Service



Christopher T. Forsythe
Vice President and Controller



Susan K. Giles
Vice President,
Investor Relations



Richard J. Gius
Vice President and
Chief Information Officer

Shared Services (continued)



Conrad E. Gruber
Vice President,
Strategic Planning



Kenneth M. Malter
Vice President,
Gas Supply and Services



John S. McDill
Vice President,
Pipeline Safety



Edward Pace McDonald IV
Vice President, Tax



Daniel M. Meziere
Vice President and Treasurer



Robert W. Best
Executive Chairman of the Board,
Atmos Energy Corporation
Dallas, Texas
Board member since 1997



Kim R. Cocklin
President and Chief Executive Officer,
Atmos Energy Corporation
Dallas, Texas
Board member since 2009



Richard W. Douglas
Executive Vice President,
Jones Lang LaSalle LLC
Dallas, Texas
Board member since 2007
Committees: Human Resources, Nominating and Corporate Governance, Work Session/Annual Meeting



Ruben E. Esquivel
Vice President for Community and Corporate Relations, UT Southwestern Medical Center
Dallas, Texas
Board member since 2008
Committees: Audit, Human Resources



Richard K. Gordon
General Partner,
Juniper Capital LP and Juniper Energy LP
Houston, Texas
Board member since 2001
Committees: Human Resources (Chairman), Executive, Nominating and Corporate Governance



Robert C. Grable
Partner, Kelly Hart & Hallman LLP
Fort Worth, Texas
Board member since 2009
Committees: Audit, Human Resources



Dr. Thomas C. Meredith
President, Effective Leadership LLC
Jackson, Mississippi
Board member since 1995
Committees: Work Session/Annual Meeting (Chairman), Executive, Human Resources, Nominating and Corporate Governance



Nancy K. Quinn
Independent Energy Consultant
East Hampton, New York
Board member since 2004
Committees: Audit (Chair), Executive, Nominating and Corporate Governance



Richard A. Sampson
Retired Managing Director and Client Adviser,
JPMorgan Chase & Co.
Denver, Colorado
Board member since 2012
Committees: Audit, Human Resources



Stephen R. Springer
Retired Senior Vice President and General Manager,
Midstream Division,
The Williams Companies, Inc.
Fort Myers Beach, Florida
Board member since 2005
Committee: Work Session/Annual Meeting



Charles K. Vaughan
Retired Chairman of the Board,
Atmos Energy Corporation
Dallas, Texas
Board member since 1983
Lead Director since 2003
Committee: Executive (Chairman)



Richard Ware II
President, Amarillo National Bank
Amarillo, Texas
Board member since 1994
Committees: Nominating and Corporate Governance (Chairman), Audit, Executive, Work Session/Annual Meeting



Lee E. Schlessman
Honorary Director
President, Dolo Investment Company
Denver, Colorado
Retired from Board in 1998

Common Stock Listing
New York Stock Exchange. Trading symbol: ATO

Stock Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
800-543-3038

To inquire about your Atmos Energy common stock, please call AST at the telephone number above. You may use the agent's interactive voice response system 24 hours a day to learn about transferring stock or to check your recent account activity, all without the assistance of a customer service representative. Please have available your Atmos Energy shareholder account number and your Social Security or federal taxpayer ID number.

To speak to an AST customer service representative, please call the same number between 8 a.m. and 7 p.m. Eastern time, Monday through Thursday, or 8 a.m. to 5 p.m. Eastern time on Friday.

You also may send an email message on our transfer agent's website at www.amstock.com. Please refer to Atmos Energy in your email message and include your Atmos Energy shareholder account number.

Independent Registered Public Accounting Firm
Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, Texas 75219
214-969-8000

Form 10-K
Atmos Energy Corporation's *Annual Report on Form 10-K* is available at no charge from Investor Relations, Atmos Energy Corporation, P.O. Box 650205, Dallas, Texas 75265-0205 or by calling 972-855-3729 between 8 a.m. and 5 p.m. Central time. Atmos Energy's Form 10-K also may be viewed on Atmos Energy's website at www.atmosenergy.com.

Annual Meeting of Shareholders
The 2013 Annual Meeting of Shareholders will be held in the Pavilion Ballroom at the Belo Mansion, 2101 Ross Avenue, Dallas, Texas 75201 on Wednesday, February 13, 2013, at 9:30 a.m. Central time.

Direct Stock Purchase Plan
Atmos Energy has a Direct Stock Purchase Plan that is available to all investors. For an Enrollment Application Form and a Plan Prospectus, please call AST at 800-543-3038. The Prospectus is also available at www.atmosenergy.com. You may also obtain information by writing to Investor Relations, Atmos Energy Corporation, P.O. Box 650205, Dallas, Texas 75265-0205.

This is not an offer to sell, or a solicitation to buy, any securities of Atmos Energy Corporation. Shares of Atmos Energy common stock purchased through the Direct Stock Purchase Plan will be offered only by Prospectus.

Atmos Energy on the Internet
Information about Atmos Energy is available on the Internet at www.atmosenergy.com. Our website includes news releases, current and historical financial reports, other investor data, corporate governance documents, management biographies, customer information and facts about Atmos Energy's operations.

Atmos Energy Corporation Contacts
To contact Atmos Energy's Investor Relations, call 972-855-3729 between 8 a.m. and 5 p.m. Central time or send an email message to InvestorRelations@atmosenergy.com.

Securities analysts and investment managers, please contact:

Susan K. Giles
Vice President, Investor Relations
972-855-3729 (voice) 972-855-3040 (fax)
InvestorRelations@atmosenergy.com

Forward-looking Statements

The matters discussed or incorporated by reference in this *Summary Annual Report* may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in this report are forward-looking statements made in good faith by the Company and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. When used in this report or any other of the Company's documents or oral presentations, the words "anticipate," "believe," "estimate," "expect," "forecast," "goal," "intend," "objective," "plan," "projection," "seek," "strategy" or similar words are intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in this report. These risks and uncertainties are discussed in the Company's *Annual Report on Form 10-K* for the fiscal year ended September 30, 2012. Although the Company believes these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. Further, the Company undertakes no obligation to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.

Other Information

You can view this *Summary Annual Report*, our *Annual Report on Form 10-K* and other financial documents for fiscal 2012 and previous years at www.atmosenergy.com.

If you are a shareholder who would like to receive our *Summary Annual Report* and other company documents electronically in the future, please sign up for electronic distribution. It's convenient and easy, and it saves the costs to produce and distribute these materials.

To receive these documents over the Internet next year, please visit www.amstock.com and access your account to give your consent. Please remember that accessing our *Summary Annual Report* and other company documents over the Internet may result in charges to you from your Internet service provider or telephone company.

Inside Back Cover Tim Harper (center), a Mid-Tex Division crew leader in Dallas, leads Atmos Energy's North Texas bicycling team, which works out to improve fitness and rides in major races across the state to raise money for charitable causes.

Back Cover Bonnie McElearney, AtmoSpirit director, has been a significant contributor to the company's goal of instilling consistent cultural values that help develop employees and serve stakeholders.


energy

Atmos Energy Corporation
P.O. Box 650205
Dallas, Texas 75265-0205
atmosenergy.com



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

SEC Mail Processing Section
DEC 2 6 2012
Washington DC
402

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended September 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 1-10042

Atmos Energy Corporation
(Exact name of registrant as specified in its charter)

Texas and Virginia	**75-1743247**
(State or other jurisdiction of incorporation or organization)	*(IRS employer identification no.)*
Three Lincoln Centre, Suite 1800 **5430 LBJ Freeway, Dallas, Texas**	**75240**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code:
(972) 934-9227

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, No Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.45) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, March 31, 2012, was $2,764,486,845.

As of November 6, 2012, the registrant had 90,240,464 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed for the Annual Meeting of Shareholders on February 13, 2013, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

GLOSSARY OF KEY TERMS

AEC	Atmos Energy Corporation
AEH	Atmos Energy Holdings, Inc.
AEM	Atmos Energy Marketing, LLC
APS	Atmos Pipeline and Storage, LLC
ATO	Trading symbol for Atmos Energy Corporation common stock on the New York Stock Exchange
Bcf	Billion cubic feet
COSO	Committee of Sponsoring Organizations of the Treadway Commission
ERISA	Employee Retirement Income Security Act of 1974
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
Fitch	Fitch Ratings, Ltd.
GRIP	Gas Reliability Infrastructure Program
GSRS	Gas System Reliability Surcharge
ISRS	Infrastructure System Replacement Surcharge
KPSC	Kentucky Public Service Commission
LTIP	1998 Long-Term Incentive Plan
Mcf	Thousand cubic feet
MDWQ	Maximum daily withdrawal quantity
Mid-Tex Cities	Represents 440 of the 441 incorporated cities, or approximately 80 percent of the Mid-Tex Division's customers, with whom a settlement agreement was reached during the fiscal 2008 second quarter.
MMcf	Million cubic feet
Moody's	Moody's Investor Services, Inc.
NYMEX	New York Mercantile Exchange, Inc.
NYSE	New York Stock Exchange
PAP	Pension Account Plan
RRC	Railroad Commission of Texas
RRM	Rate Review Mechanism
RSC	Rate Stabilization Clause
S&P	Standard & Poor's Corporation
SEC	United States Securities and Exchange Commission
SRF	Stable Rate Filing
WNA	Weather Normalization Adjustment

PART I

The terms "we," "our," "us", "Atmos Energy" and the "Company" refer to Atmos Energy Corporation and its subsidiaries, unless the context suggests otherwise.

ITEM 1. *Business.*

Overview and Strategy

Atmos Energy Corporation, headquartered in Dallas, Texas, and incorporated in Texas and Virginia, is engaged primarily in the regulated natural gas distribution and transmission and storage businesses as well as other nonregulated natural gas businesses. We deliver natural gas through regulated sales and transportation arrangements to over three million residential, commercial, public authority and industrial customers in nine states located primarily in the South, which makes us one of the country's largest natural-gas-only distributors based on number of customers. We also operate one of the largest intrastate pipelines in Texas based on miles of pipe.

In August 2012, we completed the sale of our natural gas distribution operations in Missouri, Illinois and Iowa, representing approximately 84,000 customers and announced that we had entered into a definitive agreement to sell our natural gas distribution operations in Georgia, representing approximately 64,000 customers. After the closing of the Georgia transaction, we will operate in eight states.

Through our nonregulated businesses, we primarily provide natural gas management and marketing services to municipalities, other local gas distribution companies and industrial customers principally in the Midwest and Southeast and natural gas transportation along with storage services to certain of our natural gas distribution divisions and third parties.

Our overall strategy is to:

- deliver superior shareholder value,
- improve the quality and consistency of earnings growth, while safely operating our regulated and nonregulated businesses exceptionally well and
- enhance and strengthen a culture built on our core values.

We have delivered excellent shareholder value by growing our earnings and increasing our dividends for over 25 consecutive years. Through fiscal 2005, we achieved this record of growth through acquisitions while efficiently managing our operating and maintenance expenses and leveraging our technology to achieve more efficient operations. Since that time, we have achieved growth by implementing rate designs that reduce or eliminate regulatory lag and separate the recovery of our approved margins from customer usage patterns. In addition, we have developed various commercial opportunities within our regulated transmission and storage operations.

Our core values include focusing on our employees and customers while conducting our business with honesty and integrity. We continue to strengthen our culture through ongoing communications with our employees and enhanced employee training.

Operating Segments

We operate the Company through the following three segments:

- The *natural gas distribution segment*, which includes our regulated natural gas distribution and related sales operations,
- The *regulated transmission and storage segment*, which includes the regulated pipeline and storage operations of our Atmos Pipeline — Texas Division and
- The *nonregulated segment*, which includes our nonregulated natural gas management, nonregulated natural gas transmission, storage and other services.

These operating segments are described in greater detail below.

Natural Gas Distribution Segment Overview

Our natural gas distribution segment represents approximately 65 percent of our consolidated net income. This segment is comprised of the following six regulated divisions, presented in order of total rate base, covering service areas in nine states:

- Atmos Energy Mid-Tex Division,
- Atmos Energy Kentucky/Mid-States Division,
- Atmos Energy Louisiana Division,
- Atmos Energy West Texas Division,
- Atmos Energy Mississippi Division and
- Atmos Energy Colorado-Kansas Division

Our natural gas distribution business is a seasonal business. Gas sales to residential and commercial customers are greater during the winter months than during the remainder of the year. The volumes of gas sales during the winter months will vary with the temperatures during these months.

Revenues in this operating segment are established by regulatory authorities in the states in which we operate. These rates are intended to be sufficient to cover the costs of conducting business and to provide a reasonable return on invested capital. Our primary service areas are located in Colorado, Kansas, Kentucky, Louisiana, Mississippi, Tennessee and Texas. We have more limited service areas in Georgia and Virginia. See Note 6 in the consolidated financial statements for a description of the completed sale of our Missouri, Illinois and Iowa service areas and the anticipated sale of our Georgia distribution operations. In addition, we transport natural gas for others through our distribution system.

Rates established by regulatory authorities often include cost adjustment mechanisms for costs that (i) are subject to significant price fluctuations compared to our other costs, (ii) represent a large component of our cost of service and (iii) are generally outside our control.

Purchased gas cost adjustment mechanisms represent a common form of cost adjustment mechanism. Purchased gas cost adjustment mechanisms provide natural gas utility companies a method of recovering purchased gas costs on an ongoing basis without filing a rate case because they provide a dollar-for-dollar offset to increases or decreases in natural gas distribution gas costs. Therefore, although substantially all of our natural gas distribution operating revenues fluctuate with the cost of gas that we purchase, natural gas distribution gross profit (which is defined as operating revenues less purchased gas cost) is generally not affected by fluctuations in the cost of gas.

Additionally, some jurisdictions have introduced performance-based ratemaking adjustments to provide incentives to natural gas utilities to minimize purchased gas costs through improved storage management and use of financial instruments to lock in gas costs. Under the performance-based ratemaking adjustment, purchased gas costs savings are shared between the utility and its customers.

Finally, regulatory authorities have approved weather normalization adjustments (WNA) for approximately 97 percent of residential and commercial margins in our service areas as a part of our rates. WNA minimizes the effect of weather that is above or below normal by allowing us to increase customers' bills to offset the effect of lower gas usage when weather is warmer than normal and decrease customers' bills to offset the effect of higher gas usage when weather is colder than normal.

As of September 30, 2012 we had WNA for our residential and commercial meters in the following service areas for the following periods:

Georgia, Kansas, West Texas	October — May
Kentucky, Mississippi, Tennessee, Mid-Tex	November — April
Louisiana	December — March
Virginia	January — December

Our supply of natural gas is provided by a variety of suppliers, including independent producers, marketers and pipeline companies and withdrawals of gas from proprietary and contracted storage assets. Additionally, the natural gas supply for our Mid-Tex Division includes peaking and spot purchase agreements.

Supply arrangements consist of both base load and swing supply (peaking) quantities and are contracted from our suppliers on a firm basis with various terms at market prices. Base load quantities are those that flow at a constant level throughout the month and swing supply quantities provide the flexibility to change daily quantities to match increases or decreases in requirements related to weather conditions.

Except for local production purchases, we select our natural gas suppliers through a competitive bidding process by periodically requesting proposals from suppliers that have demonstrated that they can provide reliable service. We select these suppliers based on their ability to deliver gas supply to our designated firm pipeline receipt points at the lowest reasonable cost. Major suppliers during fiscal 2012 were Anadarko Energy Services, BP Energy Company, ConocoPhillips, Devon Gas Services, L.P., Enbridge Marketing (US) L.P., Iberdrola Renewables, Inc., National Fuel Marketing Company, LLC, Sequent Energy Management, L.P., Texla Energy Management, Inc. and Atmos Energy Marketing, LLC, our natural gas marketing subsidiary.

The combination of base load, peaking and spot purchase agreements, coupled with the withdrawal of gas held in storage, allows us the flexibility to adjust to changes in weather, which minimizes our need to enter into long-term firm commitments. We estimate our peak-day availability of natural gas supply to be approximately 4.4 Bcf. The peak-day demand for our natural gas distribution operations in fiscal 2012 was on February 11, 2012, when sales to customers reached approximately 3.0 Bcf.

Currently, our natural gas distribution divisions, except for our Mid-Tex Division, utilize 43 pipeline transportation companies, both interstate and intrastate, to transport our natural gas. The pipeline transportation agreements are firm and many of them have "pipeline no-notice" storage service, which provides for daily balancing between system requirements and nominated flowing supplies. These agreements have been negotiated with the shortest term necessary while still maintaining our right of first refusal. The natural gas supply for our Mid-Tex Division is delivered primarily by our Atmos Pipeline — Texas Division.

To maintain our deliveries to high priority customers, we have the ability, and have exercised our right, to curtail deliveries to certain customers under the terms of interruptible contracts or applicable state regulations or statutes. Our customers' demand on our system is not necessarily indicative of our ability to meet current or anticipated market demands or immediate delivery requirements because of factors such as the physical limitations of gathering, storage and transmission systems, the duration and severity of cold weather, the availability of gas reserves from our suppliers, the ability to purchase additional supplies on a short-term basis and actions by federal and state regulatory authorities. Curtailment rights provide us the flexibility to meet the human-needs requirements of our customers on a firm basis. Priority allocations imposed by federal and state regulatory agencies, as well as other factors beyond our control, may affect our ability to meet the demands of our customers. We anticipate no problems with obtaining additional gas supply as needed for our customers.

Below, we briefly describe our six natural gas distribution divisions. We operate in our service areas under terms of non-exclusive franchise agreements granted by the various cities and towns that we serve. At September 30, 2012, we held 1,006 franchises having terms generally ranging from five to 35 years. A significant number of our franchises expire each year, which require renewal prior to the end of their terms. We believe that we will be able to renew our franchises as they expire. Additional information concerning our natural gas distribution divisions is presented under the caption "Operating Statistics".

Atmos Energy Mid-Tex Division. Our Mid-Tex Division serves approximately 550 incorporated and unincorporated communities in the north-central, eastern and western parts of Texas, including the Dallas/Fort Worth Metroplex. The governing body of each municipality we serve has original jurisdiction over all gas distribution rates, operations and services within its city limits, except with respect to sales of natural gas for vehicle fuel and agricultural use. The Railroad Commission of Texas (RRC) has exclusive appellate jurisdiction over all rate and regulatory orders and ordinances of the municipalities and exclusive original jurisdiction over rates and services to customers not located within the limits of a municipality.

Prior to fiscal 2008, this division operated under one system-wide rate structure. In fiscal 2008, we reached a settlement with cities representing approximately 80 percent of this division's customers that allowed us to update rates for customers in these cities using an annual rate review mechanism (RRM) from fiscal 2008 through fiscal 2011, when the RRM was active. We filed a formal rate case for the Mid-Tex Division in fiscal 2012. After the conclusion of this rate case, we expect to negotiate a new rate review mechanism process. In June 2011, we reached an agreement with the City of Dallas to enter into the Dallas Annual Rate Review (DARR). This rate review provides for an annual rate review without the necessity of filing a general rate case. The first rates were implemented under the DARR in June 2012.

Atmos Energy Kentucky/Mid-States Division. Our Kentucky/Mid-States Division currently operates in more than 230 communities across Georgia, Kentucky, Tennessee and Virginia. The service areas in these states are primarily rural; however, this division serves Franklin, Tennessee and other suburban areas of Nashville. We update our rates in this division through periodic formal rate filings made with each state's public service commission.

On August 1, 2012, we completed the divestiture of our natural gas distribution operations in Missouri, Illinois and Iowa, representing approximately 84,000 customers in 189 communities, with some of the Missouri communities located in our Atmos Energy Colorado-Kansas Division. On August 8, 2012, we announced that we had entered into a definitive agreement to sell our natural gas distribution operations in Georgia, representing approximately 64,000 customers in 19 communities. See Note 6 in the consolidated financial statements for further information regarding these divestitures.

Atmos Energy Louisiana Division. In Louisiana, we serve nearly 300 communities, including the suburban areas of New Orleans, the metropolitan area of Monroe and western Louisiana. Direct sales of natural gas to industrial customers in Louisiana, who use gas for fuel or in manufacturing processes, and sales of natural gas for vehicle fuel are exempt from regulation and are recognized in our nonregulated segment. Our rates in this division are updated annually through a rate stabilization clause filing without filing a formal rate case.

Atmos Energy West Texas Division. Our West Texas Division serves approximately 80 communities in West Texas, including the Amarillo, Lubbock and Midland areas. Like our Mid-Tex Division, each municipality we serve has original jurisdiction over all gas distribution rates, operations and services within its city limits, with the RRC having exclusive appellate jurisdiction over the municipalities and exclusive original jurisdiction over rates and services provided to customers not located within the limits of a municipality. Prior to fiscal 2008, rates were updated in this division through formal rate proceedings. In fiscal 2008 and 2009, we reached an agreement with the West Texas service areas and the Amarillo and Lubbock service areas that allowed us to update rates for customers in these cities using an annual rate review mechanism (RRM) through fiscal 2011, when the RRM was active. We filed a formal rate case for the West Texas Division in fiscal 2012, which was approved on October 2, 2012. We expect to negotiate a new rate review mechanism process in fiscal 2013.

Atmos Energy Mississippi Division. In Mississippi, we serve about 110 communities throughout the northern half of the state, including the Jackson metropolitan area. Our rates in the Mississippi Division are updated annually through a stable rate filing without filing a formal rate case.

Atmos Energy Colorado-Kansas Division. Our Colorado-Kansas Division serves approximately 170 communities throughout Colorado and Kansas, including the cities of Olathe, Kansas, a suburb of Kansas City and Greeley, Colorado, located near Denver. We update our rates in this division through periodic formal rate filings and in Kansas through periodic infrastructure replacement filings made with each state's public service commission.

The following table provides a jurisdictional rate summary for our regulated operations. This information is for regulatory purposes only and may not be representative of our actual financial position.

Division	Jurisdiction	Effective Date of Last Rate/GRIP Action	Rate Base (thousands)[1]	Authorized Rate of Return[1]	Authorized Return on Equity[1]
Atmos Pipeline — Texas	Texas	05/01/2011	$807,733	9.36%	11.80%
Atmos Pipeline — Texas — GRIP	Texas	04/10/2012	879,752	9.36%	11.80%
Colorado-Kansas	Colorado	01/04/2010	86,189	8.57%	10.25%
	Kansas	09/01/2012	160,075	(2)	(2)
Kentucky/Mid-States	Georgia	02/02/2012	96,338[3]	8.61%	10.50% - 10.90%
	Kentucky	06/01/2010	208,702[4]	(2)	(2)
	Tennessee	04/01/2009	190,100	8.24%	10.30%
	Virginia	11/23/2009	36,861	8.48%	9.50% - 10.50%
Louisiana	Trans LA	04/01/2012	100,575	8.24%	10.00% - 10.80%
	LGS	07/01/2012	284,607	8.27%	10.40%
Mid-Tex Cities	Texas	09/01/2011	1,389,187[5]	8.29%	9.70%
Mid-Tex — Dallas	Texas	06/01/2012	1,472,583[5]	8.50%	10.10%
Mid-Tex — Environs GRIP	Texas	06/26/2012	1,449,544[5]	8.60%	10.40%
Mississippi	Mississippi	01/11/2012	274,576	8.06%	9.75%
West Texas	Amarillo[6]	08/01/2011	(2)	(2)	9.60%
	Lubbock[6]	09/09/2011	60,892	8.19%	9.60%
	West Texas[6]	08/01/2011	146,039	8.19%	9.60%

Division	Jurisdiction	Authorized Debt/ Equity Ratio	Bad Debt Rider[7]	WNA	Performance-Based Rate Program[8]	Customer Meters
Atmos Pipeline — Texas	Texas	50/50	No	N/A	N/A	N/A
Colorado-Kansas	Colorado	50/50	Yes[9]	No	No	111,354
	Kansas	(2)	Yes	Yes	No	129,468
Kentucky/Mid-States	Georgia	50/50	No	Yes	Yes	63,707
	Kentucky	(2)	Yes	Yes	Yes	170,608
	Tennessee	52/48	Yes	Yes	Yes	134,927
	Virginia	51/49	Yes	Yes	No	23,335
Louisiana	Trans LA	52/48	No	Yes	No	75,607
	LGS	52/48	No	Yes	No	277,159
Mid-Tex Cities	Texas	50/50	Yes	Yes	No	1,252,548
Mid-Tex — Dallas	Texas	48/52	Yes	Yes	No	250,510
Mid-Tex — Environs	Texas	51/49	Yes	Yes	No	62,627
Mississippi	Mississippi	50/50	No	Yes	No	263,302
West Texas	Amarillo[6]	52/48	Yes	Yes	No	70,258
	Lubbock[6]	52/48	Yes	Yes	No	74,244
	West Texas[6]	52/48	Yes	Yes	No	156,935

(1) The rate base, authorized rate of return and authorized return on equity presented in this table are those from the most recent rate case or GRIP filing for each jurisdiction. These rate bases, rates of return and returns on equity are not necessarily indicative of current or future rate bases, rates of return or returns on equity.

(2) A rate base, rate of return, return on equity or debt/equity ratio was not included in the respective state commission's final decision.

(3) Georgia rate base consists of $60.2 million included in the March 2010 rate case and $36.1 million included in the October 2011 Pipeline Replacement Program (PRP) surcharge. A total of $36.1 million of the Georgia

rate base amount was awarded in the latest PRP annual filing with an effective date of October 1, 2011, an authorized rate of return of 8.68 percent and an authorized return on equity of 10.70 percent.

(4) Kentucky rate base consists of $184.7 million included in the June 2010 rate case and $24.0 million included in the October 2011 PRP surcharge. A total of $24.0 million of the Kentucky rate base amount was awarded in the latest PRP annual filing with an effective date of October 1, 2011, an authorized rate of return of 8.74 percent and an authorized return on equity of 10.50 percent.

(5) The Mid-Tex Rate Base amounts for the Mid-Tex Cities and Dallas & Environs areas represent "system-wide", or 100 percent, of the Mid-Tex Division's rate base.

(6) On October 2, 2012, a rate case settlement was approved by the Texas Railroad Commission that combined the former Amarillo, Lubbock and West Texas jurisdictions into a single "West Texas" jurisdiction.

(7) The bad debt rider allows us to recover from ratepayers the gas cost portion of uncollectible accounts.

(8) The performance-based rate program provides incentives to natural gas utility companies to minimize purchased gas costs by allowing the utility company and its customers to share the purchased gas costs savings.

(9) The recovery of the gas portion of uncollectible accounts gas cost adjustment has been approved for a two-year pilot program.

Regulated Transmission and Storage Segment Overview

Our regulated transmission and storage segment represents approximately 30 percent of our consolidated net income and consists of the regulated pipeline and storage operations of our Atmos Pipeline — Texas Division. This division transports natural gas to our Mid-Tex Division, transports natural gas for third parties and manages five underground storage reservoirs in Texas. We also provide ancillary services customary in the pipeline industry including parking and lending arrangements and sales of inventory on hand. Parking arrangements provide short-term interruptible storage of gas on our pipeline. Lending services provide short-term interruptible loans of natural gas from our pipeline to meet market demands. Gross profit earned from our Mid-Tex Division and through certain other transportation and storage services is subject to traditional ratemaking governed by the RRC. Rates are updated through periodic formal rate proceedings and filings made under Texas' Gas Reliability Infrastructure Program (GRIP). GRIP allows us to include in our rate base annually approved capital costs incurred in the prior calendar year provided that we file a complete rate case at least once every five years. Atmos Pipeline–Texas' existing regulatory mechanisms allow certain transportation and storage services to be provided under market-based rates with minimal regulation.

These operations include one of the largest intrastate pipeline operations in Texas with a heavy concentration in the established natural gas-producing areas of central, northern and eastern Texas, extending into or near the major producing areas of the Texas Gulf Coast and the Delaware and Val Verde Basins of West Texas. Nine basins located in Texas are believed to contain a substantial portion of the nation's remaining onshore natural gas reserves with our pipeline system providing access to all of these basins.

Nonregulated Segment Overview

Our nonregulated activities are conducted through Atmos Energy Holdings, Inc. (AEH), which is a wholly-owned subsidiary of Atmos Energy Corporation and operates primarily in the Midwest and Southeast areas of the United States. Currently, this segment represents less than five percent of our consolidated net income.

AEH's primary business is to deliver gas and provide related services by aggregating and purchasing gas supply, arranging transportation and storage logistics and ultimately delivering gas to customers at competitive prices. AEH also earns storage and transportation margins from (i) utilizing its proprietary 21-mile pipeline located in New Orleans, Louisiana to aggregate gas supply for our regulated natural gas distribution division in Louisiana, its gas delivery activities and, on a more limited basis, for third parties and (ii) managing proprietary storage in Kentucky and Louisiana to supplement the natural gas needs of our natural gas distribution divisions during peak periods. The majority of these margins are generated through demand fees established under contracts with certain of our natural gas distribution divisions that are renewed periodically and subject to regulatory oversight.

AEH utilizes customer-owned or contracted storage capacity to serve its customers. In an effort to offset the demand fees paid to contract for storage capacity and to maximize the value of this capacity, AEH sells financial instruments in an effort to earn a gross profit margin through the arbitrage of pricing differences in various locations and by recognizing pricing differences that occur over time. Certain of these arrangements are with regulated affiliates, which have been approved by applicable state regulatory commissions.

Ratemaking Activity

Overview

The method of determining regulated rates varies among the states in which our regulated businesses operate. The regulatory authorities have the responsibility of ensuring that utilities in their jurisdictions operate in the best interests of customers while providing utility companies the opportunity to earn a reasonable return on their investment. Generally, each regulatory authority reviews rate requests and establishes a rate structure intended to generate revenue sufficient to cover the costs of conducting business and to provide a reasonable return on invested capital.

Our rate strategy focuses on reducing or eliminating regulatory lag, obtaining adequate returns and providing stable, predictable margins, which benefit both our customers and the Company. As a result of our ratemaking efforts in recent years, Atmos Energy has:

- Annual ratemaking mechanisms in place in four states that provide for an annual rate review and adjustment to rates for approximately 77 percent of our natural gas distribution gross margin.
- Accelerated recovery of capital for approximately 74 percent of our natural gas distribution gross margin.
- WNA mechanisms in eight states that serve to minimize the effects of weather on approximately 97 percent of our natural gas distribution gross margin.
- The ability to recover the gas cost portion of bad debts for approximately 75 percent of our natural gas distribution gross margin.

Although substantial progress has been made in recent years by improving rate design across Atmos Energy's operating areas, we will continue to seek improvements in rate design to address cost variations that are related to pass-through energy costs beyond our control. Further, potential changes in federal energy policy and adverse economic conditions will necessitate continued vigilance by the Company and our regulators in meeting the challenges presented by these external factors.

Recent Ratemaking Activity

Substantially all of our regulated revenues in the fiscal years ended September 30, 2012, 2011 and 2010 were derived from sales at rates set by or subject to approval by local or state authorities. Net operating income increases resulting from ratemaking activity totaling $30.7 million, $72.4 million and $56.8 million, became effective in fiscal 2012, 2011 and 2010, as summarized below:

	Annual Increase to Operating Income For the Fiscal Year Ended September 30		
Rate Action	2012	2011	2010
		(In thousands)	
Rate case filings	$ 4,309	$20,502	$23,663
Infrastructure programs	19,172	15,033	18,989
Annual rate filing mechanisms	7,044	35,216	13,757
Other ratemaking activity	167	1,675	392
	$30,692	$72,426	$56,801

Additionally, the following ratemaking efforts were initiated during fiscal 2012 but had not been completed as of September 30, 2012:

Division	Rate Action	Jurisdiction	Operating Income Requested
			(In thousands)
Kentucky/Mid-States	PRP[1]	Georgia	$ 1,079
	PRP[1]	Kentucky	2,425
	PRP[1]	Virginia	101
	Rate Case[2]	Tennessee	11,230
	GRAM[3]	Georgia	1,079
Mississippi	Stable Rate Filing	Mississippi	4,830
Mid-Tex	Rate Case[4]	Railroad Commission of Texas (RRC)	46,537
West Texas	Rate Case[5]	RRC	9,427
			$76,708

(1) The Pipeline Replacement Program (PRP) surcharge relates to a long-term program to replace aging infrastructure. The Georgia, Kentucky and Virginia PRPs were implemented on October 1, 2012.

(2) A settlement was approved on November 7, 2012 for an operating income increase of $7.5 million.

(3) Georgia Rate Adjustment Mechanism

(4) A hearing was conducted in September 2012. A final order is expected in December 2012.

(5) On October 2, 2012, the RRC approved a $6.6 million operating income increase.

Our recent ratemaking activity is discussed in greater detail below.

Rate Case Filings

A rate case is a formal request from Atmos Energy to a regulatory authority to increase rates that are charged to customers. Rate cases may also be initiated when the regulatory authorities request us to justify our rates. This process is referred to as a "show cause" action. Adequate rates are intended to provide for recovery of the Company's costs as well as a fair rate of return to our shareholders and ensure that we continue to safely deliver reliable, reasonably priced natural gas service to our customers. The following table summarizes our recent rate cases:

Division	State	Increase in Annual Operating Income	Effective Date
		(In thousands)	
2012 Rate Case Filings:			
Colorado-Kansas	Kansas	$ 3,764	09/01/2012
West Texas — Environs	Texas	545	11/08/2011
Total 2012 Rate Case Filings		$ 4,309	
2011 Rate Case Filings:			
West Texas — Amarillo Environs	Texas	$ 78	07/26/2011
Atmos Pipeline — Texas	Texas	20,424	05/01/2011
Total 2011 Rate Case Filings		$20,502	
2010 Rate Case Filings:			
Kentucky/Mid-States	Missouri	$ 3,977	09/01/2010
Colorado-Kansas	Kansas	3,855	08/01/2010
Kentucky/Mid-States	Kentucky	6,636	06/01/2010
Kentucky/Mid-States	Georgia	2,935	03/31/2010
Mid-Tex	Texas(1)	2,963	01/26/2010
Colorado-Kansas	Colorado	1,900	01/04/2010
Kentucky/Mid-States	Virginia	1,397	11/23/2009
Total 2010 Rate Case Filings		$23,663	

(1) In its final order, the RRC approved a $3.0 million increase in operating income from customers in the Dallas & Environs portion of the Mid-Tex Division. Operating income should increase $0.2 million, net of the GRIP 2008 rates that will be superseded. The ruling also provided for regulatory accounting treatment for certain costs related to storage assets and costs moving from our Mid-Tex Division within our natural gas distribution segment to our regulated transmission and storage segment.

Infrastructure Programs

As discussed above in "Natural Gas Distribution Segment Overview" and "Regulated Transmission and Storage Segment Overview," infrastructure programs such as GRIP allow our regulated companies the opportunity to include in their rate base annually approved capital costs incurred in the prior calendar year. We currently have infrastructure programs in Texas, Georgia and Kentucky. The following table summarizes our infrastructure program filings with effective dates during the fiscal years ended September 30, 2012, 2011 and 2010:

Division	Period End	Incremental Net Utility Plant Investment	Increase in Annual Operating Income	Effective Date
		(In thousands)	(In thousands)	
2012 Infrastructure Programs:				
Mid-Tex Unincorporated (Environs)[1]	12/2011	$145,671	$ 744	06/26/2012
Atmos Pipeline — Texas	12/2011	87,210	14,684	04/10/2012
Kentucky/Mid-States — Georgia[2]	09/2010	7,160	1,215	10/01/2011
Kentucky/Mid-States — Kentucky[2]	09/2012	17,347	2,529	10/01/2011
Total 2012 Infrastructure Programs		$257,388	$19,172	
2011 Infrastructure Programs:				
Atmos Pipeline — Texas	12/2010	$ 72,980	$12,605	07/26/2011
Mid-Tex/Environs	12/2010	107,840	576	06/27/2011
West Texas/Lubbock & WT Cities Environs	12/2010	17,677	343	06/01/2011
Kentucky/Mid-States — Kentucky [2]	09/2011	3,329	468	06/01/2011
Kentucky/Mid-States — Missouri[3]	09/2010	2,367	277	02/14/2011
Kentucky/Mid-States — Georgia[2]	09/2009	5,359	764	10/01/2010
Total 2011 Infrastructure Programs		$209,552	$15,033	
2010 Infrastructure Programs:				
Mid-Tex[4]	12/2009	$ 16,957	$ 2,983	09/01/2010
West Texas	12/2009	19,158	363	06/14/2010
Atmos Pipeline — Texas	12/2009	95,504	13,405	04/20/2010
Kentucky/Mid-States — Missouri[3]	06/2009	3,578	563	03/02/2010
Colorado-Kansas — Kansas[5]	08/2009	6,917	766	12/12/2009
Kentucky/Mid-States — Georgia[2]	09/2008	6,327	909	10/01/2009
Total 2010 Infrastructure Programs		$148,441	$18,989	

(1) Incremental net utility plant investment represents the system-wide incremental investment for the Mid-Tex Division. The increase in annual operating income is for the unincorporated areas of the Mid-Tex Division only.

(2) The Pipeline Replacement Program (PRP) surcharge relates to a long-term program to replace aging infrastructure.

(3) Infrastructure System Replacement Surcharge (ISRS) relates to maintenance capital investments made since the previous rate case.

(4) Increase relates to the City of Dallas and Environs areas of the Mid-Tex Division.

(5) Gas System Reliability Surcharge (GSRS) relates to safety related investments made since the previous rate case.

Annual Rate Filing Mechanisms

As an instrument to reduce regulatory lag, annual rate filing mechanisms allow us to refresh our rates on a periodic basis without filing a formal rate case. However, these filings still involve discovery by the appropriate regulatory authorities prior to the final determination of rates under these mechanisms. As discussed above in "Natural Gas Distribution Segment Overview," we currently have annual rate filing mechanisms in our Louisiana, Mississippi and Georgia divisions and in a portion of our Texas divisions. These mechanisms are referred to as Dallas annual rate review (DARR) in our Mid-Tex Division, stable rate filings in the Mississippi Division, the rate stabilization clause in the Louisiana Division, the Georgia Rate Adjustment Mechanism (GRAM) in the Georgia Division and previously as rate review mechanisms (RRM) in our Texas divisions. The following table summarizes filings made under our various annual rate filing mechanisms:

Division	Jurisdiction	Test Year Ended	Increase (Decrease) in Annual Operating Income	Effective Date
			(In thousands)	
2012 Filings:				
Louisiana	LGS	12/31/2011	$ 2,324	07/01/2012
Mid-Tex	Dallas	09/30/2011	1,204	06/01/2012
Louisiana	Trans La	09/30/2011	11	04/01/2012
Kentucky/Mid-States	Georgia	09/30/2011	(818)	02/01/2012
Mississippi	Mississippi	06/30/2011	4,323	01/11/2012
Total 2012 Filings			$ 7,044	
2011 Filings:				
Mid-Tex	Settled Cities	12/31/2010	$ 5,126	09/27/2011
Mid-Tex	Dallas	12/31/2010	1,084	09/27/2011
West Texas	Lubbock	12/31/2010	319	09/08/2011
West Texas	Amarillo	12/31/2010	(492)	08/01/2011
Louisiana	LGS	12/31/2010	4,109	07/01/2011
Mid-Tex	Dallas	12/31/2010	1,598	07/01/2011
Louisiana	TransLa	09/30/2010	350	04/01/2011
Mid-Tex	Settled Cities	12/31/2009	23,122	10/01/2010
Total 2011 Filings			$35,216	
2010 Filings:				
West Texas	Lubbock	12/31/2009	$ (902)	09/01/2010
West Texas	WT Cities	12/31/2009	700	08/15/2010
West Texas	Amarillo	12/31/2009	1,200	08/01/2010
Louisiana	LGS	12/31/2009	3,854	07/01/2010
Louisiana	TransLa	09/30/2009	1,733	04/01/2010
Mississippi	Mississippi	06/30/2009	3,183	12/15/2009
West Texas	Lubbock	12/31/2008	2,704	10/01/2009
West Texas	Amarillo	12/31/2008	1,285	10/01/2009
Total 2010 Filings			$13,757	

Beginning in fiscal year 2008, we entered into RRM mechanisms within our Mid-Tex and West Texas divisions. Throughout the period of fiscal 2008 through fiscal 2011, when the RRM mechanisms were active, we were able to successfully implement new base rates within the various cities of both divisions. In fiscal 2012, we filed a rate case in both the Mid-Tex Division (for all cities except Dallas) and the West Texas Division. Following the conclusion of the Mid-Tex Division case, we expect to negotiate a new rate review mechanism process with each of the cities within both the Mid-Tex and West Texas divisions.

We continue to operate under an annual rate mechanism, DARR, with the City of Dallas, which was approved in June 2011. The first rates were implemented under the DARR in June 2012.

During fiscal 2011, the RRC's Division of Public Safety issued a new rule requiring natural gas distribution companies to develop and implement a risk-based program for the renewal or replacement of distribution facilities, including steel service lines. The rule allows for the deferral of all expense associated with capital expenditures incurred pursuant to this rule, including the recording of interest on the deferred expenses.

Other Ratemaking Activity

The following table summarizes other ratemaking activity during the fiscal years ended September 30, 2012, 2011 and 2010:

Division	Jurisdiction	Rate Activity	Increase in Annual Operating Income (In thousands)	Effective Date
2012 Other Rate Activity:				
Colorado-Kansas	Kansas	Ad Valorem[1]	$ 167	01/14/2012
Total 2012 Other Rate Activity			$ 167	
2011 Other Rate Activity:				
West Texas	Triangle	Special Contract	$ 641	07/01/2011
Colorado-Kansas	Kansas	Ad Valorem[1]	685	01/01/2011
Colorado-Kansas	Colorado	AMI[2]	349	12/01/2010
Total 2011 Other Rate Activity			$1,675	
2010 Other Rate Activity:				
Colorado-Kansas	Kansas	Ad Valorem[1]	$ 392	01/05/2010
Total 2010 Other Rate Activity			$ 392	

(1) The Ad Valorem filing relates to a collection of property taxes in excess of the amount included in our Kansas service area's base rates.

(2) Automated Meter Infrastructure (AMI) relates to a pilot program in the Weld County area of our Colorado service area.

Other Regulation

Each of our natural gas distribution divisions as well as our regulated transmission and storage division is regulated by various state or local public utility authorities. We are also subject to regulation by the United States Department of Transportation with respect to safety requirements in the operation and maintenance of our transmission and distribution facilities. In addition, our distribution operations are also subject to various state and federal laws regulating environmental matters. From time to time we receive inquiries regarding various environmental matters. We believe that our properties and operations substantially comply with, and are operated in substantial conformity with, applicable safety and environmental statutes and regulations. There are no administrative or judicial proceedings arising under environmental quality statutes pending or known to be contemplated by governmental agencies which would have a material adverse effect on us or our operations. Our environmental claims have arisen primarily from former manufactured gas plant sites.

The Federal Energy Regulatory Commission (FERC) allows, pursuant to Section 311 of the Natural Gas Policy Act, gas transportation services through our Atmos Pipeline—Texas assets "on behalf of" interstate pipelines or local distribution companies served by interstate pipelines, without subjecting these assets to the jurisdiction of the FERC. Additionally, the FERC has regulatory authority over the sale of natural gas in the wholesale gas market and the use and release of interstate pipeline and storage capacity, as well as authority to detect and prevent market manipulation and to enforce compliance with FERC's other rules, policies and orders by companies engaged in the sale, purchase, transportation or storage of natural gas in interstate commerce. We have taken what we believe are the necessary and appropriate steps to comply with these regulations.

Competition

Although our natural gas distribution operations are not currently in significant direct competition with any other distributors of natural gas to residential and commercial customers within our service areas, we do compete with other natural gas suppliers and suppliers of alternative fuels for sales to industrial customers. We compete in all aspects of our business with alternative energy sources, including, in particular, electricity. Electric utilities offer electricity as a rival energy source and compete for the space heating, water heating and cooking markets. Promotional incentives, improved equipment efficiencies and promotional rates all contribute to the acceptability of electrical equipment. The principal means to compete against alternative fuels is lower prices, and natural gas historically has maintained its price advantage in the residential, commercial and industrial markets.

Our regulated transmission and storage operations historically have faced limited competition from other existing intrastate pipelines and gas marketers seeking to provide or arrange transportation, storage and other services for customers. However, in the last few years, several new pipelines have been completed, which has increased the level of competition in this segment of our business.

Within our nonregulated operations, AEM competes with other natural gas marketers to provide natural gas management and other related services primarily to smaller customers requiring higher levels of balancing, scheduling and other related management services. AEM has experienced increased competition in recent years primarily from investment banks and major integrated oil and natural gas companies who offer lower cost, basic services. The increased competition has reduced margins most notably on its high-volume accounts.

Employees

At September 30, 2012, we had 4,759 employees, consisting of 4,646 employees in our regulated operations and 113 employees in our nonregulated operations.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports, and amendments to those reports, and other forms that we file with or furnish to the Securities and Exchange Commission (SEC) are available free of charge at our website, *www.atmosenergy.com*, under "Publications and Filings" under the "Investors" tab, as soon as reasonably practicable, after we electronically file these reports with, or furnish these reports to, the SEC. We will also provide copies of these reports free of charge upon request to Shareholder Relations at the address and telephone number appearing below:

Shareholder Relations
Atmos Energy Corporation
P.O. Box 650205
Dallas, Texas 75265-0205
972-855-3729

Corporate Governance

In accordance with and pursuant to relevant related rules and regulations of the SEC as well as corporate governance-related listing standards of the New York Stock Exchange (NYSE), the Board of Directors of the Company has established and periodically updated our Corporate Governance Guidelines and Code of Conduct, which is applicable to all directors, officers and employees of the Company. In addition, in accordance with and pursuant to such NYSE listing standards, our Chief Executive Officer during fiscal 2012, Kim R. Cocklin, certified to the New York Stock Exchange that he was not aware of any violations by the Company of NYSE corporate governance listing standards. The Board of Directors also annually reviews and updates, if necessary, the charters for each of its Audit, Human Resources and Nominating and Corporate Governance Committees. All of the foregoing documents are posted on the Corporate Governance page of our website. We will also provide copies of all corporate governance documents free of charge upon request to Shareholder Relations at the address listed above.

ITEM 1A. ***Risk Factors.***

Our financial and operating results are subject to a number of risk factors, many of which are not within our control. Although we have tried to discuss key risk factors below, please be aware that other or new risks may prove to be important in the future. Investors should carefully consider the following discussion of risk factors as well as other information appearing in this report. These factors include the following:

Disruptions in the credit markets could limit our ability to access capital and increase our costs of capital.

We rely upon access to both short-term and long-term credit markets to satisfy our liquidity requirements. The global credit markets have experienced significant disruptions and volatility during the last few years to a greater degree than has been seen in decades. In some cases, the ability or willingness of traditional sources of capital to provide financing has been reduced.

Our long-term debt is currently rated as "investment grade" by Standard & Poor's Corporation, Moody's Investors Services, Inc. and Fitch Ratings, Ltd. If adverse credit conditions were to cause a significant limitation on our access to the private and public credit markets, we could see a reduction in our liquidity. A significant reduction in our liquidity could in turn trigger a negative change in our ratings outlook or even a reduction in our credit ratings by one or more of the three credit rating agencies. Such a downgrade could further limit our access to public and/or private credit markets and increase the costs of borrowing under each source of credit.

Further, if our credit ratings were downgraded, we could be required to provide additional liquidity to our nonregulated segment because the commodity financial instrument markets could become unavailable to us. Our nonregulated segment depends primarily upon a committed credit facility to finance its working capital needs, which it uses primarily to issue standby letters of credit to its natural gas suppliers. A significant reduction in the availability of this facility could require us to provide extra liquidity to support its operations or reduce some of the activities of our nonregulated segment. Our ability to provide extra liquidity is limited by the terms of our existing lending arrangements with AEH, which are subject to annual approval by one state regulatory commission.

While we believe we can meet our capital requirements from our operations and the sources of financing available to us, we can provide no assurance that we will continue to be able to do so in the future, especially if the market price of natural gas increases significantly in the near-term. The future effects on our business, liquidity and financial results of a further deterioration of current conditions in the credit markets could be material and adverse to us, both in the ways described above or in other ways that we do not currently anticipate.

The continuation of recent economic conditions could adversely affect our customers and negatively impact our financial results.

The slowdown in the U.S. economy in the last few years, together with increased mortgage defaults and significant decreases in the values of homes and investment assets, has adversely affected the financial resources of many domestic households. It is unclear whether the administrative and legislative responses to these conditions will be successful in improving current economic conditions, including the lowering of current high unemployment rates across the U.S. As a result, our customers may seek to use even less gas and it may become more difficult for them to pay their gas bills. This may slow collections and lead to higher than normal levels of accounts receivable. This in turn could increase our financing requirements and bad debt expense. Additionally, our industrial customers may seek alternative energy sources, which could result in lower sales volumes.

The costs of providing pension and postretirement health care benefits and related funding requirements are subject to changes in pension fund values, changing demographics and fluctuating actuarial assumptions and may have a material adverse effect on our financial results. In addition, the passage of the Health Care Reform Act in 2010 could significantly increase the cost of health care benefits for our employees. Further, the costs to the Company of providing such benefits and related funding requirements are subject to the continued and timely recovery of such costs through our rates.

We provide a cash-balance pension plan and postretirement healthcare benefits to eligible full-time employees. The costs of providing such benefits and related funding requirements could be influenced by changes in the market value of the assets funding our pension and postretirement healthcare plans. Any significant declines in the value of these investments could increase the costs of our pension and postretirement healthcare plans and related funding requirements in the future. Further, our costs of providing such benefits and related funding requirements are also subject to a number of factors, including (i) changing demographics, including longer life expectancy of beneficiaries and an expected increase in the number of eligible former employees over the next five to ten years; and (ii) various actuarial calculations and assumptions, which may differ materially from actual results due primarily to changing market and economic conditions and higher or lower withdrawal rates.

In addition, the costs of providing health care benefits to our employees could significantly increase over the next five to ten years due primarily to the Health Care Reform Act of 2010. Although the full effects of the Act should not impact the Company until 2014, the future costs of compliance with its provisions are difficult to measure at this time. Also, the costs to the Company of providing such benefits and related funding requirements could also increase materially in the future, depending on the timing of the recovery, if any, of such costs through our rates.

Our risk management operations are exposed to market risks that are beyond our control, which could adversely affect our financial results and capital requirements.

Our risk management operations are subject to market risks beyond our control, including market liquidity, commodity price volatility caused by market supply and demand dynamics and counterparty creditworthiness. Although we maintain a risk management policy, we may not be able to completely offset the price risk associated with volatile gas prices, particularly in our nonregulated business segment, which could lead to volatility in our earnings.

Physical trading in our nonregulated business segment also introduces price risk on any net open positions at the end of each trading day, as well as volatility resulting from intra-day fluctuations of gas prices and the potential for daily price movements between the time natural gas is purchased or sold for future delivery and the time the related purchase or sale is hedged. The determination of our net open position as of the end of any particular trading day requires us to make assumptions as to future circumstances, including the use of gas by our customers in relation to our anticipated storage and market positions. Because the price risk associated with any net open position at the end of such day may increase if the assumptions are not realized, we review these assumptions as part of our daily monitoring activities. Although we manage our business to maintain no open positions, there are times when limited net open positions related to our physical storage may occur on a short-term basis. Net open positions may increase volatility in our financial condition or results of operations if market prices move in a significantly favorable or unfavorable manner before the open positions can be closed.

Further, the timing of the recognition for financial accounting purposes of gains or losses resulting from changes in the fair value of derivative financial instruments designated as hedges usually does not match the timing of the economic profits or losses on the item being hedged. This volatility may occur with a resulting increase or decrease in earnings or losses, even though the expected profit margin is essentially unchanged from the date the transactions were consummated. Also, if the local physical markets in which we trade do not move consistently with the NYMEX futures market upon which most of our commodity derivative financial instruments are valued, we could experience increased volatility in the financial results of our nonregulated segment.

Our nonregulated segment manages margins and limits risk exposure on the sale of natural gas inventory or the offsetting fixed-price purchase or sale commitments for physical quantities of natural gas through the use of a variety of financial instruments. However, contractual limitations could adversely affect our ability to withdraw gas from storage, which could cause us to purchase gas at spot prices in a rising market to obtain sufficient volumes to fulfill customer contracts. We could also realize financial losses on our efforts to limit risk as a result of volatility in the market prices of the underlying commodities or if a counterparty fails to perform under a contract. Any significant tightening of the credit markets could cause more of our counterparties to fail to perform than expected. In addition, adverse changes in the creditworthiness of our counterparties could limit the level of trading activities with these parties and increase the risk that these parties may not perform under a contract. These circumstances could also increase our capital requirements.

We are also subject to interest rate risk on our borrowings. In recent years, we have been operating in a relatively low interest-rate environment compared to historical norms for both short and long-term interest rates. However, increases in interest rates could adversely affect our future financial results.

We are subject to state and local regulations that affect our operations and financial results.

Our natural gas distribution and regulated transmission and storage segments are subject to various regulated returns on our rate base in each jurisdiction in which we operate. We monitor the allowed rates of return and our effectiveness in earning such rates and initiate rate proceedings or operating changes as we believe they are needed. In addition, in the normal course of business in the regulatory environment, assets may be placed in service and historical test periods established before rate cases can be filed that could result in an adjustment of our allowed returns. Once rate cases are filed, regulatory bodies have the authority to suspend implementation of the new rates while studying the cases. Because of this process, we must suffer the negative financial effects of having placed assets in service without the benefit of rate relief, which is commonly referred to as "regulatory lag." Rate cases also involve a risk of rate reduction, because once rates have been approved, they are still subject to challenge for their reasonableness by appropriate regulatory authorities. In addition, regulators may review our purchases of natural gas and can adjust the amount of our gas costs that we pass through to our customers. Finally, our debt and equity financings are also subject to approval by regulatory commissions in several states, which could limit our ability to access or take advantage of rapid changes in the capital markets.

We may experience increased federal, state and local regulation of the safety of our operations.

We are committed to constantly monitoring and maintaining our pipeline and distribution system to ensure that natural gas is delivered safely, reliably and efficiently through our network of more than 73,000 miles of pipeline and distribution lines. The pipeline replacement programs currently underway in several of our divisions typify the preventive maintenance and continual renewal that we perform on our natural gas distribution system in the nine states in which we currently operate. The safety and protection of the public, our customers and our employees is our top priority. However, due primarily to the unfortunate pipeline incident in California in 2010, we anticipate companies in the natural gas distribution business may be subjected to even greater federal, state and local oversight of the safety of their operations in the future. Although we believe these costs should be ultimately recoverable through our rates, costs of complying with such increased regulations may have at least a short-term adverse impact on our operating costs and financial results.

Some of our operations are subject to increased federal regulatory oversight that could affect our operations and financial results.

FERC has regulatory authority over some of our operations, including sales of natural gas in the wholesale gas market and the use and release of interstate pipeline and storage capacity. Under legislation passed by Congress in 2005, FERC has adopted rules designed to prevent market power abuse and market manipulation and to promote compliance with FERC's other rules, policies and orders by companies engaged in the sale, purchase, transportation or storage of natural gas in interstate commerce. These rules carry increased penalties for violations. Although we have taken steps to structure current and future transactions to comply with applicable current FERC regulations, changes in FERC regulations or their interpretation by FERC or additional regulations issued by FERC in the future could also adversely affect our business, financial condition or financial results.

We are subject to environmental regulations which could adversely affect our operations or financial results.

We are subject to laws, regulations and other legal requirements enacted or adopted by federal, state and local governmental authorities relating to protection of the environment and health and safety matters, including those legal requirements that govern discharges of substances into the air and water, the management and disposal of hazardous substances and waste, the clean-up of contaminated sites, groundwater quality and availability, plant and wildlife protection, as well as work practices related to employee health and safety. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.

Failure to comply with these laws, regulations, permits and licenses may expose us to fines, penalties or interruptions in our operations that could be significant to our financial results. In addition, existing environmental regulations may be revised or our operations may become subject to new regulations.

Our business may be subject in the future to additional regulatory and financial risks associated with global warming and climate change.

There have been a number of federal and state legislative and regulatory initiatives proposed in recent years in an attempt to control or limit the effects of global warming and overall climate change, including greenhouse gas emissions, such as carbon dioxide. The adoption of this type of legislation by Congress or similar legislation by states or the adoption of related regulations by federal or state governments mandating a substantial reduction in greenhouse gas emissions in the future could have far-reaching and significant impacts on the energy industry. Such new legislation or regulations could result in increased compliance costs for us or additional operating restrictions on our business, affect the demand for natural gas or impact the prices we charge to our customers. At this time, we cannot predict the potential impact of such laws or regulations that may be adopted on our future business, financial condition or financial results.

The concentration of our distribution, pipeline and storage operations in the State of Texas exposes our operations and financial results to economic conditions and regulatory decisions in Texas.

Over 50 percent of our natural gas distribution customers and most of our pipeline and storage assets and operations are located in the State of Texas. This concentration of our business in Texas means that our operations and financial results may be significantly affected by changes in the Texas economy in general and regulatory decisions by state and local regulatory authorities in Texas.

Adverse weather conditions could affect our operations or financial results.

We have weather-normalized rates for over 95 percent of our residential and commercial meters, which substantially mitigates the adverse effects of warmer-than-normal weather for meters in those service areas. However, there is no assurance that we will continue to receive such regulatory protection from adverse weather in our rates in the future. The loss of such weather-normalized rates could have an adverse effect on our operations and financial results. In addition, our natural gas distribution and regulated transmission and storage operating results may continue to vary somewhat with the actual temperatures during the winter heating season. Sustained cold weather could adversely affect our nonregulated operations as we may be required to purchase gas at spot rates in a rising market to obtain sufficient volumes to fulfill some customer contracts. Additionally, sustained cold weather could challenge our ability to adequately meet customer demand in our natural gas distribution and regulated transmission and storage operations.

Inflation and increased gas costs could adversely impact our customer base and customer collections and increase our level of indebtedness.

Inflation has caused increases in some of our operating expenses and has required assets to be replaced at higher costs. We have a process in place to continually review the adequacy of our natural gas distribution gas rates in relation to the increasing cost of providing service and the inherent regulatory lag in adjusting those gas rates. Historically, we have been able to budget and control operating expenses and investments within the amounts authorized to be collected in rates and intend to continue to do so. However, the ability to control expenses is an important factor that could impact future financial results.

Rapid increases in the costs of purchased gas would cause us to experience a significant increase in short-term debt. We must pay suppliers for gas when it is purchased, which can be significantly in advance of when these costs may be recovered through the collection of monthly customer bills for gas delivered. Increases in purchased gas costs also slow our natural gas distribution collection efforts as customers are more likely to delay the payment of their gas bills, leading to higher than normal accounts receivable. This could result in higher short-term debt levels, greater collection efforts and increased bad debt expense.

Our growth in the future may be limited by the nature of our business, which requires extensive capital spending.

We must continually build additional capacity in our natural gas distribution system to enable us to serve any growth in the number of our customers. The cost of adding this capacity may be affected by a number of factors, including the general state of the economy and weather. In addition, although we should ultimately recover the cost of the expenditures through rates, we must make significant capital expenditures to comply with the recent rule issued by the RRC's Division of Public Safety that requires natural gas distribution companies to develop and implement a risk-based program for the renewal or replacement of distribution facilities, including steel service lines. Our cash flows from operations generally are sufficient to supply funding for all our capital expenditures, including the financing of the costs of new construction along with capital expenditures necessary to maintain our existing natural gas system. Due to the timing of these cash flows and capital expenditures, we often must fund at least a portion of these costs through borrowing funds from third party lenders, the cost and availability of which is dependent on the liquidity of the credit markets, interest rates and other market conditions. This in turn may limit our ability to connect new customers to our system due to constraints on the amount of funds we can invest in our infrastructure.

Our operations are subject to increased competition.

In residential and commercial customer markets, our natural gas distribution operations compete with other energy products, such as electricity and propane. Our primary product competition is with electricity for heating, water heating and cooking. Increases in the price of natural gas could negatively impact our competitive position by decreasing the price benefits of natural gas to the consumer. This could adversely impact our business if, as a result, our customer growth slows, reducing our ability to make capital expenditures, or if our customers further conserve their use of gas, resulting in reduced gas purchases and customer billings.

In the case of industrial customers, such as manufacturing plants, adverse economic conditions, including higher gas costs, could cause these customers to use alternative sources of energy, such as electricity, or bypass our systems in favor of special competitive contracts with lower per-unit costs. Our regulated transmission and storage operations historically have faced limited competition from other existing intrastate pipelines and gas marketers seeking to provide or arrange transportation, storage and other services for customers. However, in the last few years, several new pipelines have been completed, which has increased the level of competition in this segment of our business. Within our nonregulated operations, AEM competes with other natural gas marketers to provide natural gas management and other related services primarily to smaller customers requiring higher levels of balancing, scheduling and other related management services. AEM has experienced increased competition in recent years primarily from investment banks and major integrated oil and natural gas companies who offer lower cost, basic services.

Cyber-attacks or acts of cyber-terrorism could disrupt our business operations and information technology systems or result in the loss or exposure of confidential or sensitive customer, employee or Company information.

Our business operations and information technology systems may be vulnerable to an attack by individuals or organizations intending to disrupt our business operations and information technology systems. We use such systems to manage our natural gas distribution and intrastate pipeline operations and other business processes. Disruption of those systems could adversely impact our ability to safely deliver natural gas to our customers, operate our pipeline systems or serve our customers timely. Accordingly, if such an attack or act of terrorism were to occur, our operations and financial results could be adversely affected. In addition, we use our information technology systems to protect confidential or sensitive customer, employee and Company information developed and maintained in the normal course of our business. Any attack on such systems that would result in the unauthorized release of customer, employee or other confidential or sensitive data could have a material adverse effect on our business reputation, increase our costs and expose us to additional material legal claims and liability. As a result, if such an attack or act of terrorism were to occur, our operations and financial results could be adversely affected.

Distributing, transporting and storing natural gas involve risks that may result in accidents and additional operating costs.

Our natural gas distribution and pipeline and storage businesses involve a number of hazards and operating risks that cannot be completely avoided, such as leaks, accidents and operational problems, which could cause loss of human life, as well as substantial financial losses resulting from property damage, damage to the environment and to our operations. We maintain liability and property insurance coverage in place for many of these hazards and risks. However, because some of our pipeline, storage and distribution facilities are near or are in populated areas, any loss of human life or adverse financial results resulting from such events could be large. If these events were not fully covered by insurance, our operations or financial results could be adversely affected.

Natural disasters, terrorist activities or other significant events could adversely affect our operations or financial results.

Natural disasters are always a threat to our assets and operations. In addition, the threat of terrorist activities could lead to increased economic instability and volatility in the price of natural gas that could affect our operations. Also, companies in our industry may face a heightened risk of exposure to actual acts of terrorism, which could subject our operations to increased risks. As a result, the availability of insurance covering such risks may be more limited, which could increase the risk that an event could adversely affect our operations or financial results.

ITEM 1B. ***Unresolved Staff Comments.***

Not applicable.

ITEM 2. ***Properties.***

Distribution, transmission and related assets

At September 30, 2012, our natural gas distribution segment owned an aggregate of 68,072 miles of underground distribution and transmission mains throughout our gas distribution systems. These mains are located on easements or rights-of-way which generally provide for perpetual use. We maintain our mains through a program of continuous inspection and repair and believe that our system of mains is in good condition. Our regulated transmission and storage segment owned 5,698 miles of gas transmission and gathering lines and our non-regulated segment owned 105 miles of gas transmission and gathering lines.

Storage Assets

We own underground gas storage facilities in several states to supplement the supply of natural gas in periods of peak demand. The following table summarizes certain information regarding our underground gas storage facilities at September 30, 2012:

State	Usable Capacity (Mcf)	Cushion Gas (Mcf)[1]	Total Capacity (Mcf)	Maximum Daily Delivery Capability (Mcf)
Natural Gas Distribution Segment				
Kentucky	4,442,696	6,322,283	10,764,979	105,100
Kansas	3,239,000	2,300,000	5,539,000	45,000
Mississippi	2,211,894	2,442,917	4,654,811	48,000
Georgia	490,000	10,000	500,000	30,000
Total	10,383,590	11,075,200	21,458,790	228,100
Regulated Transmission and Storage Segment — Texas	46,143,226	15,878,025	62,021,251	1,235,000
Nonregulated Segment				
Kentucky	3,492,900	3,295,000	6,787,900	71,000
Louisiana	438,583	300,973	739,556	56,000
Total	3,931,483	3,595,973	7,527,456	127,000
Total	60,458,299	30,549,198	91,007,497	1,590,100

(1) Cushion gas represents the volume of gas that must be retained in a facility to maintain reservoir pressure.

Additionally, we contract for storage service in underground storage facilities on many of the interstate pipelines serving us to supplement our proprietary storage capacity. The following table summarizes our contracted storage capacity at September 30, 2012:

Segment	Division/Company	Maximum Storage Quantity (MMBtu)	Maximum Daily Withdrawal Quantity (MDWQ)[1]
Natural Gas Distribution Segment			
	Colorado-Kansas Division	4,248,409	108,089
	Kentucky/Mid-States Division	16,424,150	440,277
	Louisiana Division	2,636,539	161,393
	Mid-Tex Division	500,000	50,000
	Mississippi Division	3,875,429	165,402
	West Texas Division	3,375,000	106,000
Total		31,059,527	1,031,161
Nonregulated Segment			
	Atmos Energy Marketing, LLC	8,026,869	250,937
	Trans Louisiana Gas Pipeline, Inc.	1,674,000	67,507
Total		9,700,869	318,444
Total Contracted Storage Capacity		40,760,396	1,349,605

(1) Maximum daily withdrawal quantity (MDWQ) amounts will fluctuate depending upon the season and the month. Unless otherwise noted, MDWQ amounts represent the MDWQ amounts as of November 1, which is the beginning of the winter heating season.

Offices

Our administrative offices and corporate headquarters are consolidated in a leased facility in Dallas, Texas. We also maintain field offices throughout our service territory, the majority of which are located in leased facilities. The headquarters for our nonregulated operations are in Houston, Texas, with offices in Houston and other locations, primarily in leased facilities.

ITEM 3. *Legal Proceedings.*

See Note 13 to the consolidated financial statements.

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our stock trades on the New York Stock Exchange under the trading symbol "ATO." The high and low sale prices and dividends paid per share of our common stock for fiscal 2012 and 2011 are listed below. The high and low prices listed are the closing NYSE quotes, as reported on the NYSE composite tape, for shares of our common stock:

	Fiscal 2012			Fiscal 2011		
	High	Low	Dividends Paid	High	Low	Dividends Paid
Quarter ended:						
December 31	$35.40	$30.97	$.345	$31.72	$29.10	$.340
March 31	33.15	30.60	.345	34.98	31.51	.340
June 30	35.07	30.91	.345	34.94	31.34	.340
September 30	36.94	34.94	.345	34.32	28.87	.340
			$1.38			$1.36

Dividends are payable at the discretion of our Board of Directors out of legally available funds. The Board of Directors typically declares dividends in the same fiscal quarter in which they are paid. The number of record holders of our common stock on October 31, 2012 was 17,883. Future payments of dividends, and the amounts of these dividends, will depend on our financial condition, results of operations, capital requirements and other factors. We sold no securities during fiscal 2012 that were not registered under the Securities Act of 1933, as amended.

Performance Graph

The performance graph and table below compares the yearly percentage change in our total return to shareholders for the last five fiscal years with the total return of the Standard and Poor's 500 Stock Index and the cumulative total return of two different customized peer company groups, the New Comparison Company Index and the Old Comparison Company Index. The New Comparison Company Index includes Questar and excludes EQT Corporation because the Board of Directors determined that Questar better fits the profile of the companies in the peer group, which is comprised of natural gas distribution companies with similar revenues, market capitalizations and asset bases to that of the Company. The graph and table below assume that $100.00 was invested on September 30, 2007 in our common stock, the S&P 500 Index and in the common stock of the companies in the New and Old Comparison Company Indexes, as well as a reinvestment of dividends paid on such investments throughout the period.

Comparison of Five-Year Cumulative Total Return among Atmos Energy Corporation, S&P 500 Index and Comparison Company Indices


$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
9/30/07
9/30/08
9/30/09
9/30/10
9/30/11
9/30/12
Atmos Energy Corporation
S&P 500
Old Peer Group
New Peer Group

	Cumulative Total Return					
	9/30/07	9/30/08	9/30/09	9/30/10	9/30/11	9/30/12
Atmos Energy Corporation	100.00	98.61	110.13	119.94	138.80	159.56
S&P 500	100.00	78.02	72.63	80.01	80.93	105.37
Old Peer Group	100.00	87.71	89.32	109.42	134.24	160.67
New Peer Group	100.00	88.10	86.44	114.56	134.80	162.92

The New Comparison Company Index contains a hybrid group of utility companies, primarily natural gas distribution companies, recommended by our independent compensation consulting firm and approved by the Board of Directors. The companies included in the index are AGL Resources Inc., CenterPoint Energy Resources Corporation, CMS Energy Corporation, Integrys Energy Group, Inc., National Fuel Gas, NiSource Inc., ONEOK Inc., Piedmont Natural Gas Company, Inc., Questar Corporation, Vectren Corporation and WGL Holdings, Inc. The Old Comparison Company Index includes the companies listed above in the New Company Index with the exception of Questar Corporation, which replaced EQT Corporation in the Company's peer group in the current year for the reasons discussed above.

The following table sets forth the number of securities authorized for issuance under our equity compensation plans at September 30, 2012.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
1998 Long-Term Incentive Plan	10,094	$24.95	1,949,088
Total equity compensation plans approved by security holders	10,094	24.95	1,949,088
Equity compensation plans not approved by security holders	—	—	—
Total	10,094	$24.95	1,949,088

On September 28, 2011, the Board of Directors approved a program authorizing the repurchase of up to five million shares of common stock over a five-year period. The program is primarily intended to minimize the dilutive effect of equity grants under various benefit related incentive compensation plans of the Company. Although the program is authorized for a five-year period, it may be terminated or limited at any time. Shares may be repurchased in the open market or in privately negotiated transactions in amounts the Company deems appropriate. We did not repurchase any shares during the fourth quarter of fiscal 2012. At September 30, 2012, there were 4,612,009 shares of repurchase authority remaining under the program.

ITEM 6. *Selected Financial Data.*

The following table sets forth selected financial data of the Company and should be read in conjunction with the consolidated financial statements included herein.

	Fiscal Year Ended September 30				
	2012[1]	2011[1]	2010	2009[1]	2008
	(In thousands, except per share data)				
Results of Operations					
Operating revenues	$3,438,483	$4,286,435	$4,661,060	$4,793,248	$7,039,342
Gross profit	$1,323,739	$1,300,820	$1,314,136	$1,297,682	$1,275,077
Income from continuing operations	$ 192,196	$ 189,588	$ 189,851	$ 175,026	$ 166,696
Net income	$ 216,717	$ 207,601	$ 205,839	$ 190,978	$ 180,331
Diluted income per share from continuing operations	$ 2.10	$ 2.07	$ 2.03	$ 1.90	$ 1.84
Diluted net income per share	$ 2.37	$ 2.27	$ 2.20	$ 2.07	$ 1.99
Cash dividends declared per share	$ 1.38	$ 1.36	$ 1.34	$ 1.32	$ 1.30
Financial Condition					
Net property, plant and equipment[2]	$5,475,604	$5,147,918	$4,793,075	$4,439,103	$4,136,859
Total assets	$7,495,675	$7,282,871	$6,763,791	$6,367,083	$6,386,699
Capitalization:					
Shareholders' equity	$2,359,243	$2,255,421	$2,178,348	$2,176,761	$2,052,492
Long-term debt (excluding current maturities)	1,956,305	2,206,117	1,809,551	2,169,400	2,119,792
Total capitalization	$4,315,548	$4,461,538	$3,987,899	$4,346,161	$4,172,284

(1) Financial results for fiscal years 2012, 2011 and 2009 include a $5.3 million, $30.3 million and a $5.4 million pre-tax loss for the impairment of certain assets.

(2) Amounts shown for fiscal 2012 and 2011 are net of assets held for sale.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

INTRODUCTION

This section provides management's discussion of the financial condition, changes in financial condition and results of operations of Atmos Energy Corporation and its consolidated subsidiaries with specific information on results of operations and liquidity and capital resources. It includes management's interpretation of our financial results, the factors affecting these results, the major factors expected to affect future operating results and future investment and financing plans. This discussion should be read in conjunction with our consolidated financial statements and notes thereto.

Several factors exist that could influence our future financial performance, some of which are described in Item 1A above, "Risk Factors". They should be considered in connection with evaluating forward-looking statements contained in this report or otherwise made by or on behalf of us since these factors could cause actual results and conditions to differ materially from those set out in such forward-looking statements.

Cautionary Statement for the Purposes of the Safe Harbor under the Private Securities Litigation Reform Act of 1995

The statements contained in this Annual Report on Form 10-K may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in this Report are forward-looking statements made in good faith by us and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. When used in this Report, or any other of our documents or oral presentations, the words "anticipate", "believe", "estimate", "expect", "forecast", "goal", "intend", "objective", "plan", "projection", "seek", "strategy" or similar words are intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements relating to our strategy, operations, markets, services, rates, recovery of costs, availability of gas supply and other factors. These risks and uncertainties include the following: our ability to continue to access the credit markets to satisfy our liquidity requirements; the impact of adverse economic conditions on our customers; increased costs of providing pension and postretirement health care benefits and increased funding requirements along with increased costs of health care benefits; market risks beyond our control affecting our risk management activities including market liquidity, commodity price volatility, increasing interest rates and counterparty creditworthiness; regulatory trends and decisions, including the impact of rate proceedings before various state regulatory commissions; possible increased federal, state and local regulation of the safety of our operations; increased federal regulatory oversight and potential penalties; the impact of environmental regulations on our business; the impact of possible future additional regulatory and financial risks associated with global warming and climate change on our business; the concentration of our distribution, pipeline and storage operations in Texas; adverse weather conditions; the effects of inflation and changes in the availability and price of natural gas; the capital-intensive nature of our gas distribution business; increased competition from energy suppliers and alternative forms of energy; the threat of cyber-attacks or acts of cyber-terrorism that could disrupt our business operations and information technology systems; the inherent hazards and risks involved in operating our gas distribution business, natural disasters, terrorist activities or other events and other risks and uncertainties discussed herein, all of which are difficult to predict and many of which are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. Further, we undertake no obligation to update or revise any of our forward-looking statements whether as a result of new information, future events or otherwise.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. Preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from estimates.

Our significant accounting policies are discussed in Note 2 to our consolidated financial statements. The accounting policies discussed below are both important to the presentation of our financial condition and results of operations and require management to make difficult, subjective or complex accounting estimates. Accordingly, these critical accounting policies are reviewed periodically by the Audit Committee of the Board of Directors.

Regulation — Our natural gas distribution and regulated transmission and storage operations are subject to regulation with respect to rates, service, maintenance of accounting records and various other matters by the respective regulatory authorities in the states in which we operate. We meet the criteria established within accounting principles generally accepted in the United States of a cost-based, rate-regulated entity, which requires us to reflect the financial effects of the ratemaking and accounting practices and policies of the various regulatory commissions in our financial statements in accordance with applicable authoritative accounting standards. We apply the provisions of this standard to our regulated operations and record regulatory assets for costs that have been deferred for which future recovery through customer rates is considered probable and regulatory liabilities when it is probable that revenues will be reduced for amounts that will be credited to customers through the ratemaking process. As a result, certain costs that would normally be expensed under accounting principles generally accepted in the United States are permitted to be capitalized or deferred on the balance sheet because it is probable they can be recovered through rates. Discontinuing the application of this method of accounting for regulatory assets and liabilities could significantly increase our operating expenses as fewer costs would likely be capitalized or deferred on the balance sheet, which could reduce our net income. Further, regulation may impact the period in which revenues or expenses are recognized. The amounts to be recovered or recognized are based upon historical experience and our understanding of the regulations. The impact of regulation on our regulated operations may be affected by decisions of the regulatory authorities or the issuance of new regulations.

Unbilled Revenue — Sales of natural gas to our natural gas distribution customers are billed on a monthly basis; however, the billing cycle periods for certain classes of customers do not necessarily coincide with accounting periods used for financial reporting purposes. We follow the revenue accrual method of accounting for natural gas distribution segment revenues whereby revenues applicable to gas delivered to customers, but not yet billed under the cycle billing method, are estimated and accrued and the related costs are charged to expense.

On occasion, we are permitted to implement new rates that have not been formally approved by our regulatory authorities, which are subject to refund. We recognize this revenue and establish a reserve for amounts that could be refunded based on our experience for the jurisdiction in which the rates were implemented.

Financial instruments and hedging activities — We use financial instruments to mitigate commodity price risk and interest rate risk. The objectives for using financial instruments have been tailored to meet the needs of our regulated and nonregulated businesses. These objectives are more fully described in Note 4 to the consolidated financial statements.

We record all of our financial instruments on the balance sheet at fair value as required by accounting principles generally accepted in the United States, with changes in fair value ultimately recorded in the income statement. Market value changes result in a change in the fair value of these financial instruments. The recognition of the changes in fair value of these financial instruments are recorded in the income statement is contingent upon whether the financial instrument has been designated and qualifies as a part of a hedging relationship or if regulatory rulings require a different accounting treatment.

We have elected to treat forward gas supply contracts used in our regulated operations to deliver gas as normal purchases and normal sales. Financial instruments used to manage commodity price risk in our natural gas distribution segment do not impact this segment's results of operations as the realized gains and losses are ultimately recovered from ratepayers through our rates.

Our nonregulated segment also utilizes financial instruments to manage commodity price risk. We have designated the natural gas inventory held by this operating segment as the hedged item in a fair-value hedge. The financial instruments associated with this natural gas inventory have been designated as fair-value hedges. Changes in the fair value of the inventory and designated hedges are recognized in purchased gas cost in the period of change.

Additionally, we have elected to treat fixed-price forward contracts used in our nonregulated segment to deliver gas as normal purchases and normal sales. Financial instruments used to mitigate the commodity price risk associated with these contracts have been designated as cash flow hedges of anticipated purchases and sales at indexed prices. Accordingly, unrealized gains and losses on open financial instruments are recorded as a component of accumulated other comprehensive income (loss) and are recognized as a component of revenue when the hedged volumes are sold.

Our nonregulated segment also uses storage swaps and futures that have not been designated as hedges. Accordingly, changes in the fair value of the inventory and designated hedges are recognized in revenue in the period of change.

Finally, financial instruments used to mitigate interest rate risk are designated as cash flow hedges. Accordingly, unrealized gains and losses are recorded as a component of accumulated other comprehensive income (loss) and are recognized as a component of interest expense over the life of the related financing arrangement.

The criteria used to determine if a financial instrument meets the definition of a derivative and qualifies for hedge accounting treatment are complex and require management to exercise professional judgment. Further, as more fully discussed below, significant changes in the fair value of these financial instruments could materially impact our financial position, results of operations or cash flows.

Fair Value Measurements — We report certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

Prices actively quoted on national exchanges are used to determine the fair value of most of our assets and liabilities recorded on our balance sheet at fair value. Within our nonregulated operations, we utilize a mid-market pricing convention (the mid-point between the bid and ask prices) for determining fair value measurement, as permitted under current accounting standards. Values derived from these sources reflect the market in which transactions involving these financial instruments are executed.

We utilize models and other valuation methods to determine fair value when external sources are not available. Values are adjusted to reflect the potential impact of an orderly liquidation of our positions over a reasonable period of time under then-current market conditions.

Fair-value estimates also consider our own creditworthiness and the creditworthiness of the counterparties involved. Our counterparties consist primarily of financial institutions and major energy companies. This concentration of counterparties may materially impact our exposure to credit risk resulting from market, economic or regulatory conditions. We seek to minimize counterparty credit risk through an evaluation of their financial condition and credit ratings and the use of collateral requirements under certain circumstances.

The fair value of our financial instruments is subject to potentially significant volatility based numerous considerations including, but not limited to changes in commodity prices, interest rates, maturity and settlement of these financial instruments, and our creditworthiness as well as the creditworthiness of our counterparties. We believe the market prices and models used to value these financial instruments represent the best information available with respect to closing exchange and over-the-counter quotations, time value and volatility factors underlying the contracts.

Impairment assessments — We review the carrying value of our long-lived assets, including goodwill and identifiable intangibles, whenever events or changes in circumstance indicate that such carrying values may not be recoverable, and at least annually for goodwill, as required by US accounting standards.

The evaluation of our goodwill balances and other long-lived assets or identifiable assets for which uncertainty exists regarding the recoverability of the carrying value of such assets involves the assessment of future cash flows and external market conditions and other subjective factors that could impact the estimation of future cash flows including, but not limited to the commodity prices, the amount and timing of future cash flows, future growth rates and the discount rate. Unforeseen events and changes in circumstances or market conditions could adversely affects these estimates, which could result in an impairment charge.

Pension and other postretirement plans — Pension and other postretirement plan costs and liabilities are determined on an actuarial basis using a September 30 measurement date and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, assumed discount rates and current demographic and actuarial mortality data. The assumed discount rate and the expected return are the assumptions that generally have the most significant impact on our pension costs and liabilities. The assumed discount rate, the assumed health care cost trend rate and assumed rates of retirement generally have the most significant impact on our postretirement plan costs and liabilities.

The discount rate is utilized principally in calculating the actuarial present value of our pension and postretirement obligations and net periodic pension and postretirement benefit plan costs. When establishing our discount rate, we consider high quality corporate bond rates based on bonds available in the marketplace that are suitable for settling the obligations, changes in those rates from the prior year and the implied discount rate that is derived from matching our projected benefit disbursements with currently available high quality corporate bonds.

The expected long-term rate of return on assets is utilized in calculating the expected return on plan assets component of our annual pension and postretirement plan costs. We estimate the expected return on plan assets by evaluating expected bond returns, equity risk premiums, asset allocations, the effects of active plan management, the impact of periodic plan asset rebalancing and historical performance. We also consider the guidance from our investment advisors in making a final determination of our expected rate of return on assets. To the extent the actual rate of return on assets realized over the course of a year is greater than or less than the assumed rate, that year's annual pension or postretirement plan costs are not affected. Rather, this gain or loss reduces or increases future pension or postretirement plan costs over a period of approximately ten to twelve years.

The market-related value of our plan assets represents the fair market value of the plan assets, adjusted to smooth out short-term market fluctuations over a five-year period. The use of this calculation will delay the impact of current market fluctuations on the pension expense for the period.

We estimate the assumed health care cost trend rate used in determining our postretirement net expense based upon our actual health care cost experience, the effects of recently enacted legislation and general economic conditions. Our assumed rate of retirement is estimated based upon our annual review of our participant census information as of the measurement date.

Actual changes in the fair market value of plan assets and differences between the actual and expected return on plan assets could have a material effect on the amount of pension costs ultimately recognized. A 0.25 percent change in our discount rate would impact our pension and postretirement costs by approximately $2.3 million. A 0.25 percent change in our expected rate of return would impact our pension and postretirement costs by approximately $0.8 million.

Contingencies — In the normal course of business, we are confronted with issues or events that may result in a contingent liability. These generally relate to lawsuits, claims made by third parties or the action of various regulatory agencies. For such matters, we record liabilities when they are considered probable and reasonably estimable, based on currently available facts and our estimates of the ultimate outcome or resolution of the liability in the future. Actual results may differ from estimates, depending on actual outcomes or changes in the facts or expectations surrounding each potential exposure. Changes in the estimates related to contingencies could have a negative impact on our consolidated results of operations, cash flows or financial position. Our contingencies are further discussed in Note 13 to our consolidated financial statements.

RESULTS OF OPERATIONS

Overview

Atmos Energy Corporation is involved in the distribution, marketing and transportation of natural gas. Accordingly, our results of operations are impacted by the demand for natural gas, particularly during the winter heating season, and the volatility of the natural gas markets. This generally results in higher operating revenues and net income during the period from October through March of each fiscal year and lower operating revenues and either lower net income or net losses during the period from April through September of each fiscal year. As a result of the seasonality of the natural gas industry, our second fiscal quarter has historically been our most critical earnings quarter with an average of approximately 56 percent of our consolidated net income having been earned in the second quarter during the three most recently completed fiscal years.

Additionally, the seasonality of our business impacts our working capital differently at various times during the year. Typically, our accounts receivable, accounts payable and short-term debt balances peak by the end of January and then start to decline, as customers begin to pay their winter heating bills. Gas stored underground, particularly in our natural gas distribution segment, typically peaks in November and declines as we utilize storage gas to serve our customers.

During fiscal 2012, we earned $216.7 million, or $2.37 per diluted share, which represents a four percent increase in net income and diluted net income per share over fiscal 2011. During fiscal 2012, recent improvements in rate designs in our natural gas distribution and regulated transmission and storage segments offset an eight percent year-over-year decline in consolidated natural gas distribution throughput due to warmer weather and a 21 percent decrease in nonregulated delivered gas sales due to a nine percent decrease in consolidated sales volumes as a result of warmer weather and a decrease in per-unit margins. Additionally, results for fiscal 2012 were influenced by several non-recurring items, which increased diluted earnings per share by $0.11.

On August 1, 2012, we completed the sale of substantially all of our natural gas distribution assets located in Missouri, Illinois and Iowa to Liberty Energy (Midstates) Corp., an affiliate of Algonquin Power & Utilities Corp. for a cash price of approximately $128 million, pursuant to an asset purchase agreement executed on May 12, 2011. In connection with the sale, we recognized a net of tax gain of approximately $6.3 million.

On August 8, 2012, we entered into an asset purchase agreement to sell all of our natural gas distribution assets located in Georgia to Liberty Energy (Georgia) Corp., an affiliate of Algonquin Power & Utilities Corp. for a cash price of approximately $141 million. The agreement contains terms and conditions customary for transactions of this type, including typical adjustments to the purchase price at closing, if applicable. The closing of the transaction is subject to the satisfaction of customary conditions including the receipt of applicable regulatory approvals. Due to the pending sales transaction, the results of operations for our Georgia service area are shown in discontinued operations.

Our Unsecured 5.125% Senior Notes were scheduled to mature in January 2013. On July 27, 2012 we issued a notice of early redemption of these notes on August 28, 2012. We initially funded the redemption through the issuance of commercial paper. On September 27, 2012, we entered into a $260 million short-term financing facility to repay the commercial paper borrowings utilized to redeem the notes. The facility bears interest at a one-month LIBOR based rate plus currently a margin of 0.875% which is based on the Company's credit rating. The short-term facility is expected to be repaid with the proceeds received from the issuance of new $350 million senior unsecured notes anticipated to occur in January 2013. In connection with the redemption, we paid a make-whole premium in accordance with the terms of the indenture and the Senior Notes and accrued interest at the time of redemption. In accordance with regulatory requirements, the premium will be deferred and will be recognized over the life of the new unsecured notes expected to be issued in January 2013.

Consolidated Results

The following table presents our consolidated financial highlights for the fiscal years ended September 30, 2012, 2011 and 2010.

	For the Fiscal Year Ended September 30		
	2012	2011	2010
	(In thousands, except per share data)		
Operating revenues	$3,438,483	$4,286,435	$4,661,060
Gross profit	1,323,739	1,300,820	1,314,136
Operating expenses	877,499	874,834	850,303
Operating income	446,240	425,986	463,833
Miscellaneous income (expense)	(14,644)	21,184	(591)
Interest charges	141,174	150,763	154,188
Income from continuing operations before income taxes	290,422	296,407	309,054
Income tax expense	98,226	106,819	119,203
Income from continuing operations	192,196	189,588	189,851
Income from discontinued operations, net of tax	18,172	18,013	15,988
Gain on sale of discontinued operations, net of tax	6,349	—	—
Net income	$ 216,717	$ 207,601	$ 205,839
Diluted net income per share from continuing operations	$ 2.10	$ 2.07	$ 2.03
Diluted net income per share from discontinued operations	$ 0.27	$ 0.20	$ 0.17
Diluted net income per share	$ 2.37	$ 2.27	$ 2.20

Regulated operations contributed 98 percent, 104 percent and 81 percent to our consolidated net income for fiscal years 2012, 2011 and 2010. Our consolidated net income during the last three fiscal years was earned across our business segments as follows:

	For the Fiscal Year Ended September 30		
	2012	2011	2010
	(In thousands)		
Natural gas distribution segment	$148,369	$162,718	$125,949
Regulated transmission and storage segment	63,059	52,415	41,486
Nonregulated segment	5,289	(7,532)	38,404
Net income	$216,717	$207,601	$205,839

The following table segregates our consolidated net income and diluted earnings per share between our regulated and nonregulated operations:

	For the Fiscal Year Ended September 30		
	2012	2011	2010
	(In thousands, except per share data)		
Regulated operations	$211,428	$215,133	$167,435
Nonregulated operations	5,289	(7,532)	38,404
Consolidated net income	$216,717	$207,601	$205,839
Diluted EPS from regulated operations	$ 2.31	$ 2.35	$ 1.79
Diluted EPS from nonregulated operations	0.06	(0.08)	0.41
Consolidated diluted EPS	$ 2.37	$ 2.27	$ 2.20

We reported net income of $216.7 million, or $2.37 per diluted share for the year ended September 30, 2012, compared with net income of $207.6 million or $2.27 per diluted share in the prior year. Income from continuing operations was $192.2 million, or $2.10 per diluted share compared with $189.6 million, or $2.07 per diluted share in the prior-year period. Income from discontinued operations was $24.5 million or $0.27 per diluted share for the year, which includes the gain on sale of substantially all our assets in Missouri, Illinois and

Iowa of $6.3 million, compared with $18.0 million or $0.20 per diluted share in the prior year. Unrealized losses in our nonregulated operations during the current year reduced net income by $5.0 million or $0.05 per diluted share compared with net losses recorded in the prior year of $6.6 million, or $0.07 per diluted share. Additionally, net income in both periods was impacted by nonrecurring items. In fiscal 2011, net income included the net positive impact of several one-time items totaling $3.2 million, or $0.03 per diluted share related to the pre-tax items, which are discussed in further detail below. In fiscal 2012, net income includes the net positive impact of several one-time items totaling $10.3 million, or $0.11 per diluted share related to the following amounts:

- $13.6 million positive impact of a deferred tax rate adjustment.
- $10.0 million ($6.3 million, net of tax) unfavorable impact related to a one-time donation to a donor advised fund.
- $9.9 million ($6.3 million, net of tax) favorable impact related to the cash gain recorded in association with the August 1, 2012 completion of the sale of our Iowa, Illinois and Missouri assets.
- $5.3 million ($3.3 million, net of tax) unfavorable impact related to the noncash impairment of certain assets in our nonregulated business.

We reported net income of $207.6 million, or $2.27 per diluted share for the year ended September 30, 2011, compared with net income of $205.8 million or $2.20 per diluted share in the prior year. Income from continuing operations was $189.6 million, or $2.07 per diluted share compared with $189.9 million, or $2.03 per diluted share in the prior-year period. Income from discontinued operations was $18.0 million or $0.20 per diluted share for the year, compared with $16.0 million or $0.17 per diluted share in the prior year. Unrealized losses in our nonregulated operations during fiscal 2011 reduced net income by $6.6 million or $0.07 per diluted share compared with net losses recorded in fiscal 2010 of $4.3 million, or $0.05 per diluted share. Additionally, net income in both periods was impacted by nonrecurring items. In fiscal 2010, net income included the net positive impact of a state sales tax refund of $4.6 million, or $0.05 per diluted share. In fiscal 2011, net income includes the net positive impact of several one-time items totaling $3.2 million, or $0.03 per diluted share related to the following pre-tax amounts:

- $27.8 million favorable impact related to the cash gain recorded in association with the unwinding of two Treasury locks in conjunction with the cancellation of a planned debt offering in November 2011.
- $30.3 million unfavorable impact related to the noncash impairment of certain assets in our nonregulated business.
- $5.0 million favorable impact related to the administrative settlement of various income tax positions.

See the following discussion regarding the results of operations for each of our business operating segments.

Natural Gas Distribution Segment

The primary factors that impact the results of our natural gas distribution operations are our ability to earn our authorized rates of return, the cost of natural gas, competitive factors in the energy industry and economic conditions in our service areas.

Our ability to earn our authorized rates is based primarily on our ability to improve the rate design in our various ratemaking jurisdictions by reducing or eliminating regulatory lag and, ultimately, separating the recovery of our approved margins from customer usage patterns. Improving rate design is a long-term process and is further complicated by the fact that we operate in multiple rate jurisdictions. The "Ratemaking Activity" section of this Form 10-K describes our current rate strategy, progress towards implementing that strategy and recent ratemaking initiatives in more detail.

We are generally able to pass the cost of gas through to our customers without markup under purchased gas cost adjustment mechanisms; therefore the cost of gas typically does not have an impact on our gross profit as increases in the cost of gas are offset by a corresponding increase in revenues. Accordingly, we believe gross profit is a better indicator of our financial performance than revenues. However, gross profit in our Texas and Mississippi service areas include franchise fees and gross receipts taxes, which are calculated as a percentage of revenue (inclusive of gas costs). Therefore, the amount of these taxes included in revenues is influenced by the cost of gas and the level of gas sales volumes. We record the tax expense as a component of taxes, other than income. Although changes in revenue-related taxes arising from changes in gas costs affect gross profit, over time the impact is offset within operating income.

As discussed above, the cost of gas typically does not have a direct impact on our gross profit. However, higher gas costs may adversely impact our accounts receivable collections, resulting in higher bad debt expense, and may require us to increase borrowings under our credit facilities resulting in higher interest expense. In addition, higher gas costs, as well as competitive factors in the industry and general economic conditions may cause customers to conserve or, in the case of industrial consumers, to use alternative energy sources. However, gas cost risk has been mitigated in recent years through improvements in rate design that allow us to collect from our customers the gas cost portion of our bad debt expense on approximately 75 percent of our residential and commercial margins.

As discussed above, on August 1, 2012, we completed the sale of substantially all of our natural gas distribution operations in Missouri, Illinois and Iowa. On August 8, 2012 we entered into a definitive agreement to sell our natural gas distribution operations in Georgia. The results of these operations have been separately reported in the following tables and exclude general corporate overhead and interest expense that would normally be allocated to these operations.

Review of Financial and Operating Results

Financial and operational highlights for our natural gas distribution segment for the fiscal years ended September 30, 2012, 2011 and 2010 are presented below.

	For the Fiscal Year Ended September 30				
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(In thousands, unless otherwise noted)				
Gross profit	$1,022,743	$1,017,943	$998,642	$ 4,800	$ 19,301
Operating expenses	718,282	695,855	701,791	22,427	(5,936)
Operating income	304,461	322,088	296,851	(17,627)	25,237
Miscellaneous income (expense)	(12,657)	16,242	1,132	(28,899)	15,110
Interest charges	110,642	115,740	118,147	(5,098)	(2,407)
Income from continuing operations before income taxes	181,162	222,590	179,836	(41,428)	42,754
Income tax expense	57,314	77,885	69,875	(20,571)	8,010
Income from continuing operations	123,848	144,705	109,961	(20,857)	34,744
Income from discontinued operations, net of tax	18,172	18,013	15,988	159	2,025
Gain on sale of discontinued operations, net of tax	6,349	—	—	6,349	—
Net Income	$ 148,369	$ 162,718	$125,949	$(14,349)	$ 36,769
Consolidated natural gas distribution sales volumes from continuing operations — MMcf	244,466	275,540	307,474	(31,074)	(31,934)
Consolidated natural gas distribution transportation volumes from continuing operations — MMcf	128,222	125,812	122,633	2,410	3,179
Consolidated natural gas distribution throughput from continuing operations — MMcf	372,688	401,352	430,107	(28,664)	(28,755)
Consolidated natural gas distribution throughput from discontinued operations — MMcf	18,295	22,668	24,068	(4,373)	(1,400)
Total consolidated natural gas distribution throughput — MMcf	390,983	424,020	454,175	(33,037)	(30,155)
Consolidated natural gas distribution average transportation revenue per Mcf	$ 0.43	$ 0.47	$ 0.47	$ (0.04)	$ —
Consolidated natural gas distribution average cost of gas per Mcf sold	$ 4.64	$ 5.30	$ 5.77	$ (0.66)	$ (0.47)

Fiscal year ended September 30, 2012 compared with fiscal year ended September 30, 2011

The $4.8 million increase in natural gas distribution gross profit was primarily due to a $17.7 million net increase in rate adjustments, primarily in the Mid-Tex, Louisiana, Mississippi, West Texas and Kentucky service areas.

These increases were partially offset by the following:

- $11.1 million decrease in revenue-related taxes in our Mid-Tex, West Texas and Mississippi service areas, primarily due to lower revenues on which the tax is calculated.
- $1.6 million decrease due to an eight percent decrease in consolidated throughput caused principally by lower residential and commercial consumption combined with warmer weather in the current year compared to last year in most of our service areas.

Operating expenses, which include operation and maintenance expense, provision for doubtful accounts, depreciation and amortization expense and taxes, other than income increased $22.4 million primarily due to the following:

- $11.2 million increase in legal costs, primarily due to settlements.
- $10.6 million increase in employee-related costs.
- $8.4 million increase in depreciation and amortization associated with an increase in our net plant as a result of our capital investments in the prior year.
- $2.6 million increase in software maintenance costs.

These increases were partially offset by the following:

- $6.8 million decrease in operating expenses due to increased capital spending and warmer weather allowing us time to complete more capital work than in the prior year.
- $2.9 million decrease due to the establishment of regulatory assets for pension and postretirement costs.

Miscellaneous income decreased $28.9 million primarily due to the absence of a $21.8 million pre-tax gain recognized in the prior year as a result of unwinding two Treasury locks ($13.6 million, net of tax) and a $10.0 million one-time donation to a donor advised fund in the current year.

Interest charges decreased $5.1 million compared to the prior year due primarily to the prepayment of our 5.125% $250 million senior notes in the fourth quarter of fiscal 2012, refinancing long-term debt at reduced interest rates and reducing commitment fees from decreasing the number of credit facilities and extending the length of their terms in fiscal 2011.

Additionally, results for fiscal 2012 were favorably impacted by a state tax benefit of $11.3 million. Due to the completion of the sale of our Missouri, Iowa and Illinois service areas in the fiscal fourth quarter, the Company updated its analysis of the tax rate at which deferred taxes would reverse in the future to reflect the sale of these service areas. The updated analysis supported a reduction in the deferred tax rate which when applied to the balance of taxable income deferred to future periods resulted in a reduction of the Company's overall deferred tax liability.

Fiscal year ended September 30, 2011 compared with fiscal year ended September 30, 2010

The $19.3 million increase in natural gas distribution gross profit primarily reflects a $38.6 million net increase in rate adjustments, primarily in the Mid-Tex, Louisiana, Kentucky and Kansas service areas.

These increases were partially offset by:

- $12.9 million decrease due to a seven percent decrease in consolidated throughput caused principally by lower residential and commercial consumption combined with warmer weather in fiscal 2011 compared to the same period in fiscal 2010 in most of our service areas.
- $8.1 million decrease in revenue-related taxes, primarily due to lower revenues on which the tax is calculated.

Operating expenses, which include operation and maintenance expense, provision for doubtful accounts, depreciation and amortization expense and taxes, other than income decreased $5.9 million, primarily due to the following:

- $10.0 million decrease in taxes, other than income, due to lower revenue-related taxes.
- $6.4 million decrease in employee-related expenses.

These decreases were partially offset by:

- $5.4 million increase due to the absence of a state sales tax reimbursement received in fiscal 2010.
- $11.5 million increase in depreciation and amortization expense.
- $1.7 million increase in vehicles and equipment expense.

Net income for this segment for fiscal 2011 was also favorably impacted by a $21.8 million pre-tax gain recognized in March 2011 as a result of unwinding two Treasury locks and a $5.0 million income tax benefit related to the administrative settlement of various income tax positions.

The following table shows our operating income from continuing operations by natural gas distribution division, in order of total rate base, for the fiscal years ended September 30, 2012, 2011 and 2010. The presentation of our natural gas distribution operating income is included for financial reporting purposes and may not be appropriate for ratemaking purposes.

	For the Fiscal Year Ended September 30				
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
			(In thousands)		
Mid-Tex	$142,755	$144,204	$134,655	$ (1,449)	$ 9,549
Kentucky/Mid-States	32,185	37,593	32,920	(5,408)	4,673
Louisiana	48,958	50,442	45,759	(1,484)	4,683
West Texas	27,875	29,686	33,509	(1,811)	(3,823)
Mississippi	27,369	26,338	26,441	1,031	(103)
Colorado-Kansas	23,898	25,920	24,543	(2,022)	1,377
Other	1,421	7,905	(976)	(6,484)	8,881
Total	$304,461	$322,088	$296,851	$(17,627)	$25,237

Regulated Transmission and Storage Segment

Our regulated transmission and storage segment consists of the regulated pipeline and storage operations of the Atmos Pipeline — Texas Division. The Atmos Pipeline — Texas Division transports natural gas to our Mid-Tex Division and third parties and manages five underground storage reservoirs in Texas. We also provide ancillary services customary in the pipeline industry including parking arrangements, lending and sales of excess gas.

Our regulated transmission and storage segment is impacted by seasonal weather patterns, competitive factors in the energy industry and economic conditions in our Mid-Tex service area. Natural gas prices do not directly impact the results of this segment as revenues are derived from the transportation of natural gas. However, natural gas prices and demand for natural gas could influence the level of drilling activity in the markets that we serve, which may influence the level of throughput we may be able to transport on our pipeline. Further, natural gas price differences between the various hubs that we serve could influence customers to transport gas through our pipeline to capture arbitrage gains.

The results of Atmos Pipeline — Texas Division are also significantly impacted by the natural gas requirements of the Mid-Tex Division because it is the primary supplier of natural gas for our Mid-Tex Division.

Finally, as a regulated pipeline, the operations of the Atmos Pipeline — Texas Division may be impacted by the timing of when costs and expenses are incurred and when these costs and expenses are recovered through its tariffs.

Review of Financial and Operating Results

Financial and operational highlights for our regulated transmission and storage segment for the fiscal years ended September 30, 2012, 2011 and 2010 are presented below.

	For the Fiscal Year Ended September 30				
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(In thousands, unless otherwise noted)				
Mid-Tex Division transportation	$162,808	$125,973	$102,891	$36,835	$ 23,082
Third-party transportation	64,158	73,676	73,648	(9,518)	28
Storage and park and lend services	6,764	7,995	10,657	(1,231)	(2,662)
Other	13,621	11,729	15,817	1,892	(4,088)
Gross profit	247,351	219,373	203,013	27,978	16,360
Operating expenses	118,527	111,098	105,975	7,429	5,123
Operating income	128,824	108,275	97,038	20,549	11,237
Miscellaneous income (expense)	(1,051)	4,715	135	(5,766)	4,580
Interest charges	29,414	31,432	31,174	(2,018)	258
Income before income taxes	98,359	81,558	65,999	16,801	15,559
Income tax expense	35,300	29,143	24,513	6,157	4,630
Net income	$ 63,059	$ 52,415	$ 41,486	$10,644	$ 10,929
Gross pipeline transportation volumes — MMcf	640,732	620,904	634,885	19,828	(13,981)
Consolidated pipeline transportation volumes — MMcf	466,527	435,012	428,599	31,515	6,413

Fiscal year ended September 30, 2012 compared with fiscal year ended September 30, 2011

The $28.0 million increase in regulated transmission and storage gross profit compared to the prior year was primarily a result of the rate case that was finalized and became effective in May 2011 as well as the GRIP filings approved by the Railroad Commission of Texas (RRC) during fiscal 2011 and 2012. In May 2011, the RRC issued an order in the rate case of Atmos Pipeline — Texas that approved an annual operating income increase of $20.4 million. During fiscal 2011, the RRC approved the Atmos Pipeline — Texas GRIP filing with an annual operating income increase of $12.6 million that went into effect in the fiscal fourth quarter. On April 10, 2012, the RRC approved the Atmos Pipeline — Texas GRIP filing with an annual operating income increase of $14.7 million that went into effect with bills rendered on an after April 10, 2012.

Operating expenses increased $7.4 million primarily due to a $5.4 million increase in depreciation expense, resulting from higher investment in net plant.

Additionally, results for fiscal 2012 were favorably impacted by a state tax benefit of $2.3 million associated with an update of the estimated tax rate at which deferred taxes would reverse in future periods after the completion of the sale of our Missouri, Illinois and Iowa assets. Net income for this segment for the prior year was favorably impacted by a $6.0 million pre-tax gain recognized in March 2011 as a result of unwinding two Treasury locks ($3.9 million, net of tax).

Fiscal year ended September 30, 2011 compared with fiscal year ended September 30, 2010

On April 18, 2011, the RRC issued an order in the rate case of Atmos Pipeline — Texas (APT) that was originally filed in September 2010. The RRC approved an annual operating income increase of $20.4 million as well as the following major provisions that went into effect with bills rendered on and after May 1, 2011:

- Authorized return on equity of 11.8 percent.
- A capital structure of 49.5 percent debt/50.5 percent equity.

- Approval of a rate base of $807.7 million, compared to the $417.1 million rate base from the prior rate case.
- An annual adjustment mechanism, which was approved for a three-year pilot program, that will adjust regulated rates up or down by 75 percent of the difference between APT's non-regulated annual revenue and a pre-defined base credit.
- Approval of a straight fixed variable rate design, under which all fixed costs associated with transportation and storage services are recovered through monthly customer charges.

The $16.4 million increase in regulated transmission and storage gross profit was attributable primarily to the following:

- $23.4 million net increase as a result of the rate case that was finalized and became effective in May 2011.
- $3.2 million increase associated with our most recent GRIP filing.

These increases were partially offset by the following:

- $4.8 million decrease due to the absence of the sale of excess gas, which occurred in the prior year.
- $4.4 million decrease due to a decline in throughput to our Mid-Tex Division primarily due to warmer than normal weather during fiscal 2011.

Operating expenses increased $5.1 million primarily due to the following:

- $4.6 million increase due to higher depreciation expense.
- $2.0 million increase due to the absence of a state sales tax reimbursement received in the prior year.

These increases were partially offset by the following:

- $0.8 million decrease related to lower levels of pipeline maintenance activities.
- $0.7 million decrease due to lower employee-related expenses.

Miscellaneous income includes a $6.0 million gain recognized in March 2011 as a result of unwinding two Treasury locks.

Nonregulated Segment

Our nonregulated activities are conducted through Atmos Energy Holdings, Inc. (AEH), which is a wholly-owned subsidiary of Atmos Energy Corporation and operates primarily in the Midwest and Southeast areas of the United States.

AEH's primary business is to deliver gas and provide related services by aggregating and purchasing gas supply, arranging transportation and storage logistics and ultimately delivering gas to customers at competitive prices. These activities are reflected as gas delivery and related services in the table below.

AEH also earns storage and transportation margins from (i) utilizing its proprietary 21-mile pipeline located in New Orleans, Louisiana to aggregate gas supply for our regulated natural gas distribution division in Louisiana, its gas delivery activities and, on a more limited basis, for third parties and (ii) managing proprietary storage in Kentucky and Louisiana to supplement the natural gas needs of our natural gas distribution divisions during peak periods. Most of these margins are generated through demand fees established under contracts with certain of our natural gas distribution divisions that are renewed periodically and subject to regulatory oversight. These activities are reflected as storage and transportation services in the table below.

AEH utilizes customer-owned or contracted storage capacity to serve its customers. In an effort to offset the demand fees paid to contract for storage capacity and to maximize the value of this capacity, AEH sells financial instruments in an effort to earn a gross profit margin through the arbitrage of pricing differences in various locations and by recognizing pricing differences that occur over time. Margins earned from these activities and the related storage demand fees are reported as asset optimization margins. Certain of these arrangements are with regulated affiliates, which have been approved by applicable state regulatory commissions.

Our nonregulated activities are significantly influenced by competitive factors in the industry and general economic conditions. Therefore, the margins earned from these activities are dependent upon our ability to attract and retain customers and to minimize the cost of gas and demand fees paid to contract for storage capacity to offer more competitive pricing to those customers.

Further, natural gas market conditions, most notably the price of natural gas and the level of price volatility affect our nonregulated businesses. Natural gas prices and the level of volatility are influenced by a number of factors including, but not limited to, general economic conditions, the demand for natural gas in different parts of the country, the level of domestic natural gas production and the level of natural gas inventory levels.

Natural gas prices can influence:

- The demand for natural gas. Higher prices may cause customers to conserve or use alternative energy sources. Conversely, lower prices could cause customers such as electric power generators to switch from alternative energy sources to natural gas.
- Collection of accounts receivable from customers, which could affect the level of bad debt expense recognized by this segment.
- The level of borrowings under our credit facilities, which affects the level of interest expense recognized by this segment.

Natural gas price volatility can also influence our nonregulated business in the following ways:

- Price volatility influences basis differentials, which provide opportunities to profit from identifying the lowest cost alternative among the natural gas supplies, transportation and markets to which we have access.
- Price volatility also influences the spreads between the current (spot) prices and forward natural gas prices, which creates opportunities to earn higher arbitrage spreads.
- Increased volatility impacts the amounts of unrealized margins recorded in our gross profit and could impact the amount of cash required to collateralize our risk management liabilities.

Our nonregulated segment manages its exposure to natural gas commodity price risk through a combination of physical storage and financial instruments. Therefore, results for this segment include unrealized gains or losses on its net physical gas position and the related financial instruments used to manage commodity price risk. These margins fluctuate based upon changes in the spreads between the physical and forward natural gas prices. Generally, if the physical/financial spread narrows, we will record unrealized gains or lower unrealized losses. If the physical/financial spread widens, we will generally record unrealized losses or lower unrealized gains. The magnitude of the unrealized gains and losses is also contingent upon the levels of our net physical position at the end of the reporting period.

Review of Financial and Operating Results

Financial and operational highlights for our nonregulated segment for the fiscal years ended September 30, 2012, 2011 and 2010 are presented below.

	For the Fiscal Year Ended September 30				
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(In thousands, unless otherwise noted)				
Realized margins					
Gas delivery and related services	$ 46,578	$ 58,990	$ 59,523	$(12,412)	$ (533)
Storage and transportation services	13,382	14,570	13,206	(1,188)	1,364
Other	3,737	5,265	5,347	(1,528)	(82)
	63,697	78,825	78,076	(15,128)	749
Asset optimization[1]	(558)	(3,424)	43,805	2,866	(47,229)
Total realized margins	63,139	75,401	121,881	(12,262)	(46,480)
Unrealized margins	(8,015)	(10,401)	(7,790)	2,386	(2,611)
Gross profit	55,124	65,000	114,091	(9,876)	(49,091)
Operating expenses, excluding asset impairment	36,886	39,113	44,147	(2,227)	(5,034)
Asset impairment	5,288	30,270	—	(24,982)	30,270
Operating income (loss)	12,950	(4,383)	69,944	17,333	(74,327)
Miscellaneous income	1,035	657	3,859	378	(3,202)
Interest charges	3,084	4,015	10,584	(931)	(6,569)
Income (loss) before income taxes	10,901	(7,741)	63,219	18,642	(70,960)
Income tax expense (benefit)	5,612	(209)	24,815	5,821	(25,024)
Net income (loss)	$ 5,289	$ (7,532)	$ 38,404	$ 12,821	$(45,936)
Gross nonregulated delivered gas sales volumes — MMcf	400,512	446,903	420,203	(46,391)	26,700
Consolidated nonregulated delivered gas sales volumes — MMcf	351,628	384,799	353,853	(33,171)	30,946
Net physical position (Bcf)	18.8	21.0	15.7	(2.2)	5.3

(1) Net of storage fees of $18.4 million, $15.2 million and $13.2 million.

Fiscal year ended September 30, 2012 compared with fiscal year ended September 30, 2011

Results for our nonregulated operations during fiscal 2012 were adversely influenced by continued unfavorable natural gas market conditions. Historically high natural gas storage levels from strong domestic natural gas production caused natural gas prices to remain relatively low during fiscal 2012. Additionally, we continued to experience compressed spot to forward spread values and basis differentials.

We anticipate these natural gas market conditions will continue for the foreseeable future. As a result, we anticipate that basis differentials will remain compressed and spot-to-forward price volatility will remain relatively low. Accordingly, although we anticipate continuing to profit on a fiscal-year basis from our nonregulated activities, we anticipate per-unit margins from our delivered gas activities and margins earned from our asset optimization activities for the foreseeable future to be more consistent with the performance we have experienced during the last two fiscal years.

Realized margins for gas delivery, storage and transportation services and other services were $63.7 million during the year ended September 30, 2012 compared with $78.8 million for the prior year. The decrease reflects the following:

- A nine percent decrease in consolidated sales volumes. The decrease was largely attributable to warmer weather, which reduced sales to utility, municipal and other weather-sensitive customers.
- A $0.02/Mcf decrease in gas delivery per-unit margins compared to the prior year primarily due to lower basis differentials resulting from increased natural gas supply and increased transportation costs.

Asset optimization margins increased $2.9 million from the prior year. The increase primarily reflects higher realized margins earned from the settlement of financial instruments used to hedge our natural gas inventory purchases, partially offset by increased storage fees associated with increased park and loan activity and a $1.7 million charge in the first fiscal quarter of the current year to write down to market certain natural gas inventory that no longer qualified for fair value hedge accounting.

Unrealized margins increased $2.4 million in the current year compared to the prior year primarily due to the timing of year-over-year realized margins.

Operating expenses, excluding asset impairments decreased $2.2 million primarily due to lower employee-related expenses.

During the fourth quarter of fiscal 2012, we recorded a $5.3 million noncash charge to impair our natural gas gathering assets located in Kentucky. The charge reflected a reduction in the value of the project due to the current low natural gas price environment and management's decision to focus AEH's activities on its gas delivery, storage and transportation services. In the prior year, asset impairments included an asset impairment charge of $19.3 million related to our investment in our Fort Necessity storage project as well as an $11.0 million pre-tax impairment charge related to the write-off of certain natural gas gathering assets.

Fiscal year ended September 30, 2011 compared with fiscal year ended September 30, 2010

Realized margins for gas delivery, storage and transportation services and other services were $78.8 million during the year ended September 30, 2011 compared with $78.1 million for the prior-year period. The increase primarily reflects the following:

- $1.4 million increase in margins from storage and transportation services, primarily attributable to new drilling projects in the Barnett Shale area.
- $0.6 million decrease in gas delivery and other services primarily due to lower per-unit margins partially offset by a nine percent increase in consolidated delivered gas sales volumes due to new customers in the power generation market. Per-unit margins were $0.13/Mcf in the current year compared with $0.14/Mcf in the prior year. The year-over-year decrease in per-unit margins reflects the impact of increased competition and lower basis spreads.

The $47.2 million decrease in realized asset optimization margins from the prior year primarily reflects the unfavorable impact of weak natural gas market fundamentals which provided fewer favorable trading opportunities.

Unrealized margins decreased $2.6 million in the current period compared to the prior-year period primarily due to the timing of year-over-year realized margins.

Operating expenses decreased $5.0 million primarily due to lower employee-related expenses and ad valorem taxes.

During fiscal 2011, our nonregulated segment recognized $30.3 million of noncash asset impairment charges associated with the two aforementioned projects.

Interest charges decreased $6.6 million primarily due to a decrease in intercompany borrowings.

LIQUIDITY AND CAPITAL RESOURCES

The liquidity required to fund our working capital, capital expenditures and other cash needs is provided from a variety of sources, including internally generated funds and borrowings under our commercial paper program and bank credit facilities. Additionally, we have various uncommitted trade credit lines with our gas suppliers that we utilize to purchase natural gas on a monthly basis. Finally, from time to time, we raise funds from the public debt and equity capital markets to fund our liquidity needs.

We regularly evaluate our funding strategy and profile to ensure that we have sufficient liquidity for our short-term and long-term needs in a cost-effective manner. We also evaluate the levels of committed borrowing capacity that we require.

Our Unsecured 5.125% Senior Notes were scheduled to mature in January 2013. On August 28, 2012 we redeemed these notes with proceeds received through the issuance of commercial paper. On September 27, 2012, we entered into a $260 million short-term financing facility that expires February 1, 2013 to repay the commercial paper borrowings utilized to redeem the notes. The short-term facility is expected to be repaid with the proceeds from the $350 million 30-year unsecured senior notes, which are expected to be issued in January 2013. We fixed the Treasury yield component of the interest cost associated with these anticipated senior notes at 4.07% by executing three Treasury lock agreements in August 2011. We designated all of these Treasury locks as cash flow hedges.

We believe the liquidity provided by our senior notes and committed credit facilities, combined with our operating cash flows, will be sufficient to fund our working capital needs and capital expenditure program for fiscal year 2013.

Cash Flows

Our internally generated funds may change in the future due to a number of factors, some of which we cannot control. These include regulatory changes, the price for our services, the demand for such products and services, margin requirements resulting from significant changes in commodity prices, operational risks and other factors.

Cash flows from operating, investing and financing activities for the years ended September 30, 2012, 2011 and 2010 are presented below.

	For the Fiscal Year Ended September 30				
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
			(In thousands)		
Total cash provided by (used in)					
Operating activities	$ 586,917	$ 582,844	$ 726,476	$ 4,073	$(143,632)
Investing activities	(609,260)	(627,386)	(542,702)	18,126	(84,684)
Financing activities	(44,837)	44,009	(163,025)	(88,846)	207,034
Change in cash and cash equivalents	(67,180)	(533)	20,749	(66,647)	(21,282)
Cash and cash equivalents at beginning of period	131,419	131,952	111,203	(533)	20,749
Cash and cash equivalents at end of period	$ 64,239	$ 131,419	$ 131,952	$(67,180)	$ (533)

Cash flows from operating activities

Year-over-year changes in our operating cash flows primarily are attributable to changes in net income, working capital changes, particularly within our natural gas distribution segment resulting from the price of natural gas and the timing of customer collections, payments for natural gas purchases and purchased gas cost recoveries. The significant factors impacting our operating cash flow for the last three fiscal years are summarized below.

Fiscal Year ended September 30, 2012 compared with fiscal year ended September 30, 2011

For the fiscal year ended September 30, 2012, we generated operating cash flow of $586.9 million from operating activities compared with $582.8 million in the prior year. The year-over-year increase reflects changes in working capital offset by the $56.7 million increase in contributions made to our pension and postretirement plans during fiscal 2012.

Fiscal Year ended September 30, 2011 compared with fiscal year ended September 30, 2010

For the fiscal year ended September 30, 2011, we generated operating cash flow of $582.8 million from operating activities compared with $726.5 million in fiscal September 30, 2010. The year-over-year decrease reflects the absence of an $85 million income tax refund received in the prior year coupled with the timing of gas cost recoveries under our purchased gas cost mechanisms and other net working capital changes.

Cash flows from investing activities

In recent fiscal years, a substantial portion of our cash resources has been used to fund our ongoing construction program and improvements to information technology systems. Our ongoing construction program enables us to provide safe and reliable natural gas distribution services to our existing customer base, expand our natural gas distribution services into new markets, enhance the integrity of our pipelines and, more recently, expand our intrastate pipeline network. In executing our current rate strategy, we are focusing our capital spending in jurisdictions that permit us to earn an adequate return timely on our investment without compromising the safety or reliability of our system. Currently, our Mid-Tex, Louisiana, Mississippi and West Texas natural gas distribution divisions and our Atmos Pipeline — Texas Division have rate designs that provide the opportunity to include in their rate base approved capital costs on a periodic basis without being required to file a rate case.

In early fiscal 2010, two coalitions of cities, representing the majority of the cities our Mid-Tex Division serves, agreed to a program of installing, beginning in the first quarter of fiscal 2011, 100,000 steel service line replacements during fiscal 2011 and 2012, with approved recovery of the associated return, depreciation and taxes for lines replaced between October 1, 2010 and September 30, 2012. As of September 30, 2012, we had replaced 98,675 lines. Since October 1, 2010 we have spent $116.3 million on steel service line replacements.

For the fiscal year ended September 30, 2012, we incurred $732.9 million for capital expenditures compared with $623.0 million for the fiscal year ended September 30, 2011 and $542.6 million for the fiscal year ended September 30, 2010.

The $109.9 million increase in capital expenditures in fiscal 2012 compared to fiscal 2011 primarily reflects spending for the steel service line replacement program in the Mid-Tex Division, the development of new customer billing and information systems for our natural gas distribution and our nonregulated segments and increased capital spending to increase the capacity on our Atmos Pipeline — Texas system. As a result of these projects, we anticipate capital expenditures will remain elevated during the next fiscal year.

The $80.4 million increase in capital expenditures in fiscal 2011 compared to fiscal 2010 primarily reflects spending for the steel service line replacement program in the Mid-Tex Division, the development of new customer billing and information systems for our natural gas distribution and our nonregulated segments and the construction of a new customer contact center in Amarillo, Texas, partially offset by costs incurred in the prior fiscal year to relocate the company's information technology data center.

Cash flows from financing activities

For the fiscal year ended September 30, 2012, our financing activities used $44.8 million in cash, while financing activities for the fiscal year ended September 30, 2011 generated $44.0 million in cash compared with cash of $163.0 million used for the fiscal year ended September 30, 2010. Our significant financing activities for the fiscal years ended September 30, 2012, 2011 and 2010 are summarized as follows:

2012

During the fiscal year ended September 30, 2012, we:

- Paid $257.0 million for long-term debt repayments, including the early redemption of our $250 million 5.125% Senior notes that were scheduled to mature in January 2013.

- Borrowed $260 million under a short-term loan to finance the repayment of our $250 million 5.125% Senior notes.
- Borrowed a net $94.1 million under our short-term facilities, excluding the $260 million short-term loan used to finance the early redemption of our $250 million 5.125% Senior notes, to fund working capital needs.
- Paid $125.8 million in cash dividends, which reflected a payout ratio of 58 percent of net income.
- Paid $12.5 million for the repurchase of common stock as part of our share buyback program.
- Paid $5.2 million for the repurchase of equity awards.

2011

During the fiscal year ended September 30, 2011, we:

- Received $394.5 million net cash proceeds in June 2011 related to the issuance of $400 million 5.50% senior notes due 2041.
- Borrowed a net $83.3 million under our short-term facilities to fund working capital needs.
- Received $27.8 million cash in March 2011 related to the unwinding of two Treasury locks.
- Received $20.1 million cash in June 2011 related to the settlement of three Treasury locks associated with the $400 million 5.50% senior notes offering.
- Received $7.8 million net proceeds related to the issuance of 0.3 million shares of common stock.
- Paid $360.1 million for scheduled long-term debt repayments, including our $350 million 7.375% senior notes that were paid on their maturity date on May 15, 2011.
- Paid $124.0 million in cash dividends which reflected a payout ratio of 60 percent of net income.
- Paid $5.3 million for the repurchase of equity awards.

2010

During the fiscal year ended September 30, 2010, we:

- Paid $124.3 million in cash dividends which reflected a payout ratio of 61 percent of net income.
- Paid $100.5 million for the repurchase of common stock under an accelerated share repurchase agreement.
- Borrowed a net $54.3 million under our short-term facilities due to the impact of seasonal natural gas purchases.
- Received $8.8 million net proceeds related to the issuance of 0.4 million shares of common stock, which is a 68 percent decrease compared to the prior year due primarily to the fact that beginning in fiscal 2010 shares were purchased on the open market rather than being issued by us to the Direct Stock Purchase Plan and the Retirement Savings Plan.
- Paid $1.2 million to repurchase equity awards.

The following table shows the number of shares issued for the fiscal years ended September 30, 2012, 2011 and 2010:

	For the Fiscal Year Ended September 30		
	2012	2011	2010
Shares issued:			
Direct stock purchase plan	—	—	103,529
Retirement savings plan	—	—	79,722
1998 Long-term incentive plan	482,289	675,255	421,706
Outside directors stock-for-fee plan	2,375	2,385	3,382
Total shares issued	484,664	677,640	608,339

The decreased number of shares issued in fiscal 2012 compared with the number of shares issued in fiscal 2011 primarily reflects a decrease in the number of shares issued under our 1998 Long-Term Incentive Plan (LTIP), due to the exercise of a significant number of stock options during fiscal 2011. During fiscal 2012, we cancelled and retired 153,255 shares attributable to federal withholdings on equity awards and repurchased and retired 387,991 shares attributable to our share repurchase program, which are not included in the table above.

The increase in the number of shares issued in fiscal 2011 compared with the number of shares issued in fiscal 2010 primarily reflects an increased number of shares issued under our LTIP due to the exercise of a significant number of stock options during fiscal 2011. This increase was partially offset by the fact that we purchased shares in the open market rather than issuing new shares for the Direct Stock Purchase Plan and the Retirement Savings Plan. During fiscal 2011, we cancelled and retired 169,793 shares attributable to federal withholdings on equity awards and repurchased and retired 375,468 shares attributable to our 2010 accelerated share repurchase agreement, which are not included in the table above.

As of September 30, 2011, we were authorized to grant awards for up to a maximum of 6.5 million shares of common stock under our LTIP. In February 2011, shareholders voted to increase the number of authorized LTIP shares by 2.2 million shares. On October 19, 2011, we received all required state regulatory approvals to increase the maximum number of authorized LTIP shares to 8.7 million shares, subject to certain adjustment provisions. On October 28, 2011, we filed with the SEC a registration statement on Form S-8 to register an additional 2.2 million shares; we also listed such shares with the New York Stock Exchange.

Credit Facilities

Our short-term borrowing requirements are affected by the seasonal nature of the natural gas business. Changes in the price of natural gas and the amount of natural gas we need to supply to meet our customers' needs could significantly affect our borrowing requirements.

We finance our short-term borrowing requirements through a combination of a $750 million commercial paper program collateralized by our $750 million unsecured credit facility and four committed revolving credit facilities with third-party lenders. As a result, we have approximately $989 million of working capital funding. Additionally, our $750 million unsecured credit facility has an accordion feature, which, if utilized, would increase borrowing capacity to $1.0 billion. We also use intercompany credit facilities to supplement the funding provided by these third-party committed credit facilities.

Shelf Registration

We have an effective shelf registration statement with the Securities and Exchange Commission (SEC) that permits us to issue a total of $1.3 billion in common stock and/or debt securities. The shelf registration statement has been approved by all requisite state regulatory commissions. With the closing of the sale of our Missouri, Illinois and Iowa operations on August 1, 2012, there are no longer any restrictions on our ability to issue either debt or equity under the shelf until it expires on March 31, 2013, with $900 million available for issuance at September 30, 2012. We intend to file a new shelf registration statement with the SEC for at least $1.3 billion prior to the expiration of the current shelf.

Credit Ratings

Our credit ratings directly affect our ability to obtain short-term and long-term financing, in addition to the cost of such financing. In determining our credit ratings, the rating agencies consider a number of quantitative factors, including debt to total capitalization, operating cash flow relative to outstanding debt, operating cash flow coverage of interest and pension liabilities and funding status. In addition, the rating agencies consider qualitative factors such as consistency of our earnings over time, the quality of our management and business strategy, the risks associated with our regulated and nonregulated businesses and the regulatory environment in the states where we operate.

Our debt is rated by three rating agencies: Standard & Poor's Corporation (S&P), Moody's Investors Service (Moody's) and Fitch Ratings, Ltd. (Fitch). Our current debt ratings are all considered investment grade and are as follows:

	S&P	Moody's	Fitch
Unsecured senior long-term debt	BBB+	Baa1	A-
Commercial paper	A-2	P-2	F-2

A significant degradation in our operating performance or a significant reduction in our liquidity caused by more limited access to the private and public credit markets as a result of deteriorating global or national financial and credit conditions could trigger a negative change in our ratings outlook or even a reduction in our credit ratings by the three credit rating agencies. This would mean more limited access to the private and public credit markets and an increase in the costs of such borrowings.

A credit rating is not a recommendation to buy, sell or hold securities. The highest investment grade credit rating is AAA for S&P, Aaa for Moody's and AAA for Fitch. The lowest investment grade credit rating is BBB- for S&P, Baa3 for Moody's and BBB- for Fitch. Our credit ratings may be revised or withdrawn at any time by the rating agencies, and each rating should be evaluated independently of any other rating. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be lowered, or withdrawn entirely, by a rating agency if, in its judgment, circumstances so warrant.

Debt Covenants

We were in compliance with all of our debt covenants as of September 30, 2012. Our debt covenants are described in Note 7 to the consolidated financial statements.

Capitalization

The following table presents our capitalization as of September 30, 2012 and 2011:

	September 30			
	2012		2011	
	(In thousands, except percentages)			
Short-term debt	$ 570,929	11.7%	$ 206,396	4.4%
Long-term debt	1,956,436	40.0%	2,208,551	47.3%
Shareholders' equity	2,359,243	48.3%	2,255,421	48.3%
Total capitalization, including short-term debt	$4,886,608	100.0%	$4,670,368	100.0%

Total debt as a percentage of total capitalization, including short-term debt, was 51.7 percent at September 30, 2012 and 2011. Our ratio of total debt to capitalization is typically greater during the winter heating season as we make additional short-term borrowings to fund natural gas purchases and meet our working capital requirements. We intend to continue to maintain our debt to capitalization ratio in a target range of 50 to 55 percent.

Contractual Obligations and Commercial Commitments

The following table provides information about contractual obligations and commercial commitments at September 30, 2012.

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(In thousands)		
Contractual Obligations					
Long-term debt(1)	$1,960,131	$ 131	$500,000	$250,000	$1,210,000
Short-term debt(1)	570,929	570,929	—	—	—
Interest charges(2)	1,434,549	123,572	223,346	192,960	894,671
Gas purchase commitments(3)	333,839	259,235	74,604	—	—
Capital lease obligations(4)	1,008	186	372	372	78
Operating leases(4)	180,991	17,571	33,155	29,633	100,632
Demand fees for contracted storage(5)	9,473	6,285	2,986	74	128
Demand fees for contracted transportation(6)	25,484	13,171	12,072	241	—
Financial instrument obligations(7)	94,587	85,381	9,206	—	—
Postretirement benefit plan contributions(8)	207,636	28,317	32,523	39,741	107,055
Uncertain tax positions (including interest)(9)	1,831	—	1,831	—	—
Total contractual obligations(10)	$4,820,458	$1,104,778	$890,095	$513,021	$2,312,564

(1) See Note 7 to the consolidated financial statements.

(2) Interest charges were calculated using the stated rate for each debt issuance.

(3) Gas purchase commitments were determined based upon contractually determined volumes at prices estimated based upon the index specified in the contract, adjusted for estimated basis differentials and contractual discounts as of September 30, 2012.

(4) See Note 14 to the consolidated financial statements.

(5) Represents third party contractual demand fees for contracted storage in our nonregulated segment. Contractual demand fees for contracted storage for our natural gas distribution segment are excluded as these costs are fully recoverable through our purchase gas adjustment mechanisms.

(6) Represents third party contractual demand fees for transportation in our nonregulated segment.

(7) Represents liabilities for natural gas commodity financial instruments that were valued as of September 30, 2012. The ultimate settlement amounts of these remaining liabilities are unknown because they are subject to continuing market risk until the financial instruments are settled. The table above excludes $0.3 million of current liabilities from risk management activities that are classified as liabilities held for sale in conjunction with the sale of our Georgia operations.

(8) Represents expected contributions to our postretirement benefit plans.

(9) Represents liabilities associated with uncertain tax positions claimed or expected to be claimed on tax returns.

(10) Total contractual obligations exclude pension plan contributions, which are discussed in Note 9. We anticipate contributing between $30 million and $40 million to these plans during fiscal 2013.

AEH has commitments to purchase physical quantities of natural gas under contracts indexed to the forward NYMEX strip or fixed price contracts. At September 30, 2012, AEH was committed to purchase 72.2 Bcf within one year, 29.0 Bcf within one to three years and 29.0 Bcf after three years under indexed contracts. AEH is committed to purchase 3.8 Bcf within one year and 0.3 Bcf within one to three years under fixed price contracts with prices ranging from $2.46 to $6.36 per Mcf.

With the exception of our Mid-Tex Division, our natural gas distribution segment maintains supply contracts with several vendors that generally cover a period of up to one year. Commitments for estimated base gas volumes are established under these contracts on a monthly basis at contractually negotiated prices. Commitments for incremental daily purchases are made as necessary during the month in accordance with the terms of individual contracts. Our Mid-Tex Division maintains long-term supply contracts to ensure a reliable source of natural gas for our customers in its service area which obligate it to purchase specified volumes at market prices. The estimated commitments under the terms of these contracts as of September 30, 2012 are reflected in the table above.

Risk Management Activities

As discussed above in our Critical Accounting Policies, we use financial instruments to mitigate commodity price risk and, periodically, to manage interest rate risk. We conduct risk management activities through our natural gas distribution and nonregulated segments. In our natural gas distribution segment, we use a combination of physical storage, fixed physical contracts and fixed financial contracts to reduce our exposure to unusually large winter-period gas price increases. In our nonregulated segments, we manage our exposure to the risk of natural gas price changes and lock in our gross profit margin through a combination of storage and financial instruments, including futures, over-the-counter and exchange-traded options and swap contracts with counterparties. To the extent our inventory cost and actual sales and actual purchases do not correlate with the changes in the market indices we use in our hedges, we could experience ineffectiveness or the hedges may no longer meet the accounting requirements for hedge accounting, resulting in the financial instruments being treated as mark to market instruments through earnings.

We use financial instruments, designated as cash flow hedges of anticipated purchases and sales at index prices, to mitigate the commodity price risk in our nonregulated segment associated with deliveries under fixed-priced forward contracts to deliver gas to customers, and we use financial instruments, designated as fair value hedges, to hedge our natural gas inventory used in our asset optimization activities in our nonregulated segment.

Also, in our nonregulated segment, we use storage swaps and futures to capture additional storage arbitrage opportunities that arise subsequent to the execution of the original fair value hedge associated with our physical natural gas inventory, basis swaps to insulate and protect the economic value of our fixed price and storage books and various over-the-counter and exchange-traded options. These financial instruments have not been designated as hedges.

We record our financial instruments as a component of risk management assets and liabilities, which are classified as current or noncurrent based upon the anticipated settlement date of the underlying financial instrument. Substantially all of our financial instruments are valued using external market quotes and indices.

The following table shows the components of the change in fair value of our natural gas distribution segment's financial instruments for the fiscal year ended September 30, 2012 (in thousands):

Fair value of contracts at September 30, 2011	$(79,277)
Contracts realized/settled	(32,027)
Fair value of new contracts	4,782
Other changes in value	30,262
Fair value of contracts at September 30, 2012	$ (76,260)

The fair value of our natural gas distribution segment's financial instruments at September 30, 2012, is presented below by time period and fair value source:

	Fair Value of Contracts at September 30, 2012				
	Maturity in years				
Source of Fair Value	Less than 1	1-3	4-5	Greater than 5	Total Fair Value
	(In thousands)				
Prices actively quoted	$(78,543)	$2,283	$—	$—	$(76,260)
Prices based on models and other valuation methods	—	—	—	—	—
Total Fair Value	$(78,543)	$2,283	$—	$—	$(76,260)

The tables above include $0.1 million of current assets from risk management activities that are classified as assets held for sale and $0.3 million of current liabilities from risk management activities that are classified as liabilities held for sale in conjunction with the sale of our Georgia operations.

The following table shows the components of the change in fair value of our nonregulated segment's financial instruments for the fiscal year ended September 30, 2012 (in thousands):

Fair value of contracts at September 30, 2011	$(25,050)
Contracts realized/settled	15,677
Fair value of new contracts	—
Other changes in value	(5,750)
Fair value of contracts at September 30, 2012	(15,123)
Netting of cash collateral	23,675
Cash collateral and fair value of contracts at September 30, 2012	$ 8,552

The fair value of our nonregulated segment's financial instruments at September 30, 2012, is presented below by time period and fair value source.

	Fair Value of Contracts at September 30, 2012				
	Maturity in years				
Source of Fair Value	Less than 1	1-3	4-5	Greater than 5	Total Fair Value
	(In thousands)				
Prices actively quoted	$(5,917)	$(9,222)	$16	$—	$(15,123)
Prices based on models and other valuation methods	—	—	—	—	—
Total Fair Value	$(5,917)	$(9,222)	$16	$—	$(15,123)

Employee Benefits Programs

An important element of our total compensation program, and a significant component of our operation and maintenance expense, is the offering of various benefits programs to our employees. These programs include medical and dental insurance coverage and pension and postretirement programs.

Medical and Dental Insurance

We offer medical and dental insurance programs to substantially all of our employees, and we believe these programs are consistent with other programs in our industry. Since 2006, we have experienced medical and prescription inflation of approximately six percent. In recent years, we have strived to actively manage our health care costs through the introduction of a wellness strategy that is focused on helping employees to identify health risks and to manage these risks through improved lifestyle choices.

In March 2010, President Obama signed *The Patient Protection and Affordable Care Act* into law (the "Health Care Reform Act"). The Health Care Reform Act will be phased in over an eight-year period. We have changed the design of our health care plans to comply with provisions of the Health Care Reform Act that have already gone into effect or will be going into effect in future years. For example, lifetime maximums on benefits have been eliminated, coverage for dependent children has been extended to age 26 and all costs of preventive coverage must be paid for by the insurer. In 2014, health insurance exchanges will open in each state in order to provide a competitive marketplace for purchasing health insurance by individuals. Companies who offer health insurance to their employees could face a substantial increase in premiums at that time if they choose to continue to provide such coverage. However, companies who elect to cease providing health insurance to their employees will be faced with paying significant penalties to the federal government for each employee who receives coverage through an exchange. We will continue to monitor all developments on health care reform and continue to comply with all existing relevant laws and regulations.

For fiscal 2013, we anticipate an approximate seven percent medical and prescription drug inflation rate, primarily due to anticipated higher claims costs and the implementation of the Health Care Reform Act.

Net Periodic Pension and Postretirement Benefit Costs

For the fiscal year ended September 30, 2012, our total net periodic pension and other benefits costs was $69.2 million, compared with $56.6 million and $50.8 million for the fiscal years ended September 30, 2011 and 2010. These costs relating to our natural gas distribution operations are recoverable through our gas distribution rates. A portion of these costs is capitalized into our gas distribution rate base, and the remaining costs are recorded as a component of operation and maintenance expense.

Our fiscal 2012 costs were determined using a September 30, 2011 measurement date. At that date, interest and corporate bond rates utilized to determine our discount rates were significantly lower than the interest and corporate bond rates as of September 30, 2010, the measurement date for our fiscal 2011 net periodic cost. Accordingly, we decreased our discount rate used to determine our fiscal 2012 pension and benefit costs to 5.05 percent. Our expected return on our pension plan assets was reduced to 7.75 percent due to historical experience and the current market projection of the target asset allocation. As a result, our fiscal 2012 pension and postretirement medical costs were higher than in the prior year.

The increase in total net periodic pension and other benefits costs during fiscal 2011 compared with fiscal 2010 primarily reflects the decrease in our discount rate at September 30, 2010, the measurement date for our fiscal 2011 pension and postretirement costs. The discount rate used to compute the present value of a plan's liabilities generally is based on rates of high-grade corporate bonds with maturities similar to the average period over which the benefits will be paid. At our September 30, 2010 measurement date, the interest rates were significantly higher than the interest rates at September 30, 2009, the measurement date used to determine our fiscal 2009 net periodic cost. Our expected return on our pension plan assets remained constant at 8.25 percent.

Pension and Postretirement Plan Funding

Generally, our funding policy is to contribute annually an amount that will at least equal the minimum amount required to comply with the Employee Retirement Income Security Act of 1974 (ERISA). However, additional voluntary contributions are made from time to time as considered necessary. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

In accordance with the Pension Protection Act of 2006 (PPA), we determined the funded status of our plans as of January 1, 2012. Based on this valuation, we were required to contribute cash of $46.5 million to our pension plans during fiscal 2012. The need for this funding primarily reflects a decrease in the discount rate used to determine our obligations under our plans. This contribution increased the level of our plan assets to achieve a desirable PPA funding threshold.

During fiscal 2011, we were required to contribute cash of $0.9 million to our pension plans. The need for this funding reflected the decline in the fair value of the plans' assets resulting from the unfavorable market conditions experienced during 2008 and 2009. This contribution increased the level of our plan assets to achieve a desirable PPA funding threshold. During fiscal 2010, we did not contribute cash to our pension plans as the fair value of the plans' assets recovered somewhat during the year from the unfavorable market conditions experienced in the latter half of calendar year 2008 and our plan assets were sufficient to achieve a desirable funding threshold as established by the PPA.

We contributed $22.1 million, $11.3 million and $11.8 million to our postretirement benefits plans for the fiscal years ended September 30, 2012, 2011 and 2010. The contributions represent the portion of the postretirement costs we are responsible for under the terms of our plan and minimum funding required by state regulatory commissions.

Outlook for Fiscal 2013 and Beyond

As of September 30, 2012, interest and corporate bond rates utilized to determine our discount rates, which impacted our fiscal 2013 net periodic pension and postretirement costs, were lower than the interest and corporate bond rates as of September 30, 2011, the measurement date for our fiscal 2012 net periodic cost. As a result of the lower interest and corporate bond rates, we decreased the discount rate used to determine our fiscal 2013 pension and benefit costs to 4.04 percent. We maintained the expected return on our pension plan assets at 7.75 percent, based on historical experience and the current market projection of the target asset allocation. Due to the decrease in our discount rate, we expect our fiscal 2013 pension and postretirement medical costs to increase compared to fiscal 2012.

Based upon market conditions subsequent to September 30, 2012 the current funded position of the plans and the new funding requirements under the PPA, we anticipate contributing between $30 million and $40 million to the Plans in fiscal 2013. Further, we will consider whether an additional voluntary contribution is prudent to maintain certain PPA funding thresholds. With respect to our postretirement medical plans, we anticipate contributing between $25 million and $30 million during fiscal 2013.

The projected pension liability, future funding requirements and the amount of pension expense or income recognized for the Plan are subject to change, depending upon the actuarial value of plan assets and the determination of future benefit obligations as of each subsequent actuarial calculation date. These amounts are impacted by actual investment returns, changes in interest rates and changes in the demographic composition of the participants in the plan.

In August 2010, the Board of Directors of Atmos Energy approved a proposal to close the Pension Account Plan (PAP) to new participants, effective October 1, 2010. Employees participating in the PAP as of October 1, 2010 were allowed to make a one-time election to migrate from the PAP into our defined contribution plan with enhanced features, effective January 1, 2011. Participants who chose to remain in the PAP have continued to earn benefits and interest allocations with no changes to their existing benefits.

RECENT ACCOUNTING DEVELOPMENTS

Recent accounting developments and their impact on our financial position, results of operations and cash flows are described in Note 2 to the consolidated financial statements.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to risks associated with commodity prices and interest rates. Commodity price risk is the potential loss that we may incur as a result of changes in the fair value of a particular instrument or commodity. Interest-rate risk results from our portfolio of debt and equity instruments that we issue to provide financing and liquidity for our business activities.

We conduct risk management activities through both our natural gas distribution and nonregulated segments. In our natural gas distribution segment, we use a combination of physical storage, fixed physical contracts and fixed financial contracts to protect us and our customers against unusually large winter period gas price increases. In our nonregulated segment, we manage our exposure to the risk of natural gas price changes and lock in our gross profit margin through a combination of storage and financial instruments including futures, over-the-counter and exchange-traded options and swap contracts with counterparties. Our risk management activities and related accounting treatment are described in further detail in Note 4 to the consolidated financial statements. Additionally, our earnings are affected by changes in short-term interest rates as a result of our issuance of short-term commercial paper and our other short-term borrowings.

Commodity Price Risk

Natural gas distribution segment

We purchase natural gas for our natural gas distribution operations. Substantially all of the costs of gas purchased for natural gas distribution operations are recovered from our customers through purchased gas cost adjustment mechanisms. Therefore, our natural gas distribution operations have limited commodity price risk exposure.

Nonregulated segment

Our nonregulated segment is also exposed to risks associated with changes in the market price of natural gas. For our nonregulated segment, we use a sensitivity analysis to estimate commodity price risk. For purposes of this analysis, we estimate commodity price risk by applying a $0.50 change in the forward NYMEX price to our net open position (including existing storage and related financial contracts) at the end of each period. Based on AEH's net open position (including existing storage and related financial contracts) at September 30, 2012 of 0.4 Bcf, a $0.50 change in the forward NYMEX price would have had a $0.2 million impact on our consolidated net income.

Changes in the difference between the indices used to mark to market our physical inventory (Gas Daily) and the related fair-value hedge (NYMEX) can result in volatility in our reported net income; but, over time, gains and losses on the sale of storage gas inventory will be offset by gains and losses on the fair-value hedges. Based upon our net physical position at September 30, 2012 and assuming our hedges would still qualify as highly effective, a $0.50 change in the difference between the Gas Daily and NYMEX indices would impact our reported net income by approximately $5.8 million.

Additionally, these changes could cause us to recognize a risk management liability, which would require us to place cash into an escrow account to collateralize this liability position. This, in turn, would reduce the amount of cash we would have on hand to fund our working capital needs.

Interest Rate Risk

Our earnings are exposed to changes in short-term interest rates associated with our short-term commercial paper program and other short-term borrowings. We use a sensitivity analysis to estimate our short-term interest rate risk. For purposes of this analysis, we estimate our short-term interest rate risk as the difference between our actual interest expense for the period and estimated interest expense for the period assuming a hypothetical average one percent increase in the interest rates associated with our short-term borrowings. Had interest rates associated with our short-term borrowings increased by an average of one percent, our interest expense would have increased by approximately $2.5 million during 2012.

ITEM 8. ***Financial Statements and Supplementary Data.***

Index to financial statements and financial statement schedule:

All other financial statement schedules are omitted because the required information is not present, or not present in amounts sufficient to require submission of the schedule or because the information required is included in the financial statements and accompanying notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Atmos Energy Corporation

We have audited the accompanying consolidated balance sheets of Atmos Energy Corporation as of September 30, 2012 and 2011, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atmos Energy Corporation at September 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the financial statements taken as a whole, presents fairly, in all material respects the financial information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Atmos Energy Corporation's internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 12, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Dallas, Texas
November 12, 2012

ATMOS ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS

	September 30 2012	September 30 2011
	(In thousands, except share data)	
ASSETS		
Property, plant and equipment	$6,860,358	$6,607,552
Construction in progress	274,112	209,242
	7,134,470	6,816,794
Less accumulated depreciation and amortization	1,658,866	1,668,876
Net property, plant and equipment	5,475,604	5,147,918
Current assets		
Cash and cash equivalents	64,239	131,419
Accounts receivable, less allowance for doubtful accounts of $9,425 in 2012 and $7,440 in 2011	234,526	273,303
Gas stored underground	256,415	289,760
Other current assets	272,782	316,471
Total current assets	827,962	1,010,953
Goodwill and intangible assets	740,847	740,207
Deferred charges and other assets	451,262	383,793
	$7,495,675	$7,282,871
CAPITALIZATION AND LIABILITIES		
Shareholders' equity		
Common stock, no par value (stated at $.005 per share); 200,000,000 shares authorized; issued and outstanding: 2012 — 90,239,900 shares, 2011 — 90,296,482 shares	$ 451	$ 451
Additional paid-in capital	1,745,467	1,732,935
Accumulated other comprehensive loss	(47,607)	(48,460)
Retained earnings	660,932	570,495
Shareholders' equity	2,359,243	2,255,421
Long-term debt	1,956,305	2,206,117
Total capitalization	4,315,548	4,461,538
Commitments and contingencies		
Current liabilities		
Accounts payable and accrued liabilities	215,229	291,205
Other current liabilities	489,665	367,563
Short-term debt	570,929	206,396
Current maturities of long-term debt	131	2,434
Total current liabilities	1,275,954	867,598
Deferred income taxes	1,015,083	960,093
Regulatory cost of removal obligation	381,164	428,947
Deferred credits and other liabilities	507,926	564,695
	$7,495,675	$7,282,871

See accompanying notes to consolidated financial statements.

ATMOS ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year ended September 30		
	2012	2011	2010
	(In thousands, except per share data)		
Operating revenues			
Natural gas distribution segment	$2,145,330	$2,470,664	$2,783,863
Regulated transmission and storage segment	247,351	219,373	203,013
Nonregulated segment	1,351,303	2,024,893	2,146,658
Intersegment eliminations	(305,501)	(428,495)	(472,474)
	3,438,483	4,286,435	4,661,060
Purchased gas cost			
Natural gas distribution segment	1,122,587	1,452,721	1,785,221
Regulated transmission and storage segment	—	—	—
Nonregulated segment	1,296,179	1,959,893	2,032,567
Intersegment eliminations	(304,022)	(426,999)	(470,864)
	2,114,744	2,985,615	3,346,924
Gross profit	1,323,739	1,300,820	1,314,136
Operating expenses			
Operation and maintenance	453,613	442,965	454,621
Depreciation and amortization	237,525	223,832	208,539
Taxes, other than income	181,073	177,767	187,143
Asset impairments	5,288	30,270	—
Total operating expenses	877,499	874,834	850,303
Operating income	446,240	425,986	463,833
Miscellaneous income (expense), net	(14,644)	21,184	(591)
Interest charges	141,174	150,763	154,188
Income from continuing operations before income taxes	290,422	296,407	309,054
Income tax expense	98,226	106,819	119,203
Income from continuing operations	192,196	189,588	189,851
Income from discontinued operations, net of tax ($10,066, $12,372 and $9,584)	18,172	18,013	15,988
Gain on sale of discontinued operations, net of tax ($3,519, $0 and $0)	6,349	—	—
Net income	$ 216,717	$ 207,601	$ 205,839
Basic earnings per share			
Income per share from continuing operations	$ 2.12	$ 2.08	$ 2.05
Income per share from discontinued operations	0.27	0.20	0.17
Net income per share — basic	$ 2.39	$ 2.28	$ 2.22
Diluted earnings per share			
Income per share from continuing operations	$ 2.10	$ 2.07	$ 2.03
Income per share from discontinued operations	0.27	0.20	0.17
Net income per share — diluted	$ 2.37	$ 2.27	$ 2.20
Weighted average shares outstanding:			
Basic	90,150	90,201	91,852
Diluted	91,172	90,652	92,422

See accompanying notes to consolidated financial statements.

ATMOS ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common stock		Additional	Accumulated Other		
	Number of Shares	Stated Value	Paid-in Capital	Comprehensive Loss	Retained Earnings	Total
	(In thousands, except share and per share data)					
Balance, September 30, 2009	92,551,709	$463	$1,791,129	$(20,184)	$ 405,353	$2,176,761
Comprehensive income:						
Net income	—	—	—	—	205,839	205,839
Unrealized holding gains on investments, net of tax of $1,025	—	—	—	1,745	—	1,745
Treasury lock agreements, net of tax of $1,193	—	—	—	2,030	—	2,030
Cash flow hedges, net of tax of $(4,452)	—	—	—	(6,963)	—	(6,963)
Total comprehensive income						202,651
Repurchase of common stock	(2,958,580)	(15)	(100,435)	—	—	(100,450)
Repurchase of equity awards	(37,365)	—	(1,191)	—	—	(1,191)
Cash dividends ($1.34 per share)	—	—	—	—	(124,287)	(124,287)
Common stock issued:						
Direct stock purchase plan	103,529	1	2,881	—	—	2,882
Retirement savings plan	79,722	—	2,281	—	—	2,281
1998 Long-term incentive plan	421,706	2	8,708	—	—	8,710
Employee stock-based compensation	—	—	10,894	—	—	10,894
Outside directors stock-for-fee plan	3,382	—	97	—	—	97
Balance, September 30, 2010	90,164,103	451	1,714,364	(23,372)	486,905	2,178,348
Comprehensive income:						
Net income	—	—	—	—	207,601	207,601
Unrealized holding losses on investments, net of tax of $(953)	—	—	—	(1,647)	—	(1,647)
Treasury lock agreements, net of tax of $(16,850)	—	—	—	(28,689)	—	(28,689)
Cash flow hedges, net of tax of $3,355	—	—	—	5,248	—	5,248
Total comprehensive income						182,513
Repurchase of common stock	(375,468)	(2)	2	—	—	—
Repurchase of equity awards	(169,793)	(1)	(5,298)	—	—	(5,299)
Cash dividends ($1.36 per share)	—	—	—	—	(124,011)	(124,011)
Common stock issued:						
Direct stock purchase plan	—	—	(54)	—	—	(54)
1998 Long-term incentive plan	675,255	3	13,886	—	—	13,889
Employee stock-based compensation	—	—	9,958	—	—	9,958
Outside directors stock-for-fee plan	2,385	—	77	—	—	77
Balance, September 30, 2011	90,296,482	451	1,732,935	(48,460)	570,495	2,255,421
Comprehensive income:						
Net income	—	—	—	—	216,717	216,717
Unrealized holding gains on investments, net of tax of $1,881	—	—	—	3,103	—	3,103
Treasury lock agreements, net of tax of $(5,388)	—	—	—	(10,116)	—	(10,116)
Cash flow hedges, net of tax of $5,029	—	—	—	7,866	—	7,866
Total comprehensive income						217,570
Repurchase of common stock	(387,991)	(2)	(12,533)	—	—	(12,535)
Repurchase of equity awards	(153,255)	—	(5,219)	—	—	(5,219)
Cash dividends ($1.38 per share)	—	—	—	—	(125,796)	(125,796)
Common stock issued:						
Direct stock purchase plan	—	—	(65)	—	—	(65)
1998 Long-term incentive plan	482,289	2	12,519	—	(484)	12,037
Employee stock-based compensation	—	—	17,752	—	—	17,752
Outside directors stock-for-fee plan	2,375	—	78	—	—	78
Balance, September 30, 2012	90,239,900	$451	$1,745,467	$(47,607)	$ 660,932	$2,359,243

See accompanying notes to consolidated financial statements.

ATMOS ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30		
	2012	2011	2010
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 216,717	$ 207,601	$ 205,839
Adjustments to reconcile net income to net cash provided by operating activities:			
Asset impairments	5,288	30,270	—
Gain on sale of discontinued operations	(9,868)	—	—
Depreciation and amortization:			
Charged to depreciation and amortization	246,093	233,155	216,960
Charged to other accounts	484	228	173
Deferred income taxes	104,319	117,353	196,731
Stock-based compensation	19,222	11,586	12,655
Debt financing costs	8,147	9,438	11,908
Other	(493)	(961)	(1,245)
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	32,578	(96)	(40,401)
Decrease in gas stored underground	28,417	27,737	54,014
(Increase) decrease in other current assets	20,989	(38,048)	(18,387)
(Increase) decrease in deferred charges and other assets	(50,055)	(53,519)	14,886
Increase (decrease) in accounts payable and accrued liabilities	(64,234)	23,904	58,069
Increase (decrease) in other current liabilities	7,889	(57,495)	(48,992)
Increase in deferred credits and other liabilities	21,424	71,691	64,266
Net cash provided by operating activities	586,917	582,844	726,476
CASH FLOWS USED IN INVESTING ACTIVITIES			
Capital expenditures	(732,858)	(622,965)	(542,636)
Proceeds from the sale of discontinued operations	128,223	—	—
Other, net	(4,625)	(4,421)	(66)
Net cash used in investing activities	(609,260)	(627,386)	(542,702)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in short-term debt	354,141	83,306	54,268
Net proceeds from issuance of long-term debt	—	394,466	—
Settlement of Treasury lock agreements	—	20,079	—
Unwinding of Treasury lock agreements	—	27,803	—
Repayment of long-term debt	(257,034)	(360,131)	(131)
Cash dividends paid	(125,796)	(124,011)	(124,287)
Repurchase of common stock	(12,535)	—	(100,450)
Repurchase of equity awards	(5,219)	(5,299)	(1,191)
Issuance of common stock	1,606	7,796	8,766
Net cash provided by (used in) financing activities	(44,837)	44,009	(163,025)
Net increase (decrease) in cash and cash equivalents	(67,180)	(533)	20,749
Cash and cash equivalents at beginning of year	131,419	131,952	111,203
Cash and cash equivalents at end of year	$ 64,239	$ 131,419	$ 131,952

See accompanying notes to consolidated financial statements.

ATMOS ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

Atmos Energy Corporation ("Atmos Energy" or the "Company") and our subsidiaries are engaged primarily in the regulated natural gas distribution and transmission and storage businesses as well as certain other nonregulated businesses. Through our natural gas distribution business, we deliver natural gas through sales and transportation arrangements to over three million residential, commercial, public-authority and industrial customers through our six regulated natural gas distribution divisions in the service areas described below:

Division	Service Area
Atmos Energy Colorado-Kansas Division	Colorado, Kansas
Atmos Energy Kentucky/Mid-States Division	Georgia(1), Kentucky, Tennessee, Virginia(1)
Atmos Energy Louisiana Division	Louisiana
Atmos Energy Mid-Tex Division	Texas, including the Dallas/Fort Worth metropolitan area
Atmos Energy Mississippi Division	Mississippi
Atmos Energy West Texas Division	West Texas

(1) Denotes locations where we have more limited service areas.

In addition, we transport natural gas for others through our distribution system. Our natural gas distribution business is subject to federal and state regulation and/or regulation by local authorities in each of the states in which our natural gas distribution divisions operate. Our corporate headquarters and shared-services function are located in Dallas, Texas, and our customer support centers are located in Amarillo and Waco, Texas.

On August 1, 2012, we completed the divesture of our natural gas distribution operations in Missouri, Illinois and Iowa, representing approximately 84,000 customers. On August 8, 2012, we entered into a definitive agreement to sell our natural gas distribution operations in Georgia, representing approximately 64,000 customers. The results of these operations have been separately reported as discontinued operations.

Our regulated transmission and storage business consists of the regulated operations of our Atmos Pipeline–Texas Division, a division of the Company. This division transports natural gas to our Mid-Tex Division, transports natural gas for third parties and manages five underground storage reservoirs in Texas. We also provide ancillary services customary to the pipeline industry including parking arrangements, lending and sales of inventory on hand. Parking arrangements provide short-term interruptible storage of gas on our pipeline. Lending services provide short-term interruptible loans of natural gas from our pipeline to meet market demands.

Our nonregulated businesses operate primarily in the Midwest and Southeast through various wholly-owned subsidiaries of Atmos Energy Holdings, Inc., (AEH). AEH is wholly owned by the Company and based in Houston, Texas. Through AEH, we provide natural gas management and transportation services to municipalities, natural gas distribution companies, including certain divisions of Atmos Energy and third parties.

2. Summary of Significant Accounting Policies

Principles of consolidation — The accompanying consolidated financial statements include the accounts of Atmos Energy Corporation and its wholly-owned subsidiaries. All material intercompany transactions have been eliminated; however, we have not eliminated intercompany profits when such amounts are probable of recovery under the affiliates' rate regulation process.

Basis of comparison — Certain prior-year amounts have been reclassified to conform with the current year presentation.

Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The most significant estimates include the allowance for doubtful accounts, unbilled revenues, legal and environmental accruals, insurance accruals, pension and postretirement obligations, deferred income taxes, asset retirement obligations, impairment of long-lived assets, risk management and trading activities, fair value measurements and the valuation of goodwill, indefinite-lived intangible assets and other long-lived assets. Actual results could differ from those estimates.

Regulation — Our natural gas distribution and regulated transmission and storage operations are subject to regulation with respect to rates, service, maintenance of accounting records and various other matters by the respective regulatory authorities in the states in which we operate. Our accounting policies recognize the financial effects of the ratemaking and accounting practices and policies of the various regulatory commissions. Accounting principles generally accepted in the United States require cost-based, rate-regulated entities that meet certain criteria to reflect the authorized recovery of costs due to regulatory decisions in their financial statements. As a result, certain costs are permitted to be capitalized rather than expensed because they can be recovered through rates.

We record regulatory assets as a component of other current assets and deferred charges and other assets for costs that have been deferred for which future recovery through customer rates is considered probable. Regulatory liabilities are recorded either on the face of the balance sheet or as a component of current liabilities, deferred income taxes or deferred credits and other liabilities when it is probable that revenues will be reduced for amounts that will be credited to customers through the ratemaking process. Significant regulatory assets and liabilities as of September 30, 2012 and 2011 included the following:

	September 30	
	2012	2011
	(In thousands)	
Regulatory assets:		
Pension and postretirement benefit costs	$296,160	$254,666
Merger and integration costs, net	5,754	6,242
Deferred gas costs	31,359	33,976
Regulatory cost of removal asset	10,500	8,852
Rate case costs	4,661	4,862
Deferred franchise fees	2,714	379
Risk-based replacement program costs	5,370	—
APT annual adjustment mechanism	4,539	—
Other	7,262	3,919
	$368,319	$312,896
Regulatory liabilities:		
Deferred gas costs	$ 23,072	$ 8,130
Regulatory cost of removal obligation	459,688	464,025
APT annual adjustment mechanism	—	6,654
Other	5,637	7,371
	$488,397	$486,180

During the prior fiscal year, the Railroad Commission of Texas' Division of Public Safety issued a new rule requiring natural gas distribution companies to develop and implement a risk-based program for the renewal or replacement of distribution facilities, including steel service lines. The rule allows for the deferral of all expenses associated with capital expenditures incurred pursuant to this rule, including the recording of interest on the deferred expenses until the next rate proceeding (rate case or annual rate filing) at which time investment and costs would be recovered through base rates. As of September 30, 2012, we had deferred $5.4 million associated with the requirements of this rule.

Effective January 1, 2012, the Texas Legislature amended its Gas Utility Regulatory Act (GURA) to permit natural gas utilities to defer into a regulatory asset or liability the difference between a gas utility's actual pension and postretirement expense and the level of such expense recoverable in its existing rates. The deferred amount will become eligible for inclusion in the utility's rates in its next rate proceeding. We elected to utilize this provision of GURA, effective January 1, 2012, and established a regulatory asset totaling $7.6 million, which is recorded in "Pension and postretirement benefit costs" in the regulatory assets table above. Of this amount, $4.2 million represented a reduction to operation and maintenance expense during fiscal 2012.

Currently, authorized rates do not include a return on certain of our merger and integration costs; however, we recover the amortization of these costs. Merger and integration costs, net, are generally amortized on a straight-line basis over estimated useful lives ranging up to 20 years. During the fiscal years ended September 30, 2012, 2011 and 2010, we recognized $0.5 million, $0.5 million and $0.4 million in amortization expense related to these costs.

Revenue recognition — Sales of natural gas to our natural gas distribution customers are billed on a monthly basis; however, the billing cycle periods for certain classes of customers do not necessarily coincide with accounting periods used for financial reporting purposes. We follow the revenue accrual method of accounting for natural gas distribution segment revenues whereby revenues applicable to gas delivered to customers, but not yet billed under the cycle billing method, are estimated and accrued and the related costs are charged to expense.

On occasion, we are permitted to implement new rates that have not been formally approved by our state regulatory commissions, which are subject to refund. As permitted by accounting principles generally accepted in the United States, we recognize this revenue and establish a reserve for amounts that could be refunded based on our experience for the jurisdiction in which the rates were implemented.

Rates established by regulatory authorities are adjusted for increases and decreases in our purchased gas costs through purchased gas cost adjustment mechanisms. Purchased gas cost adjustment mechanisms provide gas utility companies a method of recovering purchased gas costs on an ongoing basis without filing a rate case to address all of the utility company's non-gas costs. There is no gross profit generated through purchased gas cost adjustments, but they provide a dollar-for-dollar offset to increases or decreases in our natural gas distribution segment's gas costs. The effects of these purchased gas cost adjustment mechanisms are recorded as deferred gas costs on our balance sheet.

Operating revenues for our nonregulated segment and the associated carrying value of natural gas inventory (inclusive of storage costs) are recognized when we sell the gas and physically deliver it to our customers. Operating revenues include realized gains and losses arising from the settlement of financial instruments used in our nonregulated activities and unrealized gains and losses arising from changes in the fair value of natural gas inventory designated as a hedged item in a fair value hedge and the associated financial instruments. For the fiscal years ended September 30, 2012, 2011 and 2010, we included unrealized gains (losses) on open contracts of $(8.0) million, $(10.4) million and $(7.8) million as a component of nonregulated revenues.

Operating revenues for our regulated transmission and storage and nonregulated segments are recognized in the period in which actual volumes are transported and storage services are provided.

Cash and cash equivalents — We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts receivable and allowance for doubtful accounts — Accounts receivable arise from natural gas sales to residential, commercial, industrial, municipal and other customers. For substantially all of our receivables, we establish an allowance for doubtful accounts based on our collection experience. On certain other receivables where we are aware of a specific customer's inability or reluctance to pay, we record an allowance for doubtful accounts against amounts due to reduce the net receivable balance to the amount we reasonably expect to collect. However, if circumstances change, our estimate of the recoverability of accounts receivable could be affected. Circumstances which could affect our estimates include, but are not limited to, customer credit issues, the level of natural gas prices, customer deposits and general economic conditions. Accounts are written off once they are deemed to be uncollectible.

Gas stored underground — Our gas stored underground is comprised of natural gas injected into storage to support the winter season withdrawals for our natural gas distribution operations and natural gas held by our nonregulated segment to conduct their operations. The average cost method is used for all our regulated operations, except for certain jurisdictions in the Kentucky/Mid-States Division, where it is valued on the first-in first-out method basis, in accordance with regulatory requirements. Our nonregulated segment utilizes the average cost method; however, most of this inventory is hedged and is therefore reported at fair value at the end of each month. Gas in storage that is retained as cushion gas to maintain reservoir pressure is classified as property, plant and equipment and is valued at cost.

Regulated property, plant and equipment — Regulated property, plant and equipment is stated at original cost, net of contributions in aid of construction. The cost of additions includes direct construction costs, payroll related costs (taxes, pensions and other fringe benefits), administrative and general costs and an allowance for funds used during construction. The allowance for funds used during construction represents the estimated cost of funds used to finance the construction of major projects and are capitalized in the rate base for ratemaking purposes when the completed projects are placed in service. Interest expense of $2.6 million, $1.7 million and $3.9 million was capitalized in 2012, 2011 and 2010.

Major renewals, including replacement pipe, and betterments that are recoverable under our regulatory rate base are capitalized while the costs of maintenance and repairs that are not recoverable through rates are charged to expense as incurred. The costs of large projects are accumulated in construction in progress until the project is completed. When the project is completed, tested and placed in service, the balance is transferred to the regulated plant in service account included in the rate base and depreciation begins.

Regulated property, plant and equipment is depreciated at various rates on a straight-line basis. These rates are approved by our regulatory commissions and are comprised of two components: one based on average service life and one based on cost of removal. Accordingly, we recognize our cost of removal expense as a component of depreciation expense. The related cost of removal accrual is reflected as a regulatory liability on the consolidated balance sheet. At the time property, plant and equipment is retired, removal expenses less salvage, are charged to the regulatory cost of removal accrual. The composite depreciation rate was 3.6 percent, 3.6 percent and 3.5 percent for the fiscal years ended September 30, 2012, 2011 and 2010.

Nonregulated property, plant and equipment — Nonregulated property, plant and equipment is stated at cost. Depreciation is generally computed on the straight-line method for financial reporting purposes based upon estimated useful lives ranging from three to 50 years.

Asset retirement obligations — We record a liability at fair value for an asset retirement obligation when the legal obligation to retire the asset has been incurred with an offsetting increase to the carrying value of the related asset. Accretion of the asset retirement obligation due to the passage of time is recorded as an operating expense.

As of September 30, 2012 and 2011, we recorded asset retirement obligations of $10.5 million and $14.0 million. Additionally, we recorded $4.2 million and $5.4 million of asset retirement costs as a component of property, plant and equipment that will be depreciated over the remaining life of the underlying associated assets.

We believe we have a legal obligation to retire our natural gas storage facilities. However, we have not recognized an asset retirement obligation associated with our storage facilities because we are not able to determine the settlement date of this obligation as we do not anticipate taking our storage facilities out of service permanently. Therefore, we cannot reasonably estimate the fair value of this obligation.

Impairment of long-lived assets — We periodically evaluate whether events or circumstances have occurred that indicate that other long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected future cash flows. In the event the sum of the expected future cash flows resulting from the use of the asset is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

During fiscal 2012, we recorded a pre-tax noncash impairment loss of $5.3 million related to our gathering systems in Kentucky. In fiscal 2011, we recorded pre-tax noncash impairment losses of $19.3 million related to our Fort Necessity storage project and $11.0 million related to our gathering systems in Kentucky. See Note 5 for further details.

Goodwill and intangible assets — We annually evaluate our goodwill balances for impairment during our second fiscal quarter or more frequently as impairment indicators arise. We use a present value technique based on discounted cash flows to estimate the fair value of our reporting units. These calculations are dependent on several subjective factors including the timing of future cash flows, future growth rates and the discount rate. An impairment charge is recognized if the carrying value of a reporting unit's goodwill exceeds its fair value.

Intangible assets are amortized over their useful lives of 10 years. These assets are reviewed for impairment as impairment indicators arise. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected future cash flows. In the event the sum of the expected future cash flows resulting from the use of the asset is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. No impairment has been recognized.

Marketable securities — As of September 30, 2012 and 2011, all of our marketable securities were classified as available-for-sale. In accordance with the authoritative accounting standards, these securities are reported at market value with unrealized gains and losses shown as a component of accumulated other comprehensive income (loss). We regularly evaluate the performance of these investments on an individual investment by investment basis for impairment, taking into consideration the fund's purpose, volatility and current returns. If a determination is made that a decline in fair value is other than temporary, the related investment is written down to its estimated fair value.

Financial instruments and hedging activities — We use financial instruments to mitigate commodity price risk in our natural gas distribution and nonregulated segments and interest rate risk. The objectives and strategies for using financial instruments have been tailored to our regulated and nonregulated businesses and are discussed in Note 4.

We record all of our financial instruments on the balance sheet at fair value, with changes in fair value ultimately recorded in the income statement. These financial instruments are reported as risk management assets and liabilities and are classified as current or noncurrent other assets or liabilities based upon the anticipated settlement date of the underlying financial instrument.

The timing of when changes in fair value of our financial instruments are recorded in the income statement depends on whether the financial instrument has been designated and qualifies as a part of a hedging relationship or if regulatory rulings require a different accounting treatment. Changes in fair value for financial instruments that do not meet one of these criteria are recognized in the income statement as they occur.

Financial Instruments Associated with Commodity Price Risk

In our natural gas distribution segment, the costs associated with and the gains and losses arising from the use of financial instruments to mitigate commodity price risk are included in our purchased gas cost adjustment mechanisms in accordance with regulatory requirements. Therefore, changes in the fair value of these financial instruments are initially recorded as a component of deferred gas costs and recognized in the consolidated statement of income as a component of purchased gas cost when the related costs are recovered through our rates and recognized in revenue in accordance with accounting principles generally accepted in the United States. Accordingly, there is no earnings impact on our natural gas distribution segment as a result of the use of financial instruments.

In our nonregulated segment, we have designated most of the natural gas inventory held by this operating segment as the hedged item in a fair-value hedge. This inventory is marked to market at the end of each month based on the Gas Daily index, with changes in fair value recognized as unrealized gains or losses in revenue in the period of change. The financial instruments associated with this natural gas inventory have been designated as fair-value hedges and are marked to market each month based upon the NYMEX price with changes in fair value recognized as unrealized gains or losses in revenue in the period of change. Changes in the spreads between the forward natural gas prices used to value the financial hedges designated against our physical inventory (NYMEX) and the market (spot) prices used to value our physical storage (Gas Daily) result in unrealized margins until the underlying physical gas is withdrawn and the related financial instruments are settled. Once the gas is withdrawn and the financial instruments are settled, the previously unrealized margins associated with these net positions are realized. We have elected to exclude this spot/forward differential for purposes of assessing the effectiveness of these fair-value hedges. Over time, we expect gains and losses on the sale of storage gas inventory to be offset by gains and losses on the fair-value hedges, resulting in the realization of the economic gross profit margin we anticipated at the time we structured the original transaction.

Additionally, we have elected to treat fixed-price forward contracts used in our nonregulated segment to deliver natural gas as normal purchases and normal sales. As such, these deliveries are recorded on an accrual basis in accordance with our revenue recognition policy. Financial instruments used to mitigate the commodity price risk associated with these contracts have been designated as cash flow hedges of anticipated purchases and sales at indexed prices. Accordingly, unrealized gains and losses on these open financial instruments are recorded as a component of accumulated other comprehensive income, and are recognized in earnings as a component of revenue when the hedged volumes are sold.

Gains and losses from hedge ineffectiveness are recognized in the income statement. Fair value and cash flow hedge ineffectiveness arising from natural gas market price differences between the locations of the hedged inventory and the delivery location specified in the financial instruments is referred to as basis ineffectiveness. Ineffectiveness arising from changes in the fair value of the fair value hedges due to changes in the difference between the spot price and the futures price, as well as the difference between the timing of the settlement of the futures and the valuation of the underlying physical commodity is referred to as timing ineffectiveness. Hedge ineffectiveness, to the extent incurred, is reported as a component of revenue.

Our nonregulated segment also utilizes master netting agreements with significant counterparties that allow us to offset gains and losses arising from financial instruments that may be settled in cash with gains and losses arising from financial instruments that may be settled with the physical commodity. Assets and liabilities from risk management activities, as well as accounts receivable and payable, reflect the master netting agreements in place. Additionally, the accounting guidance for master netting arrangements requires us to include the fair value of cash collateral or the obligation to return cash in the amounts that have been netted under master netting agreements used to offset gains and losses arising from financial instruments. As of September 30, 2012 and 2011, the Company netted $23.7 million and $28.8 million of cash held in margin accounts into its current risk management assets and liabilities.

Financial Instruments Associated with Interest Rate Risk

We manage interest rate risk, typically when we plan to issue new long-term debt or to refinance existing long-term debt. Prior to fiscal 2012, we entered into Treasury lock agreements to fix the Treasury yield component of the interest cost associated with anticipated financings. We designated these Treasury lock agreements as cash flow hedges at the time the agreements were executed. Accordingly, unrealized gains and losses associated with the Treasury lock agreements were recorded as a component of accumulated other comprehensive income (loss). When the Treasury locks were settled, the realized gain or loss was recorded as a component of accumulated other comprehensive income (loss) and is being recognized as a component of interest expense over the life of the related financing arrangement.

During fiscal 2012, we began using interest rate swaps to mitigate interest rate risk. We entered into an interest rate swap associated with our $260 million short-term financing facility through December 27, 2012. Due to the short-term nature of the swap and the related financing facility, we did not designate the interest rate swap as a hedge. Gains and losses associated with the swap are reported as a component of interest expense.

Additionally, in October 2012, we entered into forward starting interest rate swaps to fix the Treasury yield component associated with the anticipated issuance of $500 million and $250 million unsecured senior notes in fiscal 2015 and fiscal 2017, which we designated as cash flow hedges at the time the agreements were executed. Unrealized gains and losses associated with the forward starting interest rate swaps will be recorded as a component of accumulated other comprehensive income (loss). When the forward starting interest rate swaps settle, the realized gain or loss will be recorded as a component of accumulated other comprehensive income (loss) and recognized as a component of interest expense over the life of the related financing arrangement. Hedge ineffectiveness to the extent incurred will be reported as a component of interest expense.

Fair Value Measurements — We report certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We primarily use quoted market prices and other observable market pricing information in valuing our financial assets and liabilities and minimize the use of unobservable pricing inputs in our measurements.

Prices actively quoted on national exchanges are used to determine the fair value of most of our assets and liabilities recorded on our balance sheet at fair value. Within our nonregulated operations, we utilize a mid-market pricing convention (the mid-point between the bid and ask prices), as permitted under current accounting standards. Values derived from these sources reflect the market in which transactions involving these financial instruments are executed.

We utilize models and other valuation methods to determine fair value when external sources are not available. Values are adjusted to reflect the potential impact of an orderly liquidation of our positions over a reasonable period of time under then-current market conditions. We believe the market prices and models used to value these assets and liabilities represent the best information available with respect to closing exchange and over-the-counter quotations, time value and volatility factors underlying the assets and liabilities.

Fair-value estimates also consider our own creditworthiness and the creditworthiness of the counterparties involved. Our counterparties consist primarily of financial institutions and major energy companies. This concentration of counterparties may materially impact our exposure to credit risk resulting from market, economic or regulatory conditions. We seek to minimize counterparty credit risk through an evaluation of their financial condition and credit ratings and the use of collateral requirements under certain circumstances.

Amounts reported at fair value are subject to potentially significant volatility based upon changes in market prices, the valuation of the portfolio of our contracts, maturity and settlement of these contracts and newly originated transactions, each of which directly affect the estimated fair value of our financial instruments. We believe the market prices and models used to value these financial instruments represent the best information available with respect to closing exchange and over-the-counter quotations, time value and volatility factors underlying the contracts. Values are adjusted to reflect the potential impact of an orderly liquidation of our positions over a reasonable period of time under then current market conditions.

Authoritative accounting literature establishes a fair value hierarchy that prioritizes the inputs used to measure fair value based on observable and unobservable data. The hierarchy categorizes the inputs into three levels, with the highest priority given to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority given to unobservable inputs (Level 3). The levels of the hierarchy are described below:

Level 1 — Represents unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is defined as a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Our Level 1 measurements consist primarily of exchange-traded financial instruments, gas stored underground that has been designated as the hedged item in a fair value hedge and our available-for-sale securities. The Level 1 measurements for investments in our Master Trust, Supplemental Executive Benefit Plan and postretirement benefit plan consist primarily of exchange-traded financial instruments.

Level 2 — Represents pricing inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset or liability as of the reporting date. These inputs are derived principally from, or corroborated by, observable market data. Our Level 2 measurements primarily consist of non-exchange-traded financial instruments, such as over-the-counter options and swaps and municipal and corporate bonds where market data for pricing is observable. The Level 2 measurements for investments in our Master Trust, Supplemental Executive Benefit Plan and postretirement benefit plan consist primarily of non-exchange traded financial instruments such as common collective trusts and investments in limited partnerships.

Level 3 — Represents generally unobservable pricing inputs which are developed based on the best information available, including our own internal data, in situations where there is little if any market activity for the asset or liability at the measurement date. The pricing inputs utilized reflect what a market participant would use to determine fair value. As of September 30, 2012 our Master Trust owned one real estate investment that qualifies as a Level 3 fair value measurement. Currently, we have no other assets or liabilities recorded at fair value that would qualify for Level 3 reporting.

Pension and other postretirement plans — Pension and other postretirement plan costs and liabilities are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, assumed discount rates and current demographic and actuarial mortality data. Our measurement date is September 30. The assumed discount rate and the expected return are the assumptions that generally have the most significant impact on our pension costs and liabilities. The assumed discount rate, the assumed health care cost trend rate and assumed rates of retirement generally have the most significant impact on our postretirement plan costs and liabilities.

The discount rate is utilized principally in calculating the actuarial present value of our pension and postretirement obligation and net pension and postretirement cost. When establishing our discount rate, we consider high quality corporate bond rates based on bonds available in the marketplace that are suitable for settling the obligations, changes in those rates from the prior year and the implied discount rate that is derived from matching our projected benefit disbursements with currently available high quality corporate bonds.

The expected long-term rate of return on assets is utilized in calculating the expected return on plan assets component of the annual pension and postretirement plan cost. We estimate the expected return on plan assets by evaluating expected bond returns, equity risk premiums, asset allocations, the effects of active plan management, the impact of periodic plan asset rebalancing and historical performance. We also consider the guidance from our investment advisors in making a final determination of our expected rate of return on assets. To the extent the actual rate of return on assets realized over the course of a year is greater than or less than the assumed rate, that year's annual pension or postretirement plan cost is not affected. Rather, this gain or loss reduces or increases future pension or postretirement plan costs over a period of approximately ten to twelve years.

The market-related value of our plan assets represents the fair market value of the plan assets, adjusted to smooth out short-term market fluctuations over a five-year period. The use of this calculation will delay the impact of current market fluctuations on the pension expense for the period.

We estimate the assumed health care cost trend rate used in determining our annual postretirement net cost based upon our actual health care cost experience, the effects of recently enacted legislation and general economic conditions. Our assumed rate of retirement is estimated based upon the annual review of our participant census information as of the measurement date.

Income taxes — Income taxes are provided based on the liability method, which results in income tax assets and liabilities arising from temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The liability method requires the effect of tax rate changes on current and accumulated deferred income taxes to be reflected in the period in which the rate change was enacted. The liability method also requires that deferred tax assets be reduced by a valuation allowance unless it is more likely than not that the assets will be realized.

The Company may recognize the tax benefit from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities. We recognize accrued interest related to unrecognized tax benefits as a component of interest expense. We recognize penalties related to unrecognized tax benefits as a component of miscellaneous income (expense) in accordance with regulatory requirements.

Stock-based compensation plans — We maintain the 1998 Long-Term Incentive Plan that provides for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, bonus stock, time-lapse restricted stock, performance-based restricted stock units and stock units to officers, division presidents and other key employees. Non-employee directors are also eligible to receive stock-based compensation under the 1998 Long-Term Incentive Plan. The objectives of this plan include attracting and retaining the best personnel, providing for additional performance incentives and promoting our success by providing employees with the opportunity to acquire our common stock.

Accumulated other comprehensive loss — Accumulated other comprehensive loss, net of tax, as of September 30, 2012 and 2011, consisted of the following unrealized gains (losses):

	September 30	
	2012	2011
	(In thousands)	
Unrealized holding gains on investments	$ 5,661	$ 2,558
Treasury lock agreements	(44,273)	(34,157)
Cash flow hedges	(8,995)	(16,861)
	$(47,607)	$(48,460)

Contingencies — In the normal course of business, we are confronted with issues or events that may result in a contingent liability. These generally relate to lawsuits, claims made by third parties or the action of various regulatory agencies. For such matters, we record liabilities when they are considered probable and reasonably estimable, based on currently available facts and our estimates of the ultimate outcome or resolution of the liability in the future. Actual results may differ from estimates, depending on actual outcomes or changes in the facts or expectations surrounding each potential exposure.

Subsequent events — We have evaluated subsequent events from the September 30, 2012 balance sheet date through the date these financial statements were filed with the Securities and Exchange Commission. Except as disclosed in Note 4, no events occurred subsequent to the balance sheet date that would require recognition or disclosure in the financial statements.

Recent accounting pronouncements — During the year ended September 30, 2012, three new accounting standards were announced that will become applicable to the Company in future periods. The first standard requires enhanced disclosure of offsetting arrangements for financial instruments and will become effective for annual periods beginning after January 1, 2013 and for interim periods within those annual periods. The second standard indefinitely defers the effective date for new presentation requirements related to reclassifications of items from accumulated other comprehensive income, which were scheduled to be effective for interim and annual periods beginning after December 15, 2011. The third standard allows companies to apply qualitative impairment tests to indefinite-lived intangibles if certain criteria are met and is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of these standards should not have an impact on our financial position, results of operations or cash flows. There were no other significant changes to our accounting policies during the year ended September 30, 2012.

3. Goodwill

The following presents our goodwill balance allocated by segment and changes in the balance for the fiscal year ended September 30, 2012:

	Natural Gas Distribution	Regulated Transmission and Storage	Nonregulated	Total
		(In thousands)		
Balance as of September 30, 2011	$572,908	$132,381	$34,711	$740,000
Deferred tax adjustments on prior acquisitions[1]	642	41	—	683
Balance as of September 30, 2012	$573,550	$132,422	$34,711	$740,683

(1) During the preparation of the fiscal 2012 tax provision, we adjusted certain deferred taxes recorded in connection with acquisitions completed in fiscal 2001 and fiscal 2004, which resulted in an increase to goodwill and net deferred tax liabilities of $0.7 million.

4. Financial Instruments

We use financial instruments to mitigate commodity price risk and interest rate risk. The objectives and strategies for using financial instruments have been tailored to our regulated and nonregulated businesses. Currently, we utilize financial instruments in our natural gas distribution and nonregulated segments. We currently do not manage commodity price risk with financial instruments in our regulated transmission and storage segment.

Our financial instruments do not contain any credit-risk-related or other contingent features that could cause accelerated payments when our financial instruments are in net liability positions.

As discussed in Note 2, we report our financial instruments as risk management assets and liabilities, each of which is classified as current or noncurrent based upon the anticipated settlement date of the underlying financial instrument. The following table shows the fair values of our risk management assets and liabilities by segment at September 30, 2012 and 2011:

	Natural Gas Distribution	Nonregulated	Total
		(In thousands)	
September 30, 2012[3]			
Assets from risk management activities, current[1]	$ 6,934	$ 17,773	$ 24,707
Assets from risk management activities, noncurrent	2,283	—	2,283
Liabilities from risk management activities, current[1]	(85,366)	(15)	(85,381)
Liabilities from risk management activities, noncurrent	—	(9,206)	(9,206)
Net assets (liabilities)	$(76,149)	$ 8,552	$(67,597)
September 30, 2011[4]			
Assets from risk management activities, current[2]	$ 843	$ 17,501	$ 18,344
Assets from risk management activities, noncurrent	998	—	998
Liabilities from risk management activities, current[2]	(11,916)	(3,537)	(15,453)
Liabilities from risk management activities, noncurrent	(67,862)	(10,227)	(78,089)
Net assets (liabilities)	$(77,937)	$ 3,737	$(74,200)

(1) Includes $23.7 million of cash held on deposit to collateralize certain financial instruments. Of this amount, $5.9 million was used to offset current risk management liabilities under master netting arrangements and the remaining $17.8 million is classified as current risk management assets.

(2) Includes $28.8 million of cash held on deposit to collateralize certain financial instruments. Of this amount, $12.4 million was used to offset current risk management liabilities under master netting arrangements and the remaining $16.4 million is classified as current risk management assets.

(3) The September 30, 2012 amounts are presented net of assets and liabilities held for sale in conjunction with the sale of our Georgia operations. At September 30, 2012, assets and liabilities held for sale included $0.1 million of current assets from risk management activities and $0.3 million of current liabilities from risk management activities.

(4) The September 30, 2011 amounts are presented net of assets and liabilities held for sale in conjunction with the sale of our Iowa, Illinois and Missouri operations. At September 30, 2011, assets and liabilities held for sale included $1.3 million of current liabilities from risk management activities.

Regulated Commodity Risk Management Activities

Although our purchased gas cost adjustment mechanisms essentially insulate our natural gas distribution segment from commodity price risk, our customers are exposed to the effects of volatile natural gas prices. We manage this exposure through a combination of physical storage, fixed-price forward contracts and financial instruments, primarily over-the-counter swap and option contracts, in an effort to minimize the impact of natural gas price volatility on our customers during the winter heating season.

Our natural gas distribution gas supply department is responsible for executing this segment's commodity risk management activities in conformity with regulatory requirements. In jurisdictions where we are permitted to mitigate commodity price risk through financial instruments, the relevant regulatory authorities may establish the level of heating season gas purchases that can be hedged. Historically, if the regulatory authority does not establish this level, we seek to hedge between 25 and 50 percent of anticipated heating season gas purchases using financial instruments. For the 2011-2012 heating season (generally October through March), in the jurisdictions where we are permitted to utilize financial instruments, we hedged approximately 25 percent, or 25.7 Bcf of the winter flowing gas requirements at a weighted average cost of approximately $4.78 per Mcf. We have not designated these financial instruments as hedges.

Nonregulated Commodity Risk Management Activities

In our nonregulated operations, we aggregate and purchase gas supply, arrange transportation and/or storage logistics and ultimately deliver gas to our customers at competitive prices. To provide these services, we utilize proprietary and customer-owned transportation and storage assets to provide the various services our customers request. In an effort to offset the demand fees paid to contract for storage capacity and to maximize the value of this capacity, AEH sells financial instruments to earn a gross profit margin through the arbitrage of pricing differences in various locations and by recognizing pricing differences that occur over time.

As a result of these activities, our nonregulated segment is exposed to risks associated with changes in the market price of natural gas. We manage our exposure to such risks through a combination of physical storage and financial instruments, including futures, over-the-counter and exchange-traded options and swap contracts with counterparties. Future contracts provide the right to buy or sell the commodity at a fixed price in the future. Option contracts provide the right, but not the requirement, to buy or sell the commodity at a fixed price. Swap contracts require receipt of payment for the commodity based on the difference between a fixed price and the market price on the settlement date.

We use financial instruments, designated as cash flow hedges of anticipated purchases and sales at index prices, to mitigate the commodity price risk in our nonregulated operations associated with deliveries under fixed-priced forward contracts to deliver gas to customers. These financial instruments have maturity dates ranging from one to 63 months. We use financial instruments, designated as fair value hedges, to hedge our natural gas inventory used in our asset optimization activities in our nonregulated segment.

Also, in our nonregulated operations, we use storage swaps and futures to capture additional storage arbitrage opportunities that arise subsequent to the execution of the original fair value hedge associated with our physical natural gas inventory, basis swaps to insulate and protect the economic value of our fixed price and storage books and various over-the-counter and exchange-traded options. These financial instruments have not been designated as hedges.

Our nonregulated risk management activities are controlled through various risk management policies and procedures. Our Audit Committee has oversight responsibility for our nonregulated risk management limits and policies. A risk committee, comprised of corporate and business unit officers, is responsible for establishing and enforcing our nonregulated risk management policies and procedures.

Under our risk management policies, we seek to match our financial instrument positions to our physical storage positions as well as our expected current and future sales and purchase obligations in order to maintain no open positions at the end of each trading day. The determination of our net open position as of any day, however, requires us to make assumptions as to future circumstances, including the use of gas by our customers in relation to our anticipated storage and market positions. Because the price risk associated with any net open position at the end of each day may increase if the assumptions are not realized, we review these assumptions as part of our daily monitoring activities. Our operations can also be affected by intraday fluctuations of gas prices, since the price of natural gas purchased or sold for future delivery earlier in the day may not be hedged until later in the day. At times, limited net open positions related to our existing and anticipated commitments may occur. At the close of business on September 30, 2012, our nonregulated segment had net open positions (including existing storage and related financial contracts) of 0.4 Bcf.

Interest Rate Risk Management Activities

We have periodically managed interest rate risk by entering into financial instruments to fix the Treasury yield component of the interest cost associated with anticipated financings. Prior to fiscal 2012, we used Treasury locks to mitigate interest rate risk; however, in the fourth quarter of fiscal 2012 we started utilizing interest rate swaps and forward starting interest rate swaps to manage this risk.

In August 2012, we redeemed $250 million of senior notes originally maturing on January 15, 2013 through the issuance of commercial paper. On September 27, 2012, we entered into a $260 million short-term financing facility to repay the commercial paper borrowings utilized to redeem the notes. The short-term facility is expected to be repaid with the proceeds received from the issuance of $350 million 30-year unsecured notes anticipated to occur in January 2013. In August 2011, we entered into three Treasury lock agreements to fix the Treasury yield component of the interest cost associated with the anticipated issuances of these senior notes. We designated all of these Treasury locks as cash flow hedges.

In the fourth quarter of fiscal 2012 we entered into an interest rate swap to fix the LIBOR component of our $260 million short-term financing facility through December 27, 2012. Due to the short-term nature of the swap and the related financing facility we did not designate the interest rate swap as a hedge. Gains and losses associated with the swap are reported as a component of interest expense.

In October 2012, we entered into forward starting interest rate swaps to fix the Treasury yield component associated with the anticipated issuance of $500 million and $250 million unsecured senior notes in fiscal 2015 and fiscal 2017, which we designated as cash flow hedges at the time the agreements were executed. Accordingly, unrealized gains and losses associated with the forward starting interest rate swaps will be recorded as a component of accumulated other comprehensive income (loss). When the forward starting interest rate swaps settle, the realized gain or loss will be recorded as a component of accumulated other comprehensive income (loss) and recognized as a component of interest expense over the life of the related financing arrangement. Hedge ineffectiveness to the extent incurred will be reported as a component of interest expense.

In September 2010, we entered into three Treasury lock agreements to fix the Treasury yield component of the interest cost associated with $300 million of a total $400 million of senior notes that were issued in June 2011. We designated these Treasury locks as cash flow hedges. The Treasury locks were settled on June 7, 2011 with the receipt of $20.1 million from the counterparties due to an increase in the 30-year Treasury lock rates between inception of the Treasury locks and settlement. Because the Treasury locks were effective, the net $12.6 million unrealized gain was recorded as a component of accumulated other comprehensive income and is being recognized as a component of interest expense over the 30-year life of the senior notes.

Additionally, our original fiscal 2011 financing plans included the issuance of $250 million of 30-year unsecured notes in November 2011 to fund our capital expenditure program. In September 2010, we entered into two Treasury lock agreements to fix the Treasury yield component of the interest cost associated with the anticipated issuance of these senior notes, which were designated as cash flow hedges. Due primarily to stronger than anticipated cash flows primarily resulting from the extension of the Bush tax cuts that allow the continued use of bonus depreciation on qualifying expenditures through December 31, 2011, the need to issue $250 million of debt in November was eliminated and the related Treasury lock agreements were unwound in March 2011. As a result of unwinding these Treasury locks, we recognized a pre-tax cash gain of $27.8 million during the second quarter of fiscal 2011.

In prior years, we entered into several Treasury lock agreements to fix the Treasury yield component of the interest cost of financing for various issuances of long-term debt and senior notes. The gains and losses realized upon settlement of these Treasury locks were recorded as a component of accumulated other comprehensive income (loss) when they were settled and are being recognized as a component of interest expense over the life of the associated notes from the date of settlement. The remaining amortization periods for the settled Treasury locks extends through fiscal 2041.

Quantitative Disclosures Related to Financial Instruments

The following tables present detailed information concerning the impact of financial instruments on our consolidated balance sheet and income statements.

As of September 30, 2012, our financial instruments were comprised of both long and short commodity positions. A long position is a contract to purchase the commodity, while a short position is a contract to sell the commodity. As of September 30, 2012, we had net long/(short) commodity contracts outstanding in the following quantities:

Contract Type	Hedge Designation	Natural Gas Distribution	Nonregulated
		Quantity (MMcf)	
Commodity contracts	Fair Value	—	(22,650)
	Cash Flow	—	35,300
	Not designated	24,185	49,155
		24,185	61,805

Financial Instruments on the Balance Sheet

The following tables present the fair value and balance sheet classification of our financial instruments by operating segment as of September 30, 2012 and 2011. As required by authoritative accounting literature, the fair value amounts below are presented on a gross basis and do not reflect the netting of asset and liability positions permitted under the terms of our master netting arrangements. Further, the amounts below do not include $23.7 million and $28.8 million of cash held on deposit in margin accounts as of September 30, 2012 and 2011 to collateralize certain financial instruments. Therefore, these gross balances are not indicative of either our actual credit exposure or net economic exposure. Additionally, the amounts below will not be equal to the amounts presented on our consolidated balance sheet, nor will they be equal to the fair value information presented for our financial instruments in Note 5.

	Balance Sheet Location	Natural Gas Distribution	Nonregulated	Total
			(In thousands)	
September 30, 2012				
Designated As Hedges:				
Asset Financial Instruments				
Current commodity contracts	Other current assets	$ —	$ 19,301	$ 19,301
Noncurrent commodity contracts	Deferred charges and other assets	—	1,923	1,923
Liability Financial Instruments				
Current commodity contracts	Other current liabilities	(85,040)	(23,787)	(108,827)
Noncurrent commodity contracts	Deferred credits and other liabilities	—	(4,999)	(4,999)
Total		(85,040)	(7,562)	(92,602)
Not Designated As Hedges:				
Asset Financial Instruments				
Current commodity contracts	Other current assets(1)	7,082	98,393	105,475
Noncurrent commodity contracts	Deferred charges and other assets	2,283	60,932	63,215
Liability Financial Instruments				
Current commodity contracts	Other current liabilities(2)	(585)	(99,824)	(100,409)
Noncurrent commodity contracts	Deferred credits and other liabilities	—	(67,062)	(67,062)
Total		8,780	(7,561)	1,219
Total Financial Instruments		$(76,260)	$(15,123)	$ (91,383)

(1) Other current assets not designated as hedges in our natural gas distribution segment include $0.1 million related to risk management assets that were classified as assets held for sale at September 30, 2012.

(2) Other current liabilities not designated as hedges in our natural gas distribution segment include $0.3 million related to risk management liabilities that were classified as assets held for sale at September 30, 2012.

	Balance Sheet Location	Natural Gas Distribution	Nonregulated	Total
			(In thousands)	
September 30, 2011				
Designated As Hedges:				
Asset Financial Instruments				
Current commodity contracts	Other current assets	$ —	$ 22,396	$ 22,396
Noncurrent commodity contracts	Deferred charges and other assets	—	174	174
Liability Financial Instruments				
Current commodity contracts	Other current liabilities	—	(31,064)	(31,064)
Noncurrent commodity contracts	Deferred credits and other liabilities	(67,527)	(7,709)	(75,236)
Total		(67,527)	(16,203)	(83,730)
Not Designated As Hedges:				
Asset Financial Instruments				
Current commodity contracts	Other current assets	843	67,710	68,553
Noncurrent commodity contracts	Deferred charges and other assets	998	22,379	23,377
Liability Financial Instruments				
Current commodity contracts	Other current liabilities[(1)]	(13,256)	(73,865)	(87,121)
Noncurrent commodity contracts	Deferred credits and other liabilities	(335)	(25,071)	(25,406)
Total		(11,750)	(8,847)	(20,597)
Total Financial Instruments		$(79,277)	$(25,050)	$(104,327)

(1) Other current liabilities not designated as hedges in our natural gas distribution segment include $1.3 million related to risk management liabilities that were classified as assets held for sale at September 30, 2011.

Impact of Financial Instruments on the Income Statement

Hedge ineffectiveness for our nonregulated segment is recorded as a component of unrealized gross profit and primarily results from differences in the location and timing of the derivative instrument and the hedged item. Hedge ineffectiveness could materially affect our results of operations for the reported period. For the years ended September 30, 2012, 2011 and 2010, we recognized a gain arising from fair value and cash flow hedge ineffectiveness of $23.1 million, $24.8 million and $51.8 million. Additional information regarding ineffectiveness recognized in the income statement is included in the tables below.

Fair Value Hedges

The impact of our nonregulated commodity contracts designated as fair value hedges and the related hedged item on our consolidated income statement for the years ended September 30, 2012, 2011 and 2010 is presented below.

	Fiscal Year Ended September 30		
	2012	2011	2010
	(In thousands)		
Commodity contracts	$30,266	$16,552	$34,650
Fair value adjustment for natural gas inventory designated as the hedged item	(5,797)	9,824	19,867
Total impact on purchased gas cost	$24,469	$26,376	$54,517
The impact on purchased gas cost is comprised of the following:			
Basis ineffectiveness	$ 1,170	$ 803	$ (1,272)
Timing ineffectiveness	23,299	25,573	55,789
	$24,469	$26,376	$54,517

Basis ineffectiveness arises from natural gas market price differences between the locations of the hedged inventory and the delivery location specified in the hedge instruments. Timing ineffectiveness arises due to changes in the difference between the spot price and the futures price, as well as the difference between the timing of the settlement of the futures and the valuation of the underlying physical commodity. As the commodity contract nears the settlement date, spot-to-forward price differences should converge, which should reduce or eliminate the impact of this ineffectiveness on purchased gas cost.

To the extent that the Company's natural gas inventory does not qualify as a hedged item in a fair-value hedge, or has not been designated as such, the natural gas inventory is valued at the lower of cost or market. During the year ended September 30, 2012, we recorded a $1.7 million charge to write down nonqualifying natural gas inventory to market. We did not record a writedown for nonqualifying natural gas inventory for the years ended September 30, 2011 and 2010.

Cash Flow Hedges

The impact of cash flow hedges on our consolidated income statements for the years ended September 30, 2012, 2011 and 2010 is presented below. Note that this presentation does not reflect the financial impact arising from the hedged physical transaction. Therefore, this presentation is not indicative of the economic gross profit we realized when the underlying physical and financial transactions were settled.

	Fiscal Year Ended September 30, 2012			
	Natural Gas Distribution	Regulated Transmission and Storage	Nonregulated	Consolidated
	(In thousands)			
Loss reclassified from AOCI into purchased gas cost for effective portion of commodity contracts	$ —	$—	$(62,678)	$(62,678)
Loss arising from ineffective portion of commodity contracts	—	—	(1,369)	(1,369)
Total impact on purchased gas cost	—	—	(64,047)	(64,047)
Net loss on settled Treasury lock agreements reclassified from AOCI into interest expense	(2,009)	—	—	(2,009)
Total impact from cash flow hedges	$(2,009)	$—	$(64,047)	$(66,056)

	Fiscal Year Ended September 30, 2011			
	Natural Gas Distribution	Regulated Transmission and Storage	Nonregulated	Consolidated
	(In thousands)			
Loss reclassified from AOCI into purchased gas cost for effective portion of commodity contracts	$ —	$ —	$(28,430)	$(28,430)
Loss arising from ineffective portion of commodity contracts	—	—	(1,585)	(1,585)
Total impact on purchased gas cost	—	—	(30,015)	(30,015)
Net loss on settled Treasury lock agreements reclassified from AOCI into interest expense	(2,455)	—	—	(2,455)
Gain on unwinding of Treasury lock reclassified from AOCI into miscellaneous income	21,803	6,000	—	27,803
Total impact from cash flow hedges	$19,348	$6,000	$(30,015)	$ (4,667)

	Fiscal Year Ended September 30, 2010			
	Natural Gas Distribution	Regulated Transmission and Storage	Nonregulated	Consolidated
	(In thousands)			
Loss reclassified from AOCI into purchased gas cost for effective portion of commodity contracts	$ —	$—	$(44,809)	$(44,809)
Loss arising from ineffective portion of commodity contracts	—	—	(2,717)	(2,717)
Total impact on purchased gas cost	—	—	(47,526)	(47,526)
Net loss on settled Treasury lock agreements reclassified from AOCI into interest expense	(2,678)	—	—	(2,678)
Total impact from cash flow hedges	$(2,678)	$—	$(47,526)	$(50,204)

The following table summarizes the gains and losses arising from hedging transactions that were recognized as a component of other comprehensive income (loss), net of taxes, for the years ended September 30, 2012 and 2011. The amounts included in the table below exclude gains and losses arising from ineffectiveness because these amounts are immediately recognized in the income statement as incurred.

	Fiscal Year Ended September 30	
	2012	2011
	(In thousands)	
Decrease in fair value:		
Treasury lock agreements	$(11,458)	$(12,720)
Forward commodity contracts	(30,366)	(12,096)
Recognition of (gains) losses in earnings due to settlements:		
Treasury lock agreements	1,342	(15,969)
Forward commodity contracts	38,232	17,344
Total other comprehensive loss from hedging, net of tax(1)	$ (2,250)	$(23,441)

(1) Utilizing an income tax rate ranging from approximately 37 percent to 39 percent based on the effective rates in each taxing jurisdiction.

Deferred gains (losses) recorded in AOCI associated with our Treasury lock agreements are recognized in earnings as they are amortized, while deferred losses associated with commodity contracts are recognized in earnings upon settlement. The following amounts, net of deferred taxes, represent the expected recognition in earnings of the deferred gains (losses) recorded in AOCI associated with our financial instruments, based upon the fair values of these financial instruments as of September 30, 2012. However, the table below does not include the expected recognition in earnings of the Treasury lock agreements entered into in August 2011 as those financial instruments have not yet settled.

	Treasury Lock Agreements	Commodity Contracts	Total
		(In thousands)	
2013	$ (1,276)	$(7,171)	$ (8,447)
2014	(1,276)	(1,908)	(3,184)
2015	606	10	616
2016	776	46	822
2017	675	28	703
Thereafter	10,222	—	10,222
Total[(1)]	$ 9,727	$(8,995)	$ 732

(1) Utilizing an income tax rate ranging from approximately 37 percent to 39 percent based on the effective rates in each taxing jurisdiction.

Financial Instruments Not Designated as Hedges

The impact of financial instruments that have not been designated as hedges on our consolidated income statements for the years ended September 30, 2012, 2011 and 2010 was an increase (decrease) in revenue of $(2.5) million, $(1.4) million and $15.4 million. Note that this presentation does not reflect the expected gains or losses arising from the underlying physical transactions associated with these financial instruments. Therefore, this presentation is not indicative of the economic gross profit we realized when the underlying physical and financial transactions were settled.

As discussed above, financial instruments used in our natural gas distribution segment are not designated as hedges. However, there is no earnings impact on our natural gas distribution segment as a result of the use of these financial instruments because the gains and losses arising from the use of these financial instruments are recognized in the consolidated statement of income as a component of purchased gas cost when the related costs are recovered through our rates and recognized in revenue. Accordingly, the impact of these financial instruments is excluded from this presentation.

5. Fair Value Measurements

We report certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We record cash and cash equivalents, accounts receivable and accounts payable at carrying value, which substantially approximates fair value due to the short-term nature of these assets and liabilities. For other financial assets and liabilities, we primarily use quoted market prices and other observable market pricing information to minimize the use of unobservable pricing inputs in our measurements when determining fair value. The methods used to determine fair value for our assets and liabilities are fully described in Note 2.

Fair value measurements also apply to the valuation of our pension and post-retirement plan assets. The fair value of these assets is presented in Note 9.

Quantitative Disclosures

Financial Instruments

The classification of our fair value measurements requires judgment regarding the degree to which market data are observable or corroborated by observable market data. The following tables summarize, by level within the fair value hierarchy, our assets and liabilities that were accounted for at fair value on a recurring basis as of September 30, 2012 and 2011. As required under authoritative accounting literature, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)[2]	Significant Other Unobservable Inputs (Level 3)	Netting and Cash Collateral[3]	September 30, 2012
			(In thousands)		
Assets:					
Financial instruments					
Natural gas distribution segment	$ —	$ 9,365	$ —	$ —	$ 9,365
Nonregulated segment[1]	714	179,835	—	(162,776)	17,773
Total financial instruments	714	189,200	—	(162,776)	27,138
Hedged portion of gas stored underground	67,192	—	—	—	67,192
Available-for-sale securities					
Money market funds	—	1,634	—	—	1,634
Registered investment companies	40,212	—	—	—	40,212
Bonds	—	22,552	—	—	22,552
Total available-for-sale securities	40,212	24,186	—	—	64,398
Total assets	$108,118	$213,386	$ —	$(162,776)	$158,728
Liabilities:					
Financial instruments					
Natural gas distribution segment	$ —	$ 85,625	$ —	$ —	$ 85,625
Nonregulated segment[1]	4,563	191,109	—	(186,451)	9,221
Total liabilities	$ 4,563	$276,734	$ —	$(186,451)	$ 94,846

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)[2]	Significant Other Unobservable Inputs (Level 3)	Netting and Cash Collateral[4]	September 30, 2011
			(In thousands)		
Assets:					
Financial instruments					
Natural gas distribution segment	$ —	$ 1,841	$ —	$ —	$ 1,841
Nonregulated segment[1]	8,502	104,156	—	(95,156)	17,502
Total financial instruments	8,502	105,997	—	(95,156)	19,343
Hedged portion of gas stored underground	47,940	—	—	—	47,940
Available-for-sale securities					
Money market funds	—	1,823	—	—	1,823
Registered investment companies	36,444	—	—	—	36,444
Bonds	—	14,366	—	—	14,366
Total available-for-sale securities	36,444	16,189	—	—	52,633
Total assets	$92,886	$122,186	$ —	$ (95,156)	$119,916
Liabilities:					
Financial instruments					
Natural gas distribution segment	$ —	$ 81,118	$ —	$ —	$ 81,118
Nonregulated segment[1]	9,324	128,384	—	(123,943)	13,765
Total liabilities	$ 9,324	$209,502	$ —	$(123,943)	$ 94,883

(1) Certain of the nonregulated segment's financial instruments were reclassified from Level 1 to Level 2 upon further evaluation.

(2) Our Level 2 measurements consist of over-the-counter options and swaps, which are valued using a market-based approach in which observable market prices are adjusted for criteria specific to each instrument, such as the strike price, notional amount or basis differences, municipal and corporate bonds, which are valued based on the most recent available quoted market prices and money market funds which are valued at cost.

(3) This column reflects adjustments to our gross financial instrument assets and liabilities to reflect netting permitted under our master netting agreements and the relevant authoritative accounting literature. In addition, as of September 30, 2012 we had $23.7 million of cash held in margin accounts to collateralize certain financial instruments. Of this amount, $5.9 million was used to offset current risk management liabilities under master netting agreements and the remaining $17.8 million is classified as current risk management assets.

(4) This column reflects adjustments to our gross financial instrument assets and liabilities to reflect netting permitted under our master netting agreements and the relevant authoritative accounting literature. In addition, as of September 30, 2011 we had $28.8 million of cash held in margin accounts to collateralize certain financial instruments. Of this amount, $12.4 million was used to offset current risk management liabilities under master netting agreements and the remaining $16.4 million is classified as current risk management assets.

Available-for-sale securities are comprised of the following:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
		(In thousands)		
As of September 30, 2012:				
Domestic equity mutual funds	$25,779	$8,183	$ —	$33,962
Foreign equity mutual funds	5,568	682	—	6,250
Bonds	22,358	196	(2)	22,552
Money market funds	1,634	—	—	1,634
	$55,339	$9,061	$ (2)	$64,398
As of September 30, 2011:				
Domestic equity mutual funds	$27,748	$4,074	$ —	$31,822
Foreign equity mutual funds	4,597	267	(242)	4,622
Bonds	14,390	10	(34)	14,366
Money market funds	1,823	—	—	1,823
	$48,558	$4,351	$(276)	$52,633

At September 30, 2012 and 2011, our available-for-sale securities included $41.8 million and $38.3 million related to assets held in separate rabbi trusts for our supplemental executive benefit plans as discussed in Note 9. At September 30, 2012 we maintained investments in bonds that have contractual maturity dates ranging from October 2012 through July 2016.

Other Fair Value Measures

In addition to the financial instruments above, we have several financial and nonfinancial assets and liabilities subject to fair value measures. These financial assets and liabilities include cash and cash equivalents, accounts receivable, accounts payable and debt. The nonfinancial assets and liabilities include asset retirement obligations and pension and post-retirement plan assets. We record cash and cash equivalents, accounts receivable, accounts payable and debt at carrying value. For cash and cash equivalents, accounts receivable and accounts payable, we consider carrying value to materially approximate fair value due to the short-term nature of these assets and liabilities.

Atmos Gathering Company (AGC) owns and operates the Park City and Shrewsbury gathering systems in Kentucky. The Park City gathering system consists of a 23-mile low pressure pipeline and a nitrogen removal unit that was constructed in 2008. The Shrewsbury production, gathering and processing assets were acquired in 2008 at which time we sold the production assets to a third party. As a result of the sale of the production assets, we obtained a 10-year production payment note under which we were to be paid from future production generated from the assets.

As discussed in Note 13, AGC is involved in an ongoing lawsuit with the Park City gathering system. Due to the lawsuit and a low natural gas price environment, the assets have generated operating losses. As a result of these developments, in fiscal 2011, we performed an impairment assessment of these assets and determined the assets to be impaired at which time we recorded a pre-tax noncash impairment loss of approximately $11 million. Due to developments in the fourth quarter of fiscal 2012, including further operating losses as a result of the lawsuit and management's decision to focus our nonregulated operations on delivered gas and transportation services, we performed an impairment assessment of these assets and determined the assets to be impaired. We reduced the carrying value of the assets to their estimated fair value of approximately $0.5 million and recorded a pre-tax noncash impairment loss of approximately $5.3 million. We used a combination of a market and income approach in a weighted average discounted cash flow analysis that included significant inputs such as our weighted average cost of capital and assumptions regarding future natural gas prices. This is a Level 3 fair value measurement because the inputs used are unobservable. Based on this analysis, we determined the assets to be impaired.

In February 2008, Atmos Pipeline and Storage, LLC, a subsidiary of AEH, announced plans to construct and operate a salt-cavern storage project in Franklin Parish, Louisiana. In March 2010, we entered into an option and acquisition agreement with a third party, which provided the third party with the exclusive option to develop the proposed Fort Necessity salt-dome natural gas storage project. In July 2010, we agreed with the third party to extend the option period to March 2011. In January 2011, the third party developer notified us that it did not plan to commence the activities required to allow it to exercise the option by March 2011; accordingly, the option was terminated. We evaluated our strategic alternatives and concluded the project's returns did not meet our investment objectives. Accordingly, in March 2011, we recorded a $19.3 million pre-tax noncash impairment loss to write off substantially all of our investment in the project.

Our debt is recorded at carrying value. The fair value of our debt is determined using third party market value quotations, which are considered Level 1 fair value measurements for debt instruments with a recent, observable trade or Level 2 fair value measurements for debt instruments where fair value is determined using the most recent available quoted market price. The following table presents the carrying value and fair value of our debt as of September 30, 2012:

	September 30, 2012
	(In thousands)
Carrying Amount	$1,960,131
Fair Value	$2,426,434

6. Discontinued Operations

On August 1, 2012, we completed the sale of substantially all of our natural gas distribution assets located in Missouri, Illinois and Iowa to Liberty Energy (Midstates) Corp., an affiliate of Algonquin Power & Utilities Corp. for a cash price of approximately $128 million, pursuant to an asset purchase agreement executed on May 12, 2011. In connection with the sale, we recognized a pre-tax gain of approximately $9.9 million.

On August 8, 2012, we entered into a definitive agreement to sell substantially all of our natural gas distribution assets located in Georgia to Liberty Energy (Georgia) Corp., an affiliate of Algonquin Power & Utilities Corp. for a cash price of approximately $141 million. The agreement contains terms and conditions customary for transactions of this type, including typical adjustments to the purchase price at closing, if applicable. The closing of the transaction is subject to the satisfaction of customary conditions including the receipt of applicable regulatory approvals, which we currently anticipate will occur in late fiscal 2013.

As required under generally accepted accounting principles, the operating results of our Georgia, Missouri, Illinois and Iowa operations have been aggregated and reported on the consolidated statements of income as income from discontinued operations, net of income tax. Expenses related to general corporate overhead and interest expense allocated to their operations are not included in discontinued operations.

The tables below set forth selected financial and operational information related to net assets and operating results related to discontinued operations.

The following table presents statement of income data related to discontinued operations in our Georgia, Missouri, Illinois and Iowa service areas.

	Year Ended September 30		
	2012	2011	2010
		(In thousands)	
Operating revenues	$114,703	$141,227	$128,630
Purchased gas cost	62,902	83,537	77,825
Gross profit	51,801	57,690	50,805
Operating expenses	24,174	27,362	25,202
Operating income	27,627	30,328	25,603
Other nonoperating income (expense)	611	57	(31)
Income from discontinued operations before income taxes	28,238	30,385	25,572
Income tax expense	10,066	12,372	9,584
Income from discontinued operations	18,172	18,013	15,988
Gain on sale of discontinued operations, net of tax	6,349	—	—
Net income from discontinued operations	$ 24,521	$ 18,013	$ 15,988

The following table presents balance sheet data related to assets held for sale. At September 30, 2012 assets held for sale include assets and liabilities associated with our Georgia operations. At September 30, 2011 assets held for sale include assets and liabilities associated with our Missouri, Iowa and Illinois operations. On August 1, 2012 we completed the sale of our Missouri, Iowa and Illinois operations.

	September 30, 2012	September 30, 2011
	(In thousands)	
Net plant, property & equipment	$142,865	$127,577
Gas stored underground	4,688	11,931
Other current assets	6,931	786
Deferred charges and other assets	87	277
Assets held for sale	$154,571	$140,571
Accounts payable and accrued liabilities	$ 2,114	$ 1,917
Other current liabilities	3,776	4,877
Regulatory cost of removal	3,257	10,498
Deferred credits and other liabilities	2,426	1,153
Liabilities held for sale	$ 11,573	$ 18,445

7. Debt

Long-term debt

Long-term debt at September 30, 2012 and 2011 consisted of the following:

	2012	2011
	(In thousands)	
Unsecured 10% Notes, redeemed December 2011	$ —	$ 2,303
Unsecured 5.125% Senior Notes, redeemed August 2012	—	250,000
Unsecured 4.95% Senior Notes, due 2014	500,000	500,000
Unsecured 6.35% Senior Notes, due 2017	250,000	250,000
Unsecured 8.50% Senior Notes, due 2019	450,000	450,000
Unsecured 5.95% Senior Notes, due 2034	200,000	200,000
Unsecured 5.50% Senior Notes, due 2041	400,000	400,000
Medium term notes		
Series A, 1995-1, 6.67%, due 2025	10,000	10,000
Unsecured 6.75% Debentures, due 2028	150,000	150,000
Rental property term notes due in installments through 2013	131	262
Total long-term debt	1,960,131	2,212,565
Less:		
Original issue discount on unsecured senior notes and debentures	(3,695)	(4,014)
Current maturities	(131)	(2,434)
	$1,956,305	$2,206,117

Our unsecured 10% notes were paid on their maturity date on December 31, 2011 and were not replaced. Our Unsecured 5.125% Senior Notes were scheduled to mature in January 2013. On August 28, 2012 we redeemed these notes with proceeds received through the issuance of commercial paper. On September 27, 2012, we entered into a $260 million short-term financing facility that expires February 1, 2013 to repay the commercial paper borrowings utilized to redeem the notes. The short-term facility is expected to be repaid with the proceeds received through the issuance of $350 million 30-year unsecured senior notes, which are expected to be issued in January 2013. In connection with the redemption, we paid a $4.6 million make-whole premium in accordance with the terms of the indenture and the Senior Notes and accrued interest at the time of redemption. In accordance with regulatory requirements, the premium will be deferred and will be recognized over the life of the new unsecured senior notes expected to be issued in January 2013.

Short-term debt

Our short-term debt is utilized to fund ongoing working capital needs, such as our seasonal requirements for gas supply, general corporate liquidity and capital expenditures. Our short-term borrowing requirements are affected by the seasonal nature of the natural gas business. Changes in the price of natural gas and the amount of natural gas we need to supply our customers' needs could significantly affect our borrowing requirements. Our short-term borrowings typically reach their highest levels in the winter months.

Prior to the fourth quarter of fiscal 2012, we financed our short-term borrowing requirements through a combination of a $750 million commercial paper program and four committed revolving credit facilities with third-party lenders that provided approximately $985 million of working capital funding. On July 25, 2012, we increased the borrowing capacity of our $10 million revolving credit facility to $14 million. As a result of these changes, we have $989 million of working capital funding at September 30, 2012. At September 30, 2012 and 2011, there was $310.9 million and $206.4 million outstanding under our commercial paper program. As of September 30, 2012 our commercial paper had maturities of approximately two months with interest rates of

0.43 percent. We also use intercompany credit facilities to supplement the funding provided by these third-party committed credit facilities. These facilities are described in greater detail below.

Regulated Operations

We fund our regulated operations as needed, primarily through our commercial paper program and three committed revolving credit facilities with third-party lenders that provide approximately $789 million of working capital funding. The first facility is a five-year $750 million unsecured facility, expiring May 2016, that bears interest at a base rate or at a LIBOR-based rate for the applicable interest period, plus a spread ranging from zero percent to two percent, based on the Company's credit ratings. This credit facility serves as a backup liquidity facility for our commercial paper program. This facility has an accordion feature which, if utilized, would increase borrowing capacity to $1.0 billion. At September 30, 2012, there were no borrowings under this facility, but we had $310.9 million of commercial paper outstanding leaving $439.1 million available.

The second facility is a $25 million unsecured facility that bears interest at a daily negotiated rate, generally based on the Federal Funds rate plus a variable margin. At September 30, 2012, there were no borrowings outstanding under this facility.

The third facility is a $14 million committed revolving credit facility used primarily to issue letters of credit that bears interest at a LIBOR-based rate plus 1.5 percent. The borrowing capacity of this facility was increased from $10 million on July 25, 2012. At September 30, 2012, there were no borrowings outstanding under this credit facility; however, letters of credit totaling $11.5 million had been issued under the facility at September 30, 2012, which reduced the amount available by a corresponding amount.

The availability of funds under these credit facilities is subject to conditions specified in the respective credit agreements, all of which we currently satisfy. These conditions include our compliance with financial covenants and the continued accuracy of representations and warranties contained in these agreements. We are required by the financial covenants in each of these facilities to maintain, at the end of each fiscal quarter, a ratio of total debt to total capitalization of no greater than 70 percent. At September 30, 2012, our total-debt-to-total-capitalization ratio, as defined, was 54 percent. In addition, both the interest margin over the Eurodollar rate and the fee that we pay on unused amounts under each of these facilities are subject to adjustment depending upon our credit ratings.

In addition to these third-party facilities, our regulated operations have a $500 million intercompany revolving credit facility with AEH. This facility replaced the former $350 million intercompany facility. This facility bears interest at the lower of (i) the Eurodollar rate under the five-year revolving credit facility or (ii) the lowest rate outstanding under the commercial paper program. Applicable state regulatory commissions have approved our use of this facility through December 31, 2012. There was $211.5 million outstanding under this facility at September 30, 2012.

Nonregulated Operations

Atmos Energy Marketing, LLC (AEM), which is wholly-owned by AEH, has a three-year $200 million committed revolving credit facility with a syndicate of third-party lenders with an accordion feature that could increase AEM's borrowing capacity to $500 million. The credit facility is primarily used to issue letters of credit and, on a less frequent basis, to borrow funds for gas purchases and other working capital needs.

At AEM's option, borrowings made under the credit facility are based on a base rate or an offshore rate, in each case plus an applicable margin. The base rate is a floating rate equal to the higher of: (a) 0.50 percent per annum above the latest Federal Funds rate; (b) the per annum rate of interest established by BNP Paribas from time to time as its "prime rate" or "base rate" for U.S. dollar loans; (c) an offshore rate (based on LIBOR with a three-month interest period) as in effect from time to time; or (d) the "cost of funds" rate which is the cost of funds as reasonably determined by the administrative agent. The offshore rate is a floating rate equal to the higher of (a) an offshore rate based upon LIBOR for the applicable interest period; or (b) a "cost of funds" rate referred to above. In the case of both base rate and offshore rate loans, the applicable margin ranges from 1.875 percent to 2.25 percent per annum, depending on the excess tangible net worth of AEM, as defined in the credit facility. This facility has swing line loan features, which allow AEM to borrow, on a same day basis, an amount ranging from $6 million to $30 million based on the terms of an election within the agreement. This facility is collateralized by substantially all of the assets of AEM and is guaranteed by AEH.

At September 30, 2012, there were no borrowings outstanding under this credit facility. However, at September 30, 2012, AEM letters of credit totaling $11.5 million had been issued under the facility, which reduced the amount available by a corresponding amount. The amount available under this credit facility is also limited by various covenants, including covenants based on working capital. Under the most restrictive covenant, the amount available to AEM under this credit facility was $138.5 million at September 30, 2012.

AEM is required by the financial covenants in this facility to maintain a ratio of total liabilities to tangible net worth that does not exceed a maximum of 5 to 1. At September 30, 2012, AEM's ratio of total liabilities to tangible net worth, as defined, was 0.74 to 1. Additionally, AEM must maintain minimum levels of net working capital and net worth ranging from $20 million to $40 million. As defined in the financial covenants, at September 30, 2012, AEM's net working capital was $136.2 million and its tangible net worth was $150.8 million.

To supplement borrowings under this facility, AEH had a $350 million intercompany demand credit facility with AEC. This facility was replaced on January 1, 2012 with a $500 million intercompany facility with AEC, which bears interest at a rate equal to the greater of (i) the one-month LIBOR rate plus 3.00 percent or (ii) the rate for AEM's offshore borrowings under its committed credit facility plus 0.75 percent. Applicable state regulatory commissions have approved our use of this facility through December 31, 2012. There were no borrowings outstanding under this facility at September 30, 2012.

Shelf Registration

We have an effective shelf registration statement with the Securities and Exchange Commission (SEC) that permits us to issue a total of $1.3 billion in common stock and/or debt securities. The shelf registration statement has been approved by all requisite state regulatory commissions. With the closing of the sale of our Missouri, Illinois and Iowa operations on August 1, 2012, there are no longer any restrictions on our ability to issue either debt or equity under the shelf until it expires on March 31, 2013, with $900 million available for issuance at September 30, 2012. We intend to file a new shelf registration statement with the SEC for at least $1.3 billion prior to the expiration of the current shelf.

Debt Covenants

In addition to the financial covenants described above, our credit facilities and public indentures contain usual and customary covenants for our business, including covenants substantially limiting liens, substantial asset sales and mergers.

Additionally, our public debt indentures relating to our senior notes and debentures, as well as our revolving credit agreements, each contain a default provision that is triggered if outstanding indebtedness arising out of any other credit agreements in amounts ranging from in excess of $15 million to in excess of $100 million becomes due by acceleration or is not paid at maturity.

Further, AEM's credit agreement contains a cross-default provision whereby AEM would be in default if it defaults on other indebtedness, as defined, by at least $250 thousand in the aggregate.

Finally, AEM's credit agreement contains a provision that would limit the amount of credit available if Atmos Energy were downgraded below an S&P rating of BBB and a Moody's rating of Baa2. We have no other triggering events in our debt instruments that are tied to changes in specified credit ratings or stock price, nor have we entered into any transactions that would require us to issue equity, based on our credit rating or other triggering events.

We were in compliance with all of our debt covenants as of September 30, 2012. If we were unable to comply with our debt covenants, we would likely be required to repay our outstanding balances on demand, provide additional collateral or take other corrective actions.

Maturities of long-term debt at September 30, 2012 were as follows (in thousands):

2013	$ 131
2014	—
2015	500,000
2016	—
2017	250,000
Thereafter	1,210,000
	$1,960,131

8. Stock and Other Compensation Plans

Share Repurchase Agreement

On, July 1, 2010, we entered into an accelerated share repurchase agreement with Goldman Sachs & Co. under which we repurchased $100 million of our outstanding common stock in order to offset stock grants made under our various employee and director incentive compensation plans. We paid $100 million to Goldman Sachs & Co. on July 7, 2010 in a share forward transaction and received 2,958,580 shares of Atmos Energy common stock. On March 4, 2011, we received and retired an additional 375,468 common shares which concluded our share repurchase agreement. In total, we received and retired 3,334,048 common shares under the repurchase agreement. The final number of shares we ultimately repurchased in the transaction was based generally on the average of the effective share repurchase price of our common stock over the duration of the agreement, which was $29.99. As a result of this transaction, beginning in our fourth quarter of fiscal 2010, the number of outstanding shares used to calculate our earnings per share was reduced by the number of shares received and the $100 million purchase price was recorded as a reduction in shareholders' equity.

Share Repurchase Program

On September 28, 2011 our Board of Directors approved a program authorizing the repurchase of up to five million shares of common stock over a five-year period. The program is primarily intended to minimize the dilutive effect of equity grants under various benefit related incentive compensation plans of the Company. The program may be terminated or limited at any time. Shares may be repurchased in the open market or in privately negotiated transactions in amounts the Company deems appropriate. As of September 30, 2012, a total of 387,991 shares had been repurchased for an aggregate value of $12.5 million.

Stock-Based Compensation Plans

Total stock-based compensation expense was $19.2 million, $11.6 million and $12.7 million for the fiscal years ended September 30, 2012, 2011 and 2010, primarily related to restricted stock costs.

1998 Long-Term Incentive Plan

In August 1998, the Board of Directors approved and adopted the 1998 Long-Term Incentive Plan (LTIP), which became effective in October 1998 after approval by our shareholders. The LTIP is a comprehensive, long-term incentive compensation plan providing for discretionary awards of incentive stock options, non-qualified stock options, stock appreciation rights, bonus stock, time-lapse restricted stock, time-lapse restricted stock units, performance-based restricted stock units and stock units to certain employees and non-employee directors of the Company and our subsidiaries. The objectives of this plan include attracting and retaining the best personnel, providing for additional performance incentives and promoting our success by providing employees with the opportunity to acquire common stock.

As of September 30, 2012, we were authorized to grant awards for up to a maximum of 8.7 million shares of common stock under this plan subject to certain adjustment provisions. As of September 30, 2012, non-qualified stock options, bonus stock, time-lapse restricted stock, time-lapse restricted stock units, performance-based restricted stock units and stock units had been issued under this plan, and 1,949,088 shares were available for future issuance. The option price of the stock options issued under this plan is equal to the market price of our stock at the date of grant. These stock options expire 10 years from the date of the grant and vest annually over a service period ranging from one to three years. However, no stock options have been granted under this plan since fiscal 2003, except for a limited number of options that were converted from bonuses paid under our Annual Incentive Plan, the last of which occurred in fiscal 2006.

Restricted Stock Plans

As noted above, the LTIP provides for discretionary awards of restricted stock units to help attract, retain and reward employees of Atmos Energy and its subsidiaries. Certain of these awards vest based upon the passage of time and other awards vest based upon the passage of time and the achievement of specified performance targets. The fair value of the awards granted is based on the market price of our stock at the date of grant. The associated expense is recognized ratably over the vesting period.

Employees who are granted shares of time-lapse restricted stock units under our LTIP have a nonforfeitable right to dividend equivalents that are paid at the same rate at which they are paid on shares of stock without restrictions. Time-lapse restricted stock units contain only a service condition that the employee recipients render continuous services to the Company for a period of three years from the date of grant, except for accelerated vesting in the event of death, disability, change of control of the Company or termination without cause (with certain exceptions). There are no performance conditions required to be met for employees to be vested in time-lapse restricted stock units.

Employees who are granted shares of performance-based restricted stock units under our LTIP have a forfeitable right to dividend equivalents that accrue at the same rate at which they are paid on shares of stock without restrictions. Dividend equivalents on the performance-based restricted stock units are paid in the form of shares upon the vesting of the award. Performance-based restricted stock units contain a service condition that the employee recipients render continuous services to the Company for a period of three years from the date of grant, except for accelerated vesting in the event of death, disability, change of control of the Company or termination without cause (with certain exceptions) and a performance condition based on a cumulative earnings per share target amount.

The following summarizes information regarding the restricted stock issued under the plan during the fiscal years ended September 30, 2012, 2011 and 2010:

	2012		2011		2010	
	Number of Restricted Shares	Weighted Average Grant-Date Fair Value	Number of Restricted Shares	Weighted Average Grant-Date Fair Value	Number of Restricted Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	1,264,142	$29.56	1,293,960	$27.28	1,295,841	$27.23
Granted	532,711	33.44	491,345	33.10	551,278	29.07
Vested	(494,308)	26.32	(464,321)	27.21	(493,957)	29.24
Forfeited	(39,963)	29.83	(56,842)	27.56	(59,202)	26.54
Nonvested at end of year	1,262,582	$32.46	1,264,142	$29.56	1,293,960	$27.28

As of September 30, 2012, there was $10.1 million of total unrecognized compensation cost related to nonvested time-lapse restricted shares and restricted stock units granted under the LTIP. That cost is expected to be recognized over a weighted-average period of 1.6 years. The fair value of restricted stock vested during the fiscal years ended September 30, 2012, 2011 and 2010 was $13.0 million, $12.6 million and $14.4 million.

Stock Option Plan

A summary of stock option activity under the LTIP follows:

	2012		2011		2010	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	86,766	$22.16	434,962	$22.46	611,227	$21.88
Granted	—	—	—	—	—	—
Exercised	(76,672)	21.79	(348,196)	22.54	(176,265)	20.44
Forfeited	—	—	—	—	—	—
Expired	—	—	—	—	—	—
Outstanding at end of year[(1)]	10,094	$24.95	86,766	$22.16	434,962	$22.46
Exercisable at end of year[(2)]	10,094	$24.95	86,766	$22.16	434,962	$22.46

(1) The weighted-average remaining contractual life for outstanding options was 1.7 years, 1.7 years, and 1.6 years for fiscal years 2012, 2011 and 2010. The aggregate intrinsic value of outstanding options was $0.03 million, $0.3 million and $1.6 million for fiscal years 2012, 2011 and 2010.

(2) The weighted-average remaining contractual life for exercisable options was 1.7 years, 1.7 years and 1.6 years for fiscal years 2012, 2011 and 2010. The aggregate intrinsic value of exercisable options was $0.03 million, $0.3 million and $1.6 million for the fiscal years 2012, 2011 and 2010.

Information about outstanding and exercisable options under the LTIP, as of September 30, 2012, is reflected in the following tables:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$21.23 to $22.99	2,164	0.4	$21.23
$23.00 to $25.95	7,930	2.1	$25.95
$21.23 to $25.95	10,094	1.7	$24.95

	Fiscal Year Ended September 30		
	2012	2011	2010
	(In thousands, except per share data)		
Grant date weighted average fair value per share	$ —	$ —	$ —
Net cash proceeds from stock option exercises	$1,671	$7,848	$3,604
Income tax benefit from stock option exercises	$ 401	$1,010	$ 547
Total intrinsic value of options exercised	$ 256	$1,263	$ 239

As of September 30, 2012, there was no unrecognized compensation cost related to nonvested stock options.

Other Plans

Direct Stock Purchase Plan

We maintain a Direct Stock Purchase Plan, open to all investors, which allows participants to have all or part of their cash dividends paid quarterly in additional shares of our common stock. The minimum initial investment required to join the plan is $1,250. Direct Stock Purchase Plan participants may purchase additional shares of our common stock as often as weekly with voluntary cash payments of at least $25, up to an annual maximum of $100,000.

Outside Directors Stock-For-Fee Plan

In November 1994, the Board of Directors adopted the Outside Directors Stock-for-Fee Plan, which was approved by our shareholders in February 1995. The plan permits non-employee directors to receive all or part of their annual retainer and meeting fees in stock rather than in cash.

Equity Incentive and Deferred Compensation Plan for Non-Employee Directors

In November 1998, the Board of Directors adopted the Equity Incentive and Deferred Compensation Plan for Non-Employee Directors, which was approved by our shareholders in February 1999. This plan amended the Atmos Energy Corporation Deferred Compensation Plan for Outside Directors adopted by the Company in May 1990 and replaced the pension payable under our Retirement Plan for Non-Employee Directors. The plan provides non-employee directors of Atmos Energy with the opportunity to defer receipt, until retirement, of compensation for services rendered to the Company, invest deferred compensation into either a cash account or a stock account and to receive an annual grant of share units for each year of service on the Board.

Other Discretionary Compensation Plans

We adopted the Variable Pay Plan in fiscal 1999 for our regulated segments' employees to give each employee an opportunity to share in our financial success based on the achievement of key performance measures considered critical to achieving business objectives for a given year and has minimum and maximum thresholds. The plan must meet the minimum threshold for the plan to be funded and distributed to employees. These performance measures may include earnings growth objectives, improved cash flow objectives or crucial customer satisfaction and safety results. We monitor progress towards the achievement of the performance measures throughout the year and record accruals based upon the expected payout using the best estimates available at the time the accrual is recorded. During the last several fiscal years, we have used earnings per share as our sole performance measure.

In addition, we adopted an incentive plan in October 2001 to give the employees in our nonregulated segment an opportunity to share in the success of the nonregulated operations. In fiscal 2010, we modified the award structure of the plan to reflect the different performance goals of the front and back office employees of our nonregulated operations. The front office award structure is based on a fixed percentage of the net income of our nonregulated operations that represents the available award pool for eligible employees. There is no minimum or maximum threshold for the available award pool. The back office award structure is based upon the net earnings of the nonregulated operations and has minimum and maximum thresholds. The plan must meet the minimum threshold in order for the plan to be funded and distributed to employees. We monitor the progress toward the achievement of the thresholds throughout the year and record accruals based upon the expected payout using the best estimates available at the time the accrual is recorded.

9. Retirement and Post-Retirement Employee Benefit Plans

We have both funded and unfunded noncontributory defined benefit plans that together cover substantially all of our employees. We also maintain post-retirement plans that provide health care benefits to retired employees. Finally, we sponsor defined contribution plans that cover substantially all employees. These plans are discussed in further detail below.

As a rate regulated entity, we generally recover our pension costs in our rates over a period of up to 15 years. The amounts that have not yet been recognized in net periodic pension cost that have been recorded as regulatory assets are as follows:

	Defined Benefits Plans	Supplemental Executive Retirement Plans	Postretirement Plans	Total
		(In thousands)		
September 30, 2012				
Unrecognized transition obligation	$ —	$ —	$ 1,709	$ 1,709
Unrecognized prior service cost	(232)	—	(7,411)	(7,643)
Unrecognized actuarial loss	187,050	43,995	63,402	294,447
	$186,818	$43,995	$57,700	$288,513
September 30, 2011				
Unrecognized transition obligation	$ —	$ —	$ 3,220	$ 3,220
Unrecognized prior service cost	(373)	—	(8,861)	(9,234)
Unrecognized actuarial loss	182,486	30,654	47,540	260,680
	$182,113	$30,654	$41,899	$254,666

Defined Benefit Plans

Employee Pension Plans

As of September 30, 2012, we maintained two defined benefit plans: the Atmos Energy Corporation Pension Account Plan (the Plan) and the Atmos Energy Corporation Retirement Plan for Mississippi Valley Gas Union Employees (the Union Plan) (collectively referred to as the Plans). The assets of the Plans are held within the Atmos Energy Corporation Master Retirement Trust (the Master Trust).

The Plan is a cash balance pension plan that was established effective January 1999 and covers substantially all employees of Atmos Energy's regulated operations. Opening account balances were established for participants as of January 1999 equal to the present value of their respective accrued benefits under the pension plans which were previously in effect as of December 31, 1998. The Plan credits an allocation to each participant's account at the end of each year according to a formula based on the participant's age, service and total pay (excluding incentive pay).

The Plan also provides for an additional annual allocation based upon a participant's age as of January 1, 1999 for those participants who were participants in the prior pension plans. The Plan credited this additional allocation each year through December 31, 2008. In addition, at the end of each year, a participant's account is credited with interest on the employee's prior year account balance. A special grandfather benefit also applied through December 31, 2008, for participants who were at least age 50 as of January 1, 1999 and who were participants in one of the prior plans on December 31, 1998. Participants are fully vested in their account balances after three years of service and may choose to receive their account balances as a lump sum or an annuity. In August 2010, the Board of Directors of Atmos Energy approved a proposal to close the Plan to new participants effective October 1, 2010. Additionally, employees participating in the Plan as of October 1, 2010 were allowed to make a one-time election to migrate from the Plan into our defined contribution plan which was enhanced, effective January 1, 2011.

The Union Plan is a defined benefit plan that covers substantially all full-time union employees in our Mississippi Division. Under this plan, benefits are based upon years of benefit service and average final earnings. Participants vest in the plan after five years and will receive their benefit in an annuity.

Generally, our funding policy is to contribute annually an amount in accordance with the requirements of the Employee Retirement Income Security Act of 1974, including the funding requirements under the Pension

Protection Act of 2006 (PPA). However, additional voluntary contributions are made from time to time as considered necessary. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

During fiscal 2012 and 2011, we contributed $46.5 million and $0.9 million in cash to the Plans to achieve a desired level of funding while maximizing the tax deductibility of this payment. In fiscal 2010, we did not make any contributions to our pension plans. Based upon market conditions subsequent to September 30, 2012, the current funded position of the plans and the new funding requirements under the PPA, we anticipate contributing between $30 million and $40 million to the Plans in fiscal 2013. Further, we will consider whether an additional voluntary contribution is prudent to maintain certain PPA funding thresholds.

We manage the Master Trust's assets with the objective of achieving a rate of return net of inflation of approximately four percent per year. We make investment decisions and evaluate performance on a medium-term horizon of at least three to five years. We also consider our current financial status when making recommendations and decisions regarding the Master Trust's assets. Finally, we strive to ensure the Master Trust's assets are appropriately invested to maintain an acceptable level of risk and meet the Master Trust's long-term asset investment policy adopted by the Board of Directors.

To achieve these objectives, we invest the Master Trust's assets in equity securities, fixed income securities, interests in commingled pension trust funds, other investment assets and cash and cash equivalents. Investments in equity securities are diversified among the market's various subsectors in an effort to diversify risk and maximize returns. Fixed income securities are invested in investment grade securities. Cash equivalents are invested in securities that either are short term (less than 180 days) or readily convertible to cash with modest risk.

The following table presents asset allocation information for the Master Trust as of September 30, 2012 and 2011.

Security Class	Targeted Allocation Range	Actual Allocation September 30 2012	Actual Allocation September 30 2011
Domestic equities	35%-55%	42.6%	40.4%
International equities	10%-20%	13.9%	13.6%
Fixed income	10%-30%	18.6%	21.3%
Company stock	5%-15%	12.0%	13.5%
Other assets	5%-15%	12.9%	11.2%

At September 30, 2012 and 2011, the Plan held 1,169,700 shares of our common stock, which represented 12.0 percent and 13.5 percent of total Master Trust assets. These shares generated dividend income for the Plan of approximately $1.6 million and $1.6 million during fiscal 2012 and 2011.

Our employee pension plan expenses and liabilities are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets and assumed discount rates and demographic data. We review the estimates and assumptions underlying our employee pension plans annually based upon a September 30 measurement date. The development of our assumptions is fully described in our significant accounting policies in Note 2. The actuarial assumptions used to determine the pension liability for the Plans were determined as of September 30, 2012 and 2011 and the actuarial assumptions used to determine the net periodic pension cost for the Plans were determined as of September 30, 2011, 2010 and 2009. These assumptions are presented in the following table:

	Pension Liability		Pension Cost		
	2012	2011	2012	2011	2010
Discount rate	4.04%	5.05%	5.05%	5.39%[(1)]	5.52%
Rate of compensation increase	3.50%	3.50%	3.50%	4.00%	4.00%
Expected return on plan assets	7.75%	7.75%	7.75%	8.25%	8.25%

(1) The discount rate for the Pension Account Plan increased from 5.39% to 5.68% effective January 1, 2011 due to a curtailment gain recorded in fiscal 2011.

The following table presents the Plans' accumulated benefit obligation, projected benefit obligation and funded status as of September 30, 2012 and 2011:

	2012	2011
	(In thousands)	
Accumulated benefit obligation	$ 468,440	$ 414,489
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 429,432	$ 407,536
Service cost	15,084	14,384
Interest cost	21,568	22,264
Actuarial loss	46,197	12,944
Benefits paid	(24,553)	(27,534)
Divestitures	(7,697)	—
Curtailments	—	(162)
Benefit obligation at end of year	480,031	429,432
Change in plan assets:		
Fair value of plan assets at beginning of year	280,204	301,708
Actual return on plan assets	48,656	5,154
Employer contributions	46,534	876
Benefits paid	(24,553)	(27,534)
Divestitures	(7,697)	—
Fair value of plan assets at end of year	343,144	280,204
Reconciliation:		
Funded status	(136,887)	(149,228)
Unrecognized prior service cost	—	—
Unrecognized net loss	—	—
Net amount recognized	$(136,887)	$(149,228)

Net periodic pension cost for the Plans for fiscal 2012, 2011 and 2010 is recorded as operating expense and included the following components:

	Fiscal Year Ended September 30		
	2012	2011	2010
		(In thousands)	
Components of net periodic pension cost:			
Service cost	$ 15,084	$ 14,384	$ 13,499
Interest cost	21,568	22,264	20,870
Expected return on assets	(21,474)	(24,817)	(25,280)
Amortization of prior service cost	(141)	(429)	(960)
Recognized actuarial loss	14,451	9,498	9,290
Curtailment gain	—	(40)	—
Net periodic pension cost	$ 29,488	$ 20,860	$ 17,419

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of September 30, 2012 and 2011. As required by authoritative accounting literature, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The methods used to determine fair value for the assets held by the Master Trust are fully described in Note 2. Assets at September 30, 2012 include $7.7 million that will be transferred to the purchaser of our Missouri, Illinois and Iowa operations during the first quarter of fiscal 2013. In addition to the assets shown below, the Master Trust had net accounts receivable of $0.5 million and $0.4 million at September 30, 2012 and 2011 which materially approximates fair value due to the short-term nature of these assets.

	Assets at Fair Value as of September 30, 2012			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Investments:				
Common stocks — domestic equities	$114,799	$ —	$ —	$114,799
Money market funds	—	21,010	—	21,010
Registered investment companies:				
Domestic funds	19,984	—	—	19,984
International funds	36,714	—	—	36,714
Common/collective trusts — domestic funds	—	52,155	—	52,155
Government securities:				
Mortgage-backed securities	—	19,509	—	19,509
U.S. treasuries	7,597	487	—	8,084
Corporate bonds	—	35,960	—	35,960
Limited partnerships	140	41,786	—	41,926
Real estate	—	—	155	155
Total investments at fair value	$179,234	$170,907	$155	$350,296

	Assets at Fair Value as of September 30, 2011			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Investments:				
Common stocks — domestic equities	$ 94,336	$ —	$ —	$ 94,336
Money market funds	—	9,383	—	9,383
Registered investment companies:				
Domestic funds	12,921	—	—	12,921
International funds	27,528	—	—	27,528
Common/collective trusts — domestic funds	—	40,096	—	40,096
Government securities				
Mortgage-backed securities	—	18,860	—	18,860
U.S. treasuries	4,946	47	—	4,993
Corporate bonds	—	33,636	—	33,636
Limited partnerships	113	37,693	—	37,806
Real estate	—	—	200	200
Total investments at fair value	$139,844	$139,715	$200	$279,759

The fair value of our Level 3 real estate assets was determined based on independent third party appraisals. These assets decreased during the year ended September 30, 2012 due to the sale of a parcel of real estate during fiscal 2012.

Supplemental Executive Benefits Plans

We have a nonqualified Supplemental Executive Benefits Plan which provides additional pension, disability and death benefits to our officers, division presidents and certain other employees of the Company who were employed on or before August 12, 1998. In addition, in August 1998, we adopted the Supplemental Executive Retirement Plan (SERP) (formerly known as the Performance-Based Supplemental Executive Benefits Plan), which covers all employees who become officers or division presidents after August 12, 1998 or any other employees selected by our Board of Directors at its discretion.

In August 2009, the Board of Directors determined that there would be no new participants in the SERP subsequent to August 5, 2009, except for any corporate officers who may be appointed to the Management Committee. The SERP is a defined benefit arrangement which provides a benefit equal to 60 percent of covered compensation under which benefits paid from the underlying qualified defined benefit plan are an offset to the benefits under the SERP. However, the Board also established a new defined benefit supplemental executive retirement plan (the 2009 SERP), effective August 5, 2009, with each participant being selected by the Board, with each such participant being either (i) a corporate officer (other than such officer who is appointed as a member of the Company's Management Committee), (ii) a division president or (iii) an employee selected in the discretion of the Board. Under the 2009 SERP, a nominal account has been established for each participant, to which the Company contributes at the end of each calendar year an amount equal to ten percent of the total of each participant's base salary and cash incentive compensation earned during each prior calendar year, beginning December 31, 2009. The benefits vest after three years of service and attainment of age 55 and earn interest credits at the same annual rate as the Company's Pension Account Plan (currently 4.69%).

Similar to our employee pension plans, we review the estimates and assumptions underlying our supplemental executive benefit plans annually based upon a September 30 measurement date using the same techniques as our employee pension plans. The actuarial assumptions used to determine the pension liability for the supplemental plans were determined as of September 30, 2012 and 2011 and the actuarial assumptions used to determine the net periodic pension cost for the supplemental plans were determined as of September 30, 2011, 2010 and 2009. These assumptions are presented in the following table:

	Pension Liability		Pension Cost		
	2012	2011	2012	2011	2010
Discount rate	4.04%	5.05%	5.05%	5.39%	5.52%
Rate of compensation increase	3.50%	3.50%	3.50%	4.00%	4.00%

The following table presents the supplemental plans' accumulated benefit obligation, projected benefit obligation and funded status as of September 30, 2012 and 2011:

	2012	2011
	(In thousands)	
Accumulated benefit obligation	$ 121,815	$ 104,363
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 112,115	$ 108,919
Service cost	2,108	2,768
Interest cost	5,142	5,825
Actuarial loss	15,459	2,140
Benefits paid	(4,638)	(7,537)
Benefit obligation at end of year	130,186	112,115
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Employer contribution	4,638	7,537
Benefits paid	(4,638)	(7,537)
Fair value of plan assets at end of year	—	—
Reconciliation:		
Funded status	(130,186)	(112,115)
Unrecognized prior service cost	—	—
Unrecognized net loss	—	—
Accrued pension cost	$(130,186)	$(112,115)

Assets for the supplemental plans are held in separate rabbi trusts. At September 30, 2012 and 2011, assets held in the rabbi trusts consisted of available-for-sale securities of $41.8 million and $38.3 million, which are included in our fair value disclosures in Note 5.

Net periodic pension cost for the supplemental plans for fiscal 2012, 2011 and 2010 is recorded as operating expense and included the following components:

	Fiscal Year Ended September 30		
	2012	2011	2010
	(In thousands)		
Components of net periodic pension cost:			
Service cost	$2,108	$ 2,768	$2,476
Interest cost	5,142	5,825	5,224
Amortization of transition asset	—	—	—
Amortization of prior service cost	—	—	187
Recognized actuarial loss	2,118	2,239	1,999
Net periodic pension cost	$9,368	$10,832	$9,886

Estimated Future Benefit Payments

The following benefit payments for our defined benefit plans, which reflect expected future service, as appropriate, are expected to be paid in the following fiscal years:

	Pension Plans	Supplemental Plans
	(In thousands)	
2013	$ 38,800	$31,108
2014	35,551	13,453
2015	33,953	7,658
2016	33,536	4,680
2017	32,740	7,385
2018-2022	156,231	41,830

Postretirement Benefits

We sponsor the Retiree Medical Plan for Retirees and Disabled Employees of Atmos Energy Corporation (the Atmos Retiree Medical Plan). This plan provides medical and prescription drug protection to all qualified participants based on their date of retirement. The Atmos Retiree Medical Plan provides different levels of benefits depending on the level of coverage chosen by the participants and the terms of predecessor plans; however, we generally pay 80 percent of the projected net claims and administrative costs and participants pay the remaining 20 percent of this cost.

As of September 30, 2009, the Board of Directors approved a change to the cost sharing methodology for employees who had not met the participation requirements by that date for the Atmos Retiree Medical Plan. Starting on January 1, 2015, the contribution rates that will apply to all non-grandfathered participants will be determined using a new cost sharing methodology by which Atmos Energy will limit its contribution to a three percent cost increase in claims and administrative costs each year. If medical costs covered by the Atmos Retiree Medical Plan increase more than three percent annually, participants will be responsible for the additional cost.

Generally, our funding policy is to contribute annually an amount in accordance with the requirements of ERISA. However, additional voluntary contributions are made annually as considered necessary. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. We expect to contribute $28.3 million to our postretirement benefits plan during fiscal 2013.

We maintain a formal investment policy with respect to the assets in our postretirement benefits plan to ensure the assets funding the postretirement benefit plan are appropriately invested to maintain an acceptable level of risk. We also consider our current financial status when making recommendations and decisions regarding the postretirement benefits plan.

We currently invest the assets funding our postretirement benefit plan in diversified investment funds which consist of common stocks, preferred stocks and fixed income securities. The diversified investment funds may invest up to 75 percent of assets in common stocks and convertible securities. The following table presents asset allocation information for the postretirement benefit plan assets as of September 30, 2012 and 2011.

	Actual Allocation September 30	
Security Class	2012	2011
Diversified investment funds	97.0%	96.8%
Cash and cash equivalents	3.0%	3.2%

Similar to our employee pension and supplemental plans, we review the estimates and assumptions underlying our postretirement benefit plan annually based upon a September 30 measurement date using the same techniques as our employee pension plans. The actuarial assumptions used to determine the pension liability for our postretirement plan were determined as of September 30, 2012 and 2011 and the actuarial assumptions used to determine the net periodic pension cost for the postretirement plan were determined as of September 30, 2011, 2010 and 2009. The assumptions are presented in the following table:

	Postretirement Liability		Postretirement Cost		
	2012	2011	2012	2011	2010
Discount rate	4.04%	5.05%	5.05%	5.39%	5.52%
Expected return on plan assets	4.70%	5.00%	5.00%	5.00%	5.00%
Initial trend rate	8.00%	8.00%	8.00%	8.00%	7.50%
Ultimate trend rate	5.00%	5.00%	5.00%	5.00%	5.00%
Ultimate trend reached in	2019	2018	2018	2016	2015

The following table presents the postretirement plan's benefit obligation and funded status as of September 30, 2012 and 2011:

	2012	2011
	(In thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 263,694	$ 228,234
Service cost	16,353	14,403
Interest cost	13,861	12,813
Plan participants' contributions	3,649	2,892
Actuarial loss	28,815	17,966
Benefits paid	(13,197)	(13,046)
Subsidy payments	—	432
Divestitures	(4,860)	—
Benefit obligation at end of year	308,315	263,694
Change in plan assets:		
Fair value of plan assets at beginning of year	53,065	53,033
Actual return on plan assets	12,912	(1,500)
Employer contributions	22,139	11,254
Plan participants' contributions	3,649	2,892
Benefits paid	(13,197)	(13,046)
Subsidy payments	—	432
Divestitures	(1,496)	—
Fair value of plan assets at end of year	77,072	53,065
Reconciliation:		
Funded status	(231,243)	(210,629)
Unrecognized transition obligation	—	—
Unrecognized prior service cost	—	—
Unrecognized net loss	—	—
Accrued postretirement cost	$(231,243)	$(210,629)

Net periodic postretirement cost for fiscal 2012, 2011 and 2010 is recorded as operating expense and included the components presented below.

	Fiscal Year Ended September 30		
	2012	2011	2010
		(In thousands)	
Components of net periodic postretirement cost:			
Service cost	$16,353	$14,403	$13,439
Interest cost	13,861	12,813	12,071
Expected return on assets	(2,607)	(2,727)	(2,460)
Amortization of transition obligation	1,511	1,511	1,511
Amortization of prior service cost	(1,450)	(1,450)	(1,450)
Recognized actuarial loss	2,648	347	374
Net periodic postretirement cost	$30,316	$24,897	$23,485

Assumed health care cost trend rates have a significant effect on the amounts reported for the plan. A one-percentage point change in assumed health care cost trend rates would have the following effects on the latest actuarial calculations:

	One-Percentage Point Increase	One-Percentage Point Decrease
	(In thousands)	
Effect on total service and interest cost components	$ 1,426	$ (1,287)
Effect on postretirement benefit obligation	$21,736	$(18,866)

We are currently recovering other postretirement benefits costs through our regulated rates under accrual accounting as prescribed by accounting principles generally accepted in the United States in substantially all of our service areas. Other postretirement benefits costs have been specifically addressed in rate orders in each jurisdiction served by our Kentucky/Mid-States Division, our West Texas, Mid-Tex and Mississippi Divisions as well as our Kansas jurisdiction and Atmos Pipeline – Texas or have been included in a rate case and not disallowed. Management believes that this accounting method is appropriate and will continue to seek rate recovery of accrual-based expenses in its ratemaking jurisdictions that have not yet approved the recovery of these expenses.

The following tables set forth by level, within the fair value hierarchy, the Retiree Medical Plan's assets at fair value as of September 30, 2012 and 2011. The methods used to determine fair value for the assets held by the Retiree Medical Plan are fully described in Note 2. Assets at September 30, 2012 include $1.5 million that will be transferred to the purchaser of our Missouri, Illinois and Iowa operations during the first quarter of fiscal 2013.

	Assets at Fair Value as of September 30, 2012			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Investments:				
Money market funds	$ —	$2,360	$—	$ 2,360
Registered investment companies:				
Domestic funds	7,756	—	—	7,756
International funds	68,452	—	—	68,452
Total investments at fair value	$76,208	$2,360	$—	$78,568

	Assets at Fair Value as of September 30, 2011			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Investments:				
Money market funds	$ —	$1,707	$—	$ 1,707
Registered investment companies:				
Domestic funds	3,506	—	—	3,506
International funds	47,852	—	—	47,852
Total investments at fair value	$51,358	$1,707	$—	$53,065

Estimated Future Benefit Payments

The following benefit payments paid by us, retirees and prescription drug subsidy payments for our post-retirement benefit plans, which reflect expected future service, as appropriate, are expected to be paid in the following fiscal years:

	Company Payments	Retiree Payments	Subsidy Payments	Total Postretirement Benefits
		(In thousands)		
2013	$ 28,317	$ 3,696	$—	$ 32,013
2014	15,174	4,487	—	19,661
2015	17,349	5,251	—	22,600
2016	19,221	6,128	—	25,349
2017	20,520	7,083	—	27,603
2018-2022	107,055	48,114	—	155,169

Defined Contribution Plans

As of September 30, 2012, we maintained three defined contribution benefit plans: the Atmos Energy Corporation Retirement Savings Plan and Trust (the Retirement Savings Plan), the Atmos Energy Corporation Savings Plan for MVG Union Employees (the Union 401K Plan) and the Atmos Energy Holdings, LLC 401K Profit-Sharing Plan (the AEH 401K Profit-Sharing Plan).

The Retirement Savings Plan covers substantially all employees in our regulated operations and is subject to the provisions of Section 401(k) of the Internal Revenue Code. Effective January 1, 2007, employees automatically became participants of the Retirement Savings Plan on the date of employment. Participants may elect a salary reduction ranging from a minimum of one percent up to a maximum of 65 percent of eligible compensation, as defined by the Plan, not to exceed the maximum allowed by the Internal Revenue Service. New participants are automatically enrolled in the Plan at a salary reduction amount of four percent of eligible compensation, from which they may opt out. We match 100 percent of a participant's contributions, limited to four percent of the participant's salary, in our common stock. However, participants have the option to immediately transfer this matching contribution into other funds held within the plan. Participants are eligible to receive matching contributions after completing one year of service. Participants are also permitted to take out loans against their accounts subject to certain restrictions. In August 2010, the Board of Directors of Atmos Energy approved a proposal to close the Pension Account Plan to new participants effective October 1, 2010. New employees participate in our defined contribution plan, which was enhanced, effective January 1, 2011. Employees participating in the Pension Account Plan as of October 1, 2010 were allowed to make a one-time election to migrate from the Plan into the Retirement Savings Plan, effective January 1, 2011. Under the enhanced plan, participants will receive a fixed annual contribution of four percent of eligible earnings to their Retirement Savings Plan account. Participants will continue to be eligible for company matching contributions of up to four percent of their eligible earnings and will be fully vested in the fixed annual contribution after three years of service.

The Union 401K Plan covers substantially all Mississippi Division employees who are members of the International Chemical Workers Union Council, United Food and Commercial Workers Union International (the Union) and is subject to the provisions of Section 401(k) of the Internal Revenue Code. Employees of the Union automatically become participants of the Union 401K plan on the date of union membership. We match 50 percent of a participant's contribution in cash, limited to six percent of the participant's eligible contribution. Participants are also permitted to take out loans against their accounts subject to certain restrictions.

Matching contributions to the Retirement Savings Plan and the Union 401K Plan are expensed as incurred and amounted to $10.5 million, $10.2 million, and $9.8 million for fiscal years 2012, 2011 and 2010. The Board of Directors may also approve discretionary contributions, subject to the provisions of the Internal Revenue Code and applicable Treasury regulations. No discretionary contributions were made for fiscal years 2012, 2011 or 2010. At September 30, 2012 and 2011, the Retirement Savings Plan held 4.9 percent and 4.5 percent of our outstanding common stock.

The AEH 401K Profit-Sharing Plan covers substantially all AEH employees and is subject to the provisions of Section 401(k) of the Internal Revenue Code. Participants may elect a salary reduction ranging from a minimum of one percent up to a maximum of 75 percent of eligible compensation, as defined by the Plan, not to exceed the maximum allowed by the Internal Revenue Service. The Company may elect to make safe harbor contributions up to four percent of the employee's salary which vest immediately. The Company may also make discretionary profit sharing contributions to the AEH 401K Profit-Sharing Plan. Participants become fully vested in the discretionary profit-sharing contributions after three years of service. Participants are also permitted to take out loans against their accounts subject to certain restrictions. Discretionary contributions to the AEH 401K Profit-Sharing Plan are expensed as incurred and amounted to $1.2 million, $1.3 million and $1.3 million for fiscal years 2012, 2011 and 2010.

10. Details of Selected Consolidated Balance Sheet Captions

The following tables provide additional information regarding the composition of certain of our balance sheet captions.

Accounts receivable

Accounts receivable was comprised of the following at September 30, 2012 and 2011:

	September 30	
	2012	2011
	(In thousands)	
Billed accounts receivable	$177,953	$216,145
Unbilled revenue	42,694	48,006
Other accounts receivable	23,304	16,592
Total accounts receivable	243,951	280,743
Less: allowance for doubtful accounts	(9,425)	(7,440)
Net accounts receivable	$234,526	$273,303

Other current assets

Other current assets as of September 30, 2012 and 2011 were comprised of the following accounts.

	September 30	
	2012	2011
	(In thousands)	
Assets from risk management activities	$ 24,707	$ 18,344
Deferred gas costs	31,359	33,976
Taxes receivable	1,291	9,215
Current deferred tax asset	27,091	76,725
Prepaid expenses	17,114	22,499
Current portion of leased assets receivable	168	2,013
Materials and supplies	5,872	4,113
Assets held for sale	154,571	140,571
Other	10,609	9,015
Total	$272,782	$316,471

As discussed in Note 6, assets and liabilities related to our Georgia operations are classified as "assets held for sale" in other current assets and liabilities in our consolidated balance sheets at September 30, 2012. On August 1, 2012, we completed the divesture of our operations in Missouri, Illinois and Iowa. Assets and liabilities related to Missouri, Illinois and Iowa were classified as "assets held for sale" in other current assets and liabilities in our consolidated balance sheets at September 30, 2011.

Property, plant and equipment

Property, plant and equipment was comprised of the following as of September 30, 2012 and 2011:

	September 30	
	2012	2011
	(In thousands)	
Production plant	$ 5,020	$ 7,412
Storage plant	232,260	198,422
Transmission plant	1,185,007	1,126,509
Distribution plant	4,680,877	4,496,263
General plant	717,568	737,850
Intangible plant	39,626	41,096
	6,860,358	6,607,552
Construction in progress	274,112	209,242
	7,134,470	6,816,794
Less: accumulated depreciation and amortization	(1,658,866)	(1,668,876)
Net property, plant and equipment	$ 5,475,604	$ 5,147,918

Deferred charges and other assets

Deferred charges and other assets as of September 30, 2012 and 2011 were comprised of the following accounts.

	September 30	
	2012	2011
	(In thousands)	
Marketable securities	$ 64,398	$ 52,633
Regulatory assets	334,551	278,920
Deferred financing costs	35,101	35,149
Assets from risk management activities	2,283	998
Other	14,929	16,093
Total	$451,262	$383,793

Other current liabilities

Other current liabilities as of September 30, 2012 and 2011 were comprised of the following accounts.

	September 30	
	2012	2011
	(In thousands)	
Customer credit balances and deposits	$100,926	$106,743
Accrued employee costs	37,675	38,558
Deferred gas costs	23,072	8,130
Accrued interest	34,451	37,557
Liabilities from risk management activities	85,381	15,453
Taxes payable	64,319	57,853
Pension and postretirement obligations	39,625	33,036
Regulatory cost of removal accrual	78,525	35,078
Liabilities held for sale	11,573	18,445
Other	14,118	16,710
Total	$489,665	$367,563

Deferred credits and other liabilities

Deferred credits and other liabilities as of September 30, 2012 and 2011 were comprised of the following accounts.

	September 30	
	2012	2011
	(In thousands)	
Postretirement obligations	$221,231	$202,709
Retirement plan obligations	235,965	236,227
Customer advances for construction	12,937	13,967
Regulatory liabilities	5,638	13,823
Asset retirement obligation	10,394	13,574
Liabilities from risk management activities	9,206	78,089
Other	12,555	6,306
Total	$507,926	$564,695

11. Earnings Per Share

Since we have non-vested share-based payments with a nonforfeitable right to dividends or dividend equivalents (referred to as participating securities), we are required to use the two-class method of computing earnings per share. The Company's non-vested restricted stock and restricted stock units, granted under the LTIP, for which vesting is predicated solely on the passage of time, are considered to be participating securities. The calculation of earnings per share using the two-class method excludes income attributable to these participating securities from the numerator and excludes the dilutive impact of those shares from the denominator.

Basic and diluted earnings per share for the fiscal years ended September 30 are calculated as follows:

	2012	2011	2010
	(In thousands, except per share data)		
Basic Earnings Per Share from continuing operations			
Income from continuing operations	$192,196	$189,588	$189,851
Less: Income from continuing operations allocated to participating securities	793	1,980	1,943
Income from continuing operations available to common shareholders	$191,403	$187,608	$187,908
Basic weighted average shares outstanding	90,150	90,201	91,852
Income from continuing operations per share — Basic	$ 2.12	$ 2.08	$ 2.05
Basic Earnings Per Share from discontinued operations			
Income from discontinued operations	$ 24,521	$ 18,013	$ 15,988
Less: Income from discontinued operations allocated to participating securities	101	188	164
Income from discontinued operations available to common shareholders	$ 24,420	$ 17,825	$ 15,824
Basic weighted average shares outstanding	90,150	90,201	91,852
Income from discontinued operations per share — Basic	$ 0.27	$ 0.20	$ 0.17
Net income per share — Basic	$ 2.39	$ 2.28	$ 2.22
Diluted Earnings Per Share from continuing operations			
Income from continuing operations available to common shareholders	$191,403	$187,608	$187,908
Effect of dilutive stock options and other shares	4	4	5
Income from continuing operations available to common shareholders	$191,407	$187,612	$187,913
Basic weighted average shares outstanding	90,150	90,201	91,852
Additional dilutive stock options and other shares	1,022	451	570
Diluted weighted average shares outstanding	91,172	90,652	92,422
Income from continuing operations per share — Diluted	$ 2.10	$ 2.07	$ 2.03
Diluted Earnings Per Share from discontinued operations			
Income from discontinued operations available to common shareholders	$ 24,420	$ 17,825	$ 15,824
Effect of dilutive stock options and other shares	—	—	—
Income from discontinued operations available to common shareholders	$ 24,420	$ 17,825	$ 15,824
Basic weighted average shares outstanding	90,150	90,201	91,852
Additional dilutive stock options and other shares	1,022	451	570
Diluted weighted average shares outstanding	91,172	90,652	92,422
Income from discontinued operations per share — Diluted	$ 0.27	$ 0.20	$ 0.17
Net income per share — Diluted	$ 2.37	$ 2.27	$ 2.20

There were no out-of-the-money options excluded from the computation of diluted earnings per share for the fiscal years ended September 30, 2012, 2011 and 2010.

12. Income Taxes

The components of income tax expense from continuing operations for 2012, 2011 and 2010 were as follows:

	2012	2011 (In thousands)	2010
Current			
Federal	$ 631	$ (13,298)	$ (70,884)
State	6,888	6,841	6,849
Deferred			
Federal	103,971	107,950	172,690
State	(13,237)	5,498	10,831
Investment tax credits	(27)	(172)	(283)
	$ 98,226	$106,819	$119,203

Reconciliations of the provision for income taxes computed at the statutory rate to the reported provisions for income taxes from continuing operations for 2012, 2011 and 2010 are set forth below:

	2012	2011 (In thousands)	2010
Tax at statutory rate of 35%	$101,648	$103,743	$108,169
Common stock dividends deductible for tax reporting	(2,096)	(1,930)	(1,785)
Penalties	66	2,292	104
Recognition (settlement) of uncertain tax positions	1,831	(4,950)	—
State taxes (net of federal benefit)	(5,958)	8,109	11,493
Other, net	2,735	(445)	1,222
Income tax expense	$ 98,226	$106,819	$119,203

Deferred income taxes reflect the tax effect of differences between the basis of assets and liabilities for book and tax purposes. The tax effect of temporary differences that gave rise to significant components of the deferred tax liabilities and deferred tax assets at September 30, 2012 and 2011 are presented below:

	2012	2011
	(In thousands)	
Deferred tax assets:		
Accruals not currently deductible for tax purposes	$ 7,906	$ 10,327
Customer advances	4,721	5,271
Nonqualified benefit plans	48,513	43,924
Postretirement benefits	62,802	62,274
Treasury lock agreements	25,448	20,060
Unamortized investment tax credit	14	120
Tax net operating loss and credit carryforwards	164,419	95,293
Difference between book and tax on mark to market accounting	2,342	8,039
Other, net	7,223	3,529
Total deferred tax assets	323,388	248,837
Deferred tax liabilities:		
Difference in net book value and net tax value of assets	(1,254,698)	(1,108,063)
Pension funding	(32,812)	(7,533)
Gas cost adjustments	(21,806)	(13,570)
Cost expensed for tax purposes and capitalized for book purposes	(2,065)	(3,039)
Total deferred tax liabilities	(1,311,381)	(1,132,205)
Net deferred tax liabilities	$ (987,993)	$ (883,368)
Deferred credits for rate regulated entities	$ 140	$ 325

At September 30, 2012, we had $10.1 million of federal alternative minimum tax credit carryforwards, $143.2 million of federal net operating loss carryforwards, $10.6 million of state net operating loss carryforwards and $0.5 million of state tax credits. The alternative minimum tax credit carryforwards do not expire. The federal net operating loss carryforwards are available to offset taxable income and will begin to expire in 2029. Depending on the jurisdiction in which the state net operating loss was generated, the state net operating loss carryforwards will begin to expire between 2016 and 2030. The state tax credits will begin to expire in 2018.

At September 30, 2012, we had recorded liabilities associated with uncertain tax positions totaling $1.8 million. The realization of these tax benefits would reduce our income tax expense by approximately $1.8 million.

Additionally, results for fiscal 2012 were favorably impacted by a state tax benefit of $13.6 million. Due to the completion of the sale of our Missouri, Iowa and Illinois service areas in the fiscal fourth quarter, the Company updated its analysis of the tax rate at which deferred taxes would reverse in the future to reflect the sale of these service areas. The updated analysis supported a reduction in the deferred tax rate which when applied to the balance of taxable income deferred to future periods resulted in a reduction of the Company's overall deferred tax liability.

At September 30, 2010, we had accrued liabilities associated with uncertain tax positions totaling $6.7 million. During the fiscal year ended September 30, 2011, the IRS completed its audit of fiscal years 2005-2007. All uncertain tax positions were effectively settled upon completion of the audit. As a result of the settlement, we reduced our unrecognized tax benefits by $6.7 million in the second quarter of fiscal 2011. Income tax expense was reduced by $5.0 million in the second quarter due to the realization of the tax positions which were previously uncertain.

We recognize accrued interest related to unrecognized tax benefits as a component of interest expense. We recognize penalties related to unrecognized tax benefits as a component of miscellaneous income (expense) in accordance with regulatory requirements. We recognized a tax expense of $0.01 million, $0.01 million and $0.5 million related to penalty and interest expenses during the fiscal years ended September 30, 2012, 2011 and 2010.

We file income tax returns in the U.S. federal jurisdiction as well as in various states where we have operations. We have concluded substantially all U.S. federal income tax matters through fiscal year 2007.

13. Commitments and Contingencies

Litigation

Since April 2009, Atmos Energy and two subsidiaries of AEH, Atmos Energy Marketing, LLC (AEM) and Atmos Gathering Company, LLC (AGC) (collectively, the Atmos Entities), have been involved in a lawsuit filed in the Circuit Court of Edmonson County, Kentucky related to our Park City Gathering Project. The dispute which gave rise to the litigation involves the amount of royalties due from a third party producer to landowners (who own the mineral rights) for natural gas produced from the landowners' properties. The third party producer was operating pursuant to leases between the landowners and certain investors/working interest owners. The third party producer filed a petition in bankruptcy, which was subsequently dismissed due to the lack of meaningful assets to reorganize or liquidate.

Although certain Atmos Energy companies entered into contracts with the third party producer to gather, treat and ultimately sell natural gas produced from the landowners' properties, no Atmos Energy company had a contractual relationship with the landowners or the investors/working interest owners. After the lawsuit was filed, the landowners were successful in terminating for non-payment of royalties the leases related to the production of natural gas from their properties. Subsequent to termination, the investors/working interest owners under such leases filed additional claims against us for the termination of the leases.

During the trial, the landowners and the investors/working interest owners requested an award of compensatory damages plus punitive damages against us. On December 17, 2010, the jury returned a verdict in favor of the landowners and investor/working interest owners and awarded compensatory damages of $3.8 million and punitive damages of $27.5 million payable by Atmos Energy and the two AEH subsidiaries.

A hearing was held on February 28, 2011 to hear a number of motions, including a motion to dismiss the jury verdict and a motion for a new trial. The motions to dismiss the jury verdict and for a new trial were denied. However, the total punitive damages award was reduced from $27.5 million to $24.7 million. On October 17, 2011, we filed our brief of appellants with the Kentucky Court of Appeals (Court), appealing the verdict of the trial court. The appellees in this case subsequently filed their appellees' brief with the Court on January 16, 2012, with our reply brief being filed with the Court on March 19, 2012. Oral arguments were held in the case on August 27, 2012; however, the Court has yet to render a decision.

In addition, in a related development, on July 12, 2011, the Atmos Entities filed a lawsuit in the United States District Court, Western District of Kentucky, *Atmos Energy Corporation et al.vs. Resource Energy Technologies, LLC and Robert Thorpe and John F. Charles*, against the third party producer and its affiliates to recover all costs, including attorneys' fees, incurred by the Atmos Entities, which are associated with the defense and appeal of the case discussed above as well as for all damages awarded to the plaintiffs in such case against the Atmos Entities. The total amount of damages being claimed in the lawsuit is "open-ended" since the appellate process and related costs are ongoing. This lawsuit is based upon the indemnification provisions agreed to by the third party producer in favor of Atmos Gathering that are contained in an agreement entered into between Atmos Gathering and the third party producer in May 2009. The defendants filed a motion to dismiss the case on August 25, 2011, with Atmos Energy filing a brief in response to such motion on September 19, 2011. On March 27, 2012 the court denied the motion to dismiss. Since that time, we have been engaged in discovery activities in this case.

We have accrued what we believe is an adequate amount for the anticipated resolution of this matter; however, the amount accrued is less than the amount of the verdict. The Company does not have insurance coverage that could mitigate any losses that may arise from the resolution of this matter; however, we believe that the final outcome will not have a material adverse effect on our financial condition, results of operations or cash flows.

We are a party to other litigation and claims that have arisen in the ordinary course of our business. While the results of such litigation and claims cannot be predicted with certainty, we believe the final outcome of such litigation and claims will not have a material adverse effect on our financial condition, results of operations or cash flows.

Environmental Matters

Former Manufactured Gas Plant Sites

We are the owner or previous owner of former manufactured gas plant sites in Johnson City, Tennessee and Keokuk, Iowa, which were used to supply gas prior to the availability of natural gas. The gas manufacturing process resulted in certain byproducts and residual materials, including coal tar. The manufacturing process used by our predecessors was an acceptable and satisfactory process at the time such operations were being conducted. We have taken removal actions with respect to the sites that have been approved by the applicable regulatory authorities in Tennessee, Iowa and the United States Environmental Protection Agency.

We are a party to other environmental matters and claims that have arisen in the ordinary course of our business. While the ultimate results of response actions to these environmental matters and claims cannot be predicted with certainty, we believe the final outcome of such response actions will not have a material adverse effect on our financial condition, results of operations or cash flows because we believe that the expenditures related to such response actions will either be recovered through rates, shared with other parties or are adequately covered by insurance.

Purchase Commitments

AEH has commitments to purchase physical quantities of natural gas under contracts indexed to the forward NYMEX strip or fixed price contracts. At September 30, 2012, AEH was committed to purchase 72.2 Bcf within one year, 29.0 Bcf within one to three years and 29.0 Bcf after three years under indexed contracts. AEH is committed to purchase 3.8 Bcf within one year and 0.3 Bcf within one to three years under fixed price contracts with prices ranging from $2.46 to $6.36 per Mcf. Purchases under these contracts totaled $978.8 million, $1,498.6 million and $1,562.8 million for 2012, 2011 and 2010.

Our natural gas distribution divisions, except for our Mid-Tex Division, maintain supply contracts with several vendors that generally cover a period of up to one year. Commitments for estimated base gas volumes are established under these contracts on a monthly basis at contractually negotiated prices. Commitments for incremental daily purchases are made as necessary during the month in accordance with the terms of the individual contract.

Our Mid-Tex Division maintains long-term supply contracts to ensure a reliable source of gas for our customers in its service area which obligate it to purchase specified volumes at market and fixed prices. The estimated commitments under these contracts as of September 30, 2012 are as follows (in thousands):

2013	$259,235
2014	74,604
2015	—
2016	—
2017	—
Thereafter	—
	$333,839

Our nonregulated segment maintains long-term contracts related to storage and transportation. The estimated contractual demand fees for contracted storage and transportation under these contracts as of September 30, 2012 are as follows (in thousands):

2013	$19,456
2014	10,554
2015	4,504
2016	278
2017	37
Thereafter	128
	$34,957

Other Contingencies

In December 2007, the Company received data requests from the Division of Investigations of the Office of Enforcement of the Federal Energy Regulatory Commission (the "Commission") in connection with its investigation into possible violations of the Commission's posting and competitive bidding regulations for pre-arranged released firm capacity on natural gas pipelines.

The Company and the Commission entered into a stipulation and consent agreement, which was approved by the Commission on December 9, 2011, thereby resolving this investigation. The Commission's findings of violations were limited to the nonregulated operations of the Company. Under the terms of the agreement, the Company paid to the United States Treasury a total civil penalty of approximately $6.4 million and to energy assistance programs approximately $5.6 million in disgorgement of unjust profits plus interest for violations identified during the investigation. The resolution of this matter did not have a material adverse impact on the Company's financial position, results of operations or cash flows and none of the payments were charged to any of the Company's customers. In addition, none of the services the Company provides to any of its regulated or nonregulated customers were affected by the agreement.

We have been replacing certain steel service lines in our Mid-Tex Division since our acquisition of the natural gas distribution system in 2004. Since early 2010, we have been discussing the financial and operational details of an accelerated steel service line replacement program with representatives of 440 municipalities served by our Mid-Tex Division. As previously discussed in Note 12 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended September 30, 2010, all of the cities in our Mid-Tex Division agreed to a program of installing 100,000 replacements through September 30, 2012, with approved recovery of the associated return, depreciation and taxes. Under the terms of the agreement, the accelerated replacement program commenced in the first quarter of fiscal 2011, replacing 98,675 lines for a cost of $116.3 million as of September 30, 2012.

In July 2010, the Dodd-Frank Act was enacted, representing an extensive overhaul of the framework for regulation of U.S. financial markets. The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act, which we expect will provide additional clarity regarding the extent of the impact of this legislation on us. The costs of participating in financial markets for hedging certain risks inherent in our business may be increased as a result of the new legislation. We may also incur additional costs associated with compliance with new regulations and anticipate additional reporting and disclosure obligations.

14. Leases

Capital and Operating Leases

We have entered into operating leases for office and warehouse space, vehicles and heavy equipment used in our operations. The remaining lease terms range from one to 21 years and generally provide for the payment of taxes, insurance and maintenance by the lessee. Renewal options exist for certain of these leases. We have also entered into capital leases for division offices and operating facilities. Property, plant and equipment included amounts for capital leases of $1.3 and $1.3 million at September 30, 2012 and 2011. Accumulated depreciation for these capital leases totaled $0.9 and $0.9 million at September 30, 2012 and 2011. Depreciation expense for these assets is included in consolidated depreciation expense on the consolidated statement of income.

The related future minimum lease payments at September 30, 2012 were as follows:

	Capital Leases	Operating Leases
	(In thousands)	
2013	$ 186	$ 17,571
2014	186	17,215
2015	186	15,940
2016	186	15,036
2017	186	14,597
Thereafter	78	100,632
Total minimum lease payments	1,008	$180,991
Less amount representing interest	286	
Present value of net minimum lease payments	$ 722	

Consolidated lease and rental expense amounted to $33.6 million, $35.5 million and $36.7 million for fiscal 2012, 2011 and 2010.

15. Concentration of Credit Risk

Credit risk is the risk of financial loss to us if a customer fails to perform its contractual obligations. We engage in transactions for the purchase and sale of products and services with major companies in the energy industry and with industrial, commercial, residential and municipal energy consumers. These transactions principally occur in the southern and midwestern regions of the United States. We believe that this geographic concentration does not contribute significantly to our overall exposure to credit risk. Credit risk associated with trade accounts receivable for the natural gas distribution segment is mitigated by the large number of individual customers and diversity in our customer base. The credit risk for our other segments is not significant.

Customer diversification also helps mitigate AEM's exposure to credit risk. AEM maintains credit policies with respect to its counterparties that it believes minimizes overall credit risk. Where appropriate, such policies include the evaluation of a prospective counterparty's financial condition, collateral requirements, primarily consisting of letters of credit and the use of standardized agreements that facilitate the netting of cash flows associated with a single counterparty. AEM also monitors the financial condition of existing counterparties on an ongoing basis. Customers not meeting minimum standards are required to provide adequate assurance of financial performance.

AEM maintains a provision for credit losses based upon factors surrounding the credit risk of customers, historical trends, consideration of the current credit environment and other information. We believe, based on our credit policies and our provisions for credit losses as of September 30, 2012, that our financial position, results of operations and cash flows will not be materially affected as a result of nonperformance by any single counterparty.

AEM's estimated credit exposure is monitored in terms of the percentage of its customers, including affiliate customers that are rated as investment grade versus non-investment grade. Credit exposure is defined as the total of (1) accounts receivable, (2) delivered, but unbilled physical sales and (3) mark-to-market exposure for sales and purchases. Investment grade determinations are set internally by AEM's credit department, but are primarily based on external ratings provided by Moody's Investors Service Inc. (Moody's) and/or Standard & Poor's Corporation (S&P). For non-rated entities, the default rating for municipalities is investment grade, while the default rating for non-guaranteed industrials and commercials is non-investment grade. Customers who have a non-investment grade but provide either a letter of credit or prepay their monthly invoice have been included as investment grade. The following table shows the percentages related to the investment ratings as of September 30, 2012 and 2011.

	September 30, 2012	September 30, 2011
Investment grade	60%	54%
Non-investment grade	40%	46%
Total	100%	100%

The following table presents our financial instrument counterparty credit exposure by operating segment based upon the unrealized fair value of our financial instruments that represent assets as of September 30, 2012. Investment grade counterparties have minimum credit ratings of BBB-, assigned by S&P; or Baa3, assigned by Moody's. Non-investment grade counterparties are composed of counterparties that are below investment grade or that have not been assigned an internal investment grade rating due to the short-term nature of the contracts associated with that counterparty. This category is composed of numerous smaller counterparties, none of which is individually significant.

	Natural Gas Distribution Segment[(1)]	Nonregulated Segment	Consolidated
		(In thousands)	
Investment grade counterparties	$—	$ 4	$ 4
Non-investment grade counterparties	—	—	—
	$—	$ 4	$ 4

(1) Counterparty risk for our natural gas distribution segment is minimized because hedging gains and losses are passed through to our customers.

16. Supplemental Cash Flow Disclosures

Supplemental disclosures of cash flow information for fiscal 2012, 2011 and 2010 are presented below.

	2012	2011	2010
		(In thousands)	
Cash paid for interest	$150,606	$157,976	$161,925
Cash received for income taxes	$ (432)	$ (8,329)	$(63,677)

There were no significant noncash investing and financing transactions during fiscal 2012, 2011 and 2010. All cash flows and noncash activities related to our commodity financial instruments are considered as operating activities.

17. Segment Information

Atmos Energy Corporation and its subsidiaries are engaged primarily in the regulated natural gas distribution, transmission and storage business as well as other nonregulated businesses. We distribute natural gas through sales and transportation arrangements to over three million residential, commercial, public authority and industrial customers through our six regulated natural gas distribution divisions, which cover service areas located in nine states. In addition, we transport natural gas for others through our distribution system.

Through our nonregulated businesses, we primarily provide natural gas management and marketing services to municipalities, other local distribution companies and industrial customers primarily in the Midwest and Southeast. Additionally, we provide natural gas transportation and storage services to certain of our natural gas distribution operations and to third parties.

We operate the Company through the following three segments:

- The *natural gas distribution segment*, includes our regulated natural gas distribution and related sales operations.
- The *regulated transmission and storage segment*, includes the regulated pipeline and storage operations of our Atmos Pipeline — Texas Division.
- The *nonregulated segment*, is comprised of our nonregulated natural gas management, nonregulated natural gas transmission, storage and other services.

Our determination of reportable segments considers the strategic operating units under which we manage sales of various products and services to customers in differing regulatory environments. Although our natural gas distribution segment operations are geographically dispersed, they are reported as a single segment as each natural gas distribution division has similar economic characteristics. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on net income or loss of the respective operating units. Interest expense is allocated pro rata to each segment based upon our net investment in each segment. Income taxes are allocated to each segment as if each segment's taxes were calculated on a separate return basis.

Summarized income statements and capital expenditures by segment are shown in the following tables.

	Year Ended September 30, 2012				
	Natural Gas Distribution	Regulated Transmission and Storage	Nonregulated	Eliminations	Consolidated
			(In thousands)		
Operating revenues from external parties	$2,144,376	$ 92,604	$1,201,503	$ —	$3,438,483
Intersegment revenues	954	154,747	149,800	(305,501)	—
	2,145,330	247,351	1,351,303	(305,501)	3,438,483
Purchased gas cost	1,122,587	—	1,296,179	(304,022)	2,114,744
Gross profit	1,022,743	247,351	55,124	(1,479)	1,323,739
Operating expenses					
Operation and maintenance	353,879	71,521	29,697	(1,484)	453,613
Depreciation and amortization	202,026	31,438	4,061	—	237,525
Taxes, other than income	162,377	15,568	3,128	—	181,073
Asset impairments	—	—	5,288	—	5,288
Total operating expenses	718,282	118,527	42,174	(1,484)	877,499
Operating income	304,461	128,824	12,950	5	446,240
Miscellaneous income (expense)	(12,657)	(1,051)	1,035	(1,971)	(14,644)
Interest charges	110,642	29,414	3,084	(1,966)	141,174
Income from continuing operations before income taxes	181,162	98,359	10,901	—	290,422
Income tax expense	57,314	35,300	5,612	—	98,226
Income from continuing operations	123,848	63,059	5,289	—	192,196
Income from discontinued operations, net of tax	18,172	—	—	—	18,172
Gain on sale of discontinued operations, net of tax	6,349	—	—	—	6,349
Net income	$ 148,369	$ 63,059	$ 5,289	$ —	$ 216,717
Capital expenditures	$ 546,818	$175,768	$ 10,272	$ —	$ 732,858

	Year Ended September 30, 2011				
	Natural Gas Distribution	Regulated Transmission and Storage	Nonregulated	Eliminations	Consolidated
			(In thousands)		
Operating revenues from external parties	$2,469,781	$ 87,141	$1,729,513	$ —	$4,286,435
Intersegment revenues	883	132,232	295,380	(428,495)	—
	2,470,664	219,373	2,024,893	(428,495)	4,286,435
Purchased gas cost	1,452,721	—	1,959,893	(426,999)	2,985,615
Gross profit	1,017,943	219,373	65,000	(1,496)	1,300,820
Operating expenses					
Operation and maintenance	341,758	70,401	32,308	(1,502)	442,965
Depreciation and amortization	193,642	25,997	4,193	—	223,832
Taxes, other than income	160,455	14,700	2,612	—	177,767
Asset impairments	—	—	30,270	—	30,270
Total operating expenses	695,855	111,098	69,383	(1,502)	874,834
Operating income (loss)	322,088	108,275	(4,383)	6	425,986
Miscellaneous income	16,242	4,715	657	(430)	21,184
Interest charges	115,740	31,432	4,015	(424)	150,763
Income (loss) from continuing operations before income taxes	222,590	81,558	(7,741)	—	296,407
Income tax expense (benefit)	77,885	29,143	(209)	—	106,819
Income (loss) from continuing operations	144,705	52,415	(7,532)	—	189,588
Income from discontinued operations, net of tax	18,013	—	—	—	18,013
Net income (loss)	$ 162,718	$ 52,415	$ (7,532)	$ —	$ 207,601
Capital expenditures	$ 496,899	$118,452	$ 7,614	$ —	$ 622,965

	Year Ended September 30, 2010				
	Natural Gas Distribution	Regulated Transmission and Storage	Nonregulated	Eliminations	Consolidated
			(In thousands)		
Operating revenues from external parties	$2,782,993	$ 97,023	$1,781,044	$ —	$4,661,060
Intersegment revenues	870	105,990	365,614	(472,474)	—
	2,783,863	203,013	2,146,658	(472,474)	4,661,060
Purchased gas cost	1,785,221	—	2,032,567	(470,864)	3,346,924
Gross profit	998,642	203,013	114,091	(1,610)	1,314,136
Operating expenses					
Operation and maintenance	349,465	72,249	34,517	(1,610)	454,621
Depreciation and amortization	182,097	21,368	5,074	—	208,539
Taxes, other than income	170,229	12,358	4,556	—	187,143
Total operating expenses	701,791	105,975	44,147	(1,610)	850,303
Operating income	296,851	97,038	69,944	—	463,833
Miscellaneous income (expense)	1,132	135	3,859	(5,717)	(591)
Interest charges	118,147	31,174	10,584	(5,717)	154,188
Income from continuing operations before income taxes	179,836	65,999	63,219	—	309,054
Income tax expense	69,875	24,513	24,815	—	119,203
Income from continuing operations	109,961	41,486	38,404	—	189,851
Income from discontinued operations, net of tax	15,988	—	—	—	15,988
Net income	$ 125,949	$ 41,486	$ 38,404	$ —	$ 205,839
Capital expenditures	$ 437,815	$ 95,835	$ 8,986	$ —	$ 542,636

The following table summarizes our revenues by products and services for the fiscal year ended September 30.

	2012	2011	2010
		(In thousands)	
Natural gas distribution revenues:			
Gas sales revenues:			
Residential	$1,351,479	$1,535,887	$1,751,186
Commercial	587,651	685,380	775,714
Industrial	71,960	96,636	101,814
Public authority and other	54,334	68,676	69,944
Total gas sales revenues	2,065,424	2,386,579	2,698,658
Transportation revenues	53,924	57,331	56,539
Other gas revenues	25,028	25,871	27,796
Total natural gas distribution revenues	2,144,376	2,469,781	2,782,993
Regulated transmission and storage revenues	92,604	87,141	97,023
Nonregulated revenues	1,201,503	1,729,513	1,781,044
Total operating revenues	$3,438,483	$4,286,435	$4,661,060

Balance sheet information at September 30, 2012 and 2011 by segment is presented in the following tables.

	September 30, 2012				
	Natural Gas Distribution	Regulated Transmission and Storage	Nonregulated	Eliminations	Consolidated
			(In thousands)		
ASSETS					
Property, plant and equipment, net	$4,432,017	$ 979,443	$ 64,144	$ —	$5,475,604
Investment in subsidiaries	747,496	—	(2,096)	(745,400)	—
Current assets					
Cash and cash equivalents	12,787	—	51,452	—	64,239
Assets from risk management activities	6,934	—	17,773	—	24,707
Other current assets	546,187	11,788	404,097	(223,056)	739,016
Intercompany receivables	636,557	—	—	(636,557)	—
Total current assets	1,202,465	11,788	473,322	(859,613)	827,962
Intangible assets	—	—	164	—	164
Goodwill	573,550	132,422	34,711	—	740,683
Noncurrent assets from risk management activities	2,283	—	—	—	2,283
Deferred charges and other assets	417,893	24,353	6,733	—	448,979
	$7,375,704	$1,148,006	$576,978	$(1,605,013)	$7,495,675
CAPITALIZATION AND LIABILITIES					
Shareholders' equity	$2,359,243	$ 328,161	$419,335	$ (747,496)	$2,359,243
Long-term debt	1,956,305	—	—	—	1,956,305
Total capitalization	4,315,548	328,161	419,335	(747,496)	4,315,548
Current liabilities					
Current maturities of long-term debt	—	—	131	—	131
Short-term debt	782,719	—	—	(211,790)	570,929
Liabilities from risk management activities	85,366	—	15	—	85,381
Other current liabilities	526,089	12,478	90,116	(9,170)	619,513
Intercompany payables	—	584,578	51,979	(636,557)	—
Total current liabilities	1,394,174	597,056	142,241	(857,517)	1,275,954
Deferred income taxes	789,288	220,647	5,148	—	1,015,083
Noncurrent liabilities from risk management activities	—	—	9,206	—	9,206
Regulatory cost of removal obligation	381,164	—	—	—	381,164
Deferred credits and other liabilities	495,530	2,142	1,048	—	498,720
	$7,375,704	$1,148,006	$576,978	$(1,605,013)	$7,495,675

	September 30, 2011				
	Natural Gas Distribution	Regulated Transmission and Storage	Nonregulated	Eliminations	Consolidated
			(In thousands)		
ASSETS					
Property, plant and equipment, net	$4,248,198	$ 838,302	$ 61,418	$ —	$5,147,918
Investment in subsidiaries	670,993	—	(2,096)	(668,897)	—
Current assets					
Cash and cash equivalents	24,646	—	106,773	—	131,419
Assets from risk management activities	843	—	17,501	—	18,344
Other current assets	655,716	15,413	386,215	(196,154)	861,190
Intercompany receivables	569,898	—	—	(569,898)	—
Total current assets	1,251,103	15,413	510,489	(766,052)	1,010,953
Intangible assets	—	—	207	—	207
Goodwill	572,908	132,381	34,711	—	740,000
Noncurrent assets from risk management activities	998	—	—	—	998
Deferred charges and other assets	353,960	18,028	10,807	—	382,795
	$7,098,160	$1,004,124	$615,536	$(1,434,949)	$7,282,871
CAPITALIZATION AND LIABILITIES					
Shareholders' equity	$2,255,421	$ 265,102	$405,891	$ (670,993)	$2,255,421
Long-term debt	2,205,986	—	131	—	2,206,117
Total capitalization	4,461,407	265,102	406,022	(670,993)	4,461,538
Current liabilities					
Current maturities of long-term debt	2,303	—	131	—	2,434
Short-term debt	387,691	—	—	(181,295)	206,396
Liabilities from risk management activities	11,916	—	3,537	—	15,453
Other current liabilities	474,783	10,369	170,926	(12,763)	643,315
Intercompany payables	—	543,084	26,814	(569,898)	—
Total current liabilities	876,693	553,453	201,408	(763,956)	867,598
Deferred income taxes	789,649	173,351	(2,907)	—	960,093
Noncurrent liabilities from risk management activities	67,862	—	10,227	—	78,089
Regulatory cost of removal obligation	428,947	—	—	—	428,947
Deferred credits and other liabilities	473,602	12,218	786	—	486,606
	$7,098,160	$1,004,124	$615,536	$(1,434,949)	$7,282,871

18. Selected Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data is presented below. Prior-period amounts have been restated to reflect continuing operations. The sum of net income per share by quarter may not equal the net income per share for the fiscal year due to variations in the weighted average shares outstanding used in computing such amounts. Our businesses are seasonal due to weather conditions in our service areas. For further information on its effects on quarterly results, see the "Results of Operations" discussion included in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section herein.

	Quarter Ended			
	December 31	March 31	June 30	September 30
	(In thousands, except per share data)			
Fiscal year 2012:				
Operating revenues				
Natural gas distribution	$ 676,113[1]	$ 871,067[2]	$ 315,634[3]	$282,516
Regulated transmission and storage	56,759	58,037	67,073	65,482
Nonregulated	444,176	370,763	256,250	280,114
Intersegment eliminations	(93,054)	(74,358)	(62,543)	(75,546)
	1,083,994	1,225,509	576,414	552,566
Gross profit	355,392[1]	425,787[2]	293,171[3]	249,389
Operating income	139,471[1]	202,432[2]	81,546[3]	22,791
Income (loss) from continuing operations	62,384	102,084	28,014	(286)
Income from discontinued operations	6,123	7,027	3,118	1,904
Gain on sale of discontinued operations	—	—	—	6,349
Net income	68,507	109,111	31,132	7,967
Basic earnings per share				
Income (loss) per share from continuing operations	$ 0.68	$ 1.12	$ 0.31	$ —
Income per share from discontinued operations	$ 0.07	$ 0.08	$ 0.03	$ 0.09
Net income per share — basic	$ 0.75	$ 1.20	$ 0.34	$ 0.09
Diluted earnings per share				
Income (loss) per share from continuing operations	$ 0.68	$ 1.12	$ 0.31	$ —
Income per share from discontinued operations	$ 0.07	$ 0.08	$ 0.03	$ 0.09
Net income per share — diluted	$ 0.75	$ 1.20	$ 0.34	$ 0.09

	Quarter Ended			
	December 31	March 31	June 30	September 30
	(In thousands, except per share data)			
Fiscal year 2011:				
Operating revenues				
Natural gas distribution	$ 687,426[4]	$1,052,291[5]	$ 396,584[6]	$334,363[7]
Regulated transmission and storage	49,007	54,976	53,570	61,820
Nonregulated	475,640	583,531	491,285	474,437
Intersegment eliminations	(94,847)	(134,424)	(108,271)	(90,953)
	1,117,226	1,556,374	833,168	779,667
Gross profit	357,582[4]	444,466[5]	261,612[6]	237,160[7]
Operating income	150,773[4]	204,624[5]	31,394[6]	39,195[7]
Income (loss) from continuing operations	68,208	124,293	(3,150)	237
Income from discontinued operations	5,789	7,916	2,584	1,724
Net income (loss)	73,997	132,209	(566)	1,961
Basic earnings per share				
Income (loss) per share from continuing operations	$ 0.75	$ 1.36	$ (0.04)	$ —
Income per share from discontinued operations	$ 0.06	0.09	$ 0.03	$ 0.02
Net income (loss) per share — basic	$ 0.81	$ 1.45	$ (0.01)	$ 0.02
Diluted earnings per share				
Income (loss) per share from continuing operations	$ 0.75	$ 1.36	$ (0.04)	$ —
Income per share from discontinued operations	$ 0.06	$ 0.09	$ 0.03	$ 0.02
Net income (loss) per share — diluted	$ 0.81	$ 1.45	$ (0.01)	$ 0.02

(1) Operating revenues for natural gas distribution, gross profit and operating income are shown net of discontinued operations from our Georgia operations of $17.2 million, $7.5 million and $4.9 million, which were not previously reported as discontinued operations.

(2) Operating revenues for natural gas distribution, gross profit and operating income are shown net of discontinued operations from our Georgia operations of $17.9 million, $8.5 million and $5.9 million, which were not previously reported as discontinued operations.

(3) Operating revenues for natural gas distribution, gross profit and operating income are shown net of discontinued operations from our Georgia operations of $9.4 million, $5.6 million and $3.2 million, which were not previously reported as discontinued operations.

(4) Operating revenues for natural gas distribution, gross profit and operating income are shown net of discontinued operations from our Georgia operations of $16.0 million, $7.1 million and $4.5 million, which were not previously reported as discontinued operations.

(5) Operating revenues for natural gas distribution, gross profit and operating income are shown net of discontinued operations from our Georgia operations of $25.1 million, $9.2 million and $6.6 million, which were not previously reported as discontinued operations.

(6) Operating revenues for natural gas distribution, gross profit and operating income are shown net of discontinued operations from our Georgia operations of $10.4 million, $5.2 million and $2.7 million, which were not previously reported as discontinued operations.

(7) Operating revenues for natural gas distribution, gross profit and operating income are shown net of discontinued operations from our Georgia operations of $9.6 million, $4.9 million and $2.1 million, which were not previously reported as discontinued operations.

ITEM 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

None.

ITEM 9A. *Controls and Procedures.*

Management's Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the Company's disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act). Based on this evaluation, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures were effective as of September 30, 2012 to provide reasonable assurance that information required to be disclosed by us, including our consolidated entities, in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, including a reasonable level of assurance that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f), in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control-Integrated Framework* issued by COSO and applicable Securities and Exchange Commission rules, our management concluded that our internal control over financial reporting was effective as of September 30, 2012, in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Ernst & Young LLP has issued its report on the effectiveness of the Company's internal control over financial reporting. That report appears below.

/s/ KIM R. COCKLIN	/s/ BRET J. ECKERT
Kim R. Cocklin President and Chief Executive Officer	Bret J. Eckert Senior Vice President and Chief Financial Officer

November 12, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Atmos Energy Corporation

We have audited Atmos Energy Corporation's internal control over financial reporting as of September 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Atmos Energy Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Atmos Energy Corporation maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of September 30, 2012 and 2011, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2012 of Atmos Energy Corporation and our report dated November 12, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Dallas, Texas
November 12, 2012

Changes in Internal Control over Financial Reporting

We did not make any changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Act) during the fourth quarter of the fiscal year ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. ***Other Information.***

Not applicable.

PART III

ITEM 10. ***Directors, Executive Officers and Corporate Governance.***

Information regarding directors and compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders on February 13, 2013. Information regarding executive officers is reported below:

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information as of September 30, 2012, regarding the executive officers of the Company. It is followed by a brief description of the business experience of each executive officer.

Name	Age	Years of Service	Office Currently Held
Robert W. Best	65	15	Executive Chairman of the Board
Kim R. Cocklin	61	6	President and Chief Executive Officer
Louis P. Gregory	57	12	Senior Vice President and General Counsel
Michael E. Haefner	52	4	Senior Vice President, Human Resources
Bret J. Eckert	45	—	Senior Vice President and Chief Financial Officer

Robert W. Best was named Executive Chairman of the Board on October 1, 2010. From March 1997 through September 2008, Mr. Best served the Company as Chairman of the Board, President and Chief Executive Officer. From October 1, 2008 through September 30, 2010, Mr. Best continued to serve the Company as Chairman of the Board and Chief Executive Officer.

Kim R. Cocklin was named President and Chief Executive Officer effective October 1, 2010. Mr. Cocklin joined the Company in June 2006 and served as President and Chief Operating Officer of the Company from October 1, 2008 through September 30, 2010, after having served as Senior Vice President, Regulated Operations from October 2006 through September 2008. Mr. Cocklin was Senior Vice President, General Counsel and Chief Compliance Officer of Piedmont Natural Gas Company from February 2003 through May 2006. Mr. Cocklin was appointed to the Board of Directors on November 10, 2009.

Louis P. Gregory was named Senior Vice President and General Counsel in September 2000.

Michael E. Haefner joined the Company in June 2008 as Senior Vice President, Human Resources. Prior to joining the Company, Mr. Haefner was a self-employed consultant and founder and president of Perform for Life, LLC from May 2007 to May 2008. Mr. Haefner previously served for 10 years as the Senior Vice President, Human Resources, of Sabre Holding Corporation, the parent company of Sabre Airline Solutions, Sabre Travel Network and Travelocity.

Bret J. Eckert joined the Company in June 2012 as Senior Vice President, and on October 1, 2012 he was appointed Chief Financial Officer. Prior to joining the Company, Mr. Eckert was an Assurance Partner with Ernst & Young LLP where he developed extensive accounting and financial experience in the natural gas industry over his 22-year career.

Identification of the members of the Audit Committee of the Board of Directors as well as the Board of Directors' determination as to whether one or more audit committee financial experts are serving on the Audit

Committee of the Board of Directors is incorporated herein by reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders on February 13, 2013.

The Company has adopted a code of ethics for its principal executive officer, principal financial officer and principal accounting officer. Such code of ethics is represented by the Company's Code of Conduct, which is applicable to all directors, officers and employees of the Company, including the Company's principal executive officer, principal financial officer and principal accounting officer. A copy of the Company's Code of Conduct is posted on the Company's website at *www.atmosenergy.com* under "Corporate Governance." In addition, any amendment to or waiver granted from a provision of the Company's Code of Conduct will be posted on the Company's website under "Corporate Governance."

ITEM 11. *Executive Compensation.*

Information on executive compensation is incorporated herein by reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders on February 13, 2013.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Security ownership of certain beneficial owners and of management is incorporated herein by reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders on February 13, 2013. Information concerning our equity compensation plans is provided in Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities", of this Annual Report on Form 10-K.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence.*

Information on certain relationships and related transactions as well as director independence is incorporated herein by reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders on February 13, 2013.

ITEM 14. *Principal Accountant Fees and Services.*

Information on our principal accountant's fees and services is incorporated herein by reference to the Company's Definitive Proxy Statement for the Annual Meeting of Shareholders on February 13, 2013.

PART IV

ITEM 15. *Exhibits and Financial Statement Schedules.*

(a) 1. and 2. *Financial statements and financial statement schedules.*

The financial statements and financial statement schedule listed in the Index to Financial Statements in Item 8 are filed as part of this Form 10-K.

3. Exhibits

The exhibits listed in the accompanying Exhibits Index are filed as part of this Form 10-K. The exhibits numbered 10.6(a) through 10.13(e) are management contracts or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATMOS ENERGY CORPORATION
(Registrant)

By: /s/ BRET J. ECKERT

Bret J. Eckert
Senior Vice President and Chief Financial Officer

Date: November 12, 2012

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kim R. Cocklin and Bret J. Eckert, or either of them acting alone or together, as his true and lawful attorney-in-fact and agent with full power to act alone, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

/s/ KIM R. COCKLIN Kim R. Cocklin	President, Chief Executive Officer and Director	November 12, 2012
/s/ BRET J. ECKERT Bret J. Eckert	Senior Vice President and Chief Financial Officer	November 12, 2012
/s/ CHRISTOPHER T. FORSYTHE Christopher T. Forsythe	Vice President and Controller (Principal Accounting Officer)	November 12, 2012
/s/ ROBERT W. BEST Robert W. Best	Executive Chairman of the Board	November 12, 2012
/s/ RICHARD W. DOUGLAS Richard W. Douglas	Director	November 12, 2012
/s/ RUBEN E. ESQUIVEL Ruben E. Esquivel	Director	November 12, 2012
/s/ RICHARD K. GORDON Richard K. Gordon	Director	November 12, 2012
/s/ ROBERT C. GRABLE Robert C. Grable	Director	November 12, 2012
/s/ THOMAS C. MEREDITH Thomas C. Meredith	Director	November 12, 2012
/s/ NANCY K. QUINN Nancy K. Quinn	Director	November 12, 2012
/s/ RICHARD A. SAMPSON Richard A. Sampson	Director	November 12, 2012
/s/ STEPHEN R. SPRINGER Stephen R. Springer	Director	November 12, 2012
/s/ CHARLES K. VAUGHAN Charles K. Vaughan	Director	November 12, 2012
/s/ RICHARD WARE II Richard Ware II	Director	November 12, 2012

ATMOS ENERGY CORPORATION

Valuation and Qualifying Accounts
Three Years Ended September 30, 2012

	Balance at beginning of period	Additions: Charged to cost & expenses	Additions: Charged to other accounts	Deductions	Balance at end of period
		(In thousands)			
2012					
Allowance for doubtful accounts	$ 7,440	$8,901	$—	$6,916[1]	$ 9,425
2011					
Allowance for doubtful accounts	$12,701	$2,201	$—	$7,462[1]	$ 7,440
2010					
Allowance for doubtful accounts	$11,478	$7,694	$—	$6,471[1]	$12,701

(1) Uncollectible accounts written off.

EXHIBITS INDEX
Item 14.(a)(3)

Exhibit Number	Description	Page Number or Incorporation by Reference to
	Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession	
2.1(a)	Asset Purchase Agreement by and between Atmos Energy Corporation as Seller and Liberty Energy (Midstates) Corp. as Buyer, dated as of May 12, 2011	Exhibit 2.1 to Form 8-K dated May 12, 2011 (File No. 1-10042)
2.1(b)	Amendment No. 1 to Asset Purchase Agreement	
2.2	Asset Purchase Agreement by and between Atmos Energy Corporation as Seller and Liberty Energy (Georgia) Corp. as Buyer, dated as of August 8, 2012	Exhibit 2.1 to Form 8-K dated August 8, 2012 (File No. 1-10042)
	Articles of Incorporation and Bylaws	
3.1	Restated Articles of Incorporation of Atmos Energy Corporation — Texas (As Amended Effective February 3, 2010)	Exhibit 3.1 to Form 10-Q dated March 31, 2010 (File No. 1-10042)
3.2	Restated Articles of Incorporation of Atmos Energy Corporation — Virginia (As Amended Effective February 3, 2010)	Exhibit 3.2 to Form 10-Q dated March 31, 2010 (File No. 1-10042)
3.3	Amended and Restated Bylaws of Atmos Energy Corporation (as of February 3, 2010)	Exhibit 3.2 of Form 8-K dated February 3, 2010 (File No. 1-10042)
	Instruments Defining Rights of Security Holders, Including Indentures	
4.1	Specimen Common Stock Certificate (Atmos Energy Corporation)	
4.2	Indenture dated as of November 15, 1995 between United Cities Gas Company and Bank of America Illinois, Trustee	Exhibit 4.11(a) to Form S-3 dated August 31, 2004 (File No. 333-118706)
4.3	Indenture dated as of July 15, 1998 between Atmos Energy Corporation and U.S. Bank Trust National Association, Trustee	Exhibit 4.8 to Form S-3 dated August 31, 2004 (File No. 333-118706)
4.4	Indenture dated as of May 22, 2001 between Atmos Energy Corporation and SunTrust Bank, Trustee	Exhibit 99.3 to Form 8-K dated May 15, 2001 (File No. 1-10042)
4.5	Indenture dated as of June 14, 2007, between Atmos Energy Corporation and U.S. Bank National Association, Trustee	Exhibit 4.1 to Form 8-K dated June 11, 2007 (File No. 1-10042)
4.6	Indenture dated as of March 23, 2009 between Atmos Energy Corporation and U.S. Bank National Corporation, Trustee	Exhibit 4.1 to Form 8-K dated March 26, 2009 (File No. 1-10042)
4.7(a)	Debenture Certificate for the 6 3/4% Debentures due 2028	Exhibit 99.2 to Form 8-K dated July 22, 1998 (File No. 1-10042)
4.7(b)	Global Security for the 4.95% Senior Notes due 2014	Exhibit 10(2)(f) to Form 10-K for fiscal year ended September 30, 2004 (File No. 1-10042)
4.7(c)	Global Security for the 5.95% Senior Notes due 2034	Exhibit 10(2)(g) to Form 10-K for fiscal year ended September 30, 2004 (File No. 1-10042)
4.7(d)	Global Security for the 6.35% Senior Notes due 2017	Exhibit 4.2 to Form 8-K dated June 11, 2007 (File No. 1-10042)
4.7(e)	Global Security for the 8.50% Senior Notes due 2019	Exhibit 4.2 to Form 8-K dated March 26, 2009 (File No. 1-10042)
4.7(f)	Global Security for the 5.5% Senior Notes due 2041	Exhibit 4.2 to Form 8-K dated June 10, 2011 (File No. 1-10042)

Exhibit Number	Description	Page Number or Incorporation by Reference to
	Material Contracts	
10.1	Term Loan Credit Agreement, dated as of September 27, 2012 among Atmos Energy Corporation, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association, as Syndication Agent and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Documentation Agent	Exhibit 10.1 to Form 8-K dated September 27, 2012 (File No. 1-10042)
10.2	Revolving Credit Agreement, dated as of May 2, 2011 among Atmos Energy Corporation, the Lenders from time to time parties thereto, The Royal Bank of Scotland plc as Administrative Agent, Crédit Agricole Corporate and Investment Bank as Syndication Agent, Bank of America, N.A., U.S. Bank National Association and Wells Fargo Bank, N.A. as Co-Documentation Agents	Exhibit 10.1 to Form 8-K dated May 2, 2011 (File No. 1-10042)
10.3(a)	Fifth Amended and Restated Credit Agreement, dated as of December 8, 2010, among Atmos Energy Marketing, LLC, a Delaware limited liability company, BNP Paribas, a bank organized under the laws of France, as administrative agent, collateral agent, as an issuing bank, a swing line bank and a bank; Société Générale as co-syndication agent, an issuing bank and a bank and The Royal Bank of Scotland plc, as co-syndication agent and a bank; and Natixis, New York Branch, Crédit Agricole Corporate and Investment Bank, and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. as co-documentation agents and the other financial institutions that become parties thereto	Exhibit 10.1 to Form 8-K dated December 8, 2010 (File No. 1-10042)
10.3(b)	Third Amended and Restated Intercreditor Agreement, dated as of December 8, 2010, (as amended, supplemented and otherwise modified from time to time, the "Agreement"), among BNP Paribas, a bank organized under the laws of France, in its capacity as Collateral Agent (together with its successors and assigns in such capacity, the "Agent") for the Banks thereinafter referred to, and each bank and other financial institution which is now or hereafter a party to the Agreement in its capacity as a Bank and, as applicable, as a Swap Bank (collectively, the "Swap Banks") and/or a Physical Trade Bank (collectively, the "Physical Trade Banks")	Exhibit 10.2 to Form 8-K dated December 8, 2010 (File No. 1-10042)
10.4(a)	Accelerated Share Buyback Agreement with Goldman, Sachs & Co. — Master Confirmation dated July 1, 2010	Exhibit 10.6(a) to Form 10-K for fiscal year ended September 30, 2010 (File No. 1-10042)
10.4(b)	Accelerated Share Buyback Agreement with Goldman, Sachs & Co. — Supplemental Confirmation dated July 1, 2010	Exhibit 10.6(b) to Form 10-K for fiscal year ended September 30, 2010 (File No. 1-10042)

Exhibit Number	Description	Page Number or Incorporation by Reference to
10.5(a)	Guaranty of Algonquin Power & Utilities Corp. dated May 12, 2011	Exhibit 10.1 to Form 8-K dated May 12, 2011 (File No. 1-10042)
10.5(b)	Guaranty of Algonquin Power & Utilities Corp. dated August 8, 2012	Exhibit 10.1 to Form 8-K dated August 8, 2012 (File No. 1-10042)
	Executive Compensation Plans and Arrangements	
10.6(a)*	Form of Atmos Energy Corporation Change in Control Severance Agreement — Tier I	Exhibit 10.7(a) to Form 10-K for fiscal year ended September 30, 2010 (File No. 1-10042)
10.6(b)*	Form of Atmos Energy Corporation Change in Control Severance Agreement — Tier II	Exhibit 10.7(b) to Form 10-K for fiscal year ended September 30, 2010 (File No. 1-10042)
10.7(a)*	Atmos Energy Corporation Executive Retiree Life Plan	Exhibit 10.31 to Form 10-K for fiscal year ended September 30, 1997 (File No. 1-10042)
10.7(b)*	Amendment No. 1 to the Atmos Energy Corporation Executive Retiree Life Plan	Exhibit 10.31(a) to Form 10-K for fiscal year ended September 30, 1997 (File No. 1-10042)
10.8(a)*	Atmos Energy Corporation Annual Incentive Plan for Management (as amended and restated February 10, 2011)	Exhibit 10.14 to Form 10-K for fiscal year ended September 30, 2011 (File No. 1-10042)
10.8(b)*	Amendment No 1 to the Atmos Energy Corporation Annual Incentive Plan for Management (as amended and restated February 10, 2011)	
10.9(a)*	Atmos Energy Corporation Supplemental Executive Benefits Plan, Amended and Restated in its Entirety August 7, 2007	Exhibit 10.8(a) to Form 10-K for fiscal year ended September 30, 2008 (File No. 1-10042)
10.9(b)*	Atmos Energy Corporation Supplemental Executive Retirement Plan (As Amended and Restated, Effective as of November 12, 2009)	Exhibit 10.10(b) to Form 10-K for fiscal year ended September 30, 2010 (File No. 1-10042)
10.9(c)*	Atmos Energy Corporation Account Balance Supplemental Executive Retirement Plan, Effective Date August 5, 2009	Exhibit 10.10(c) to Form 10-K for fiscal year ended September 30, 2010 (File No. 1-10042)
10.9(d)*	Atmos Energy Corporation Performance-Based Supplemental Executive Benefits Plan Trust Agreement, Effective Date December 1, 2000	Exhibit 10.1 to Form 10-Q for quarter ended December 31, 2000 (File No. 1-10042)
10.9(e)*	Form of Individual Trust Agreement for the Supplemental Executive Benefits Plan	Exhibit 10.3 to Form 10-Q for quarter ended December 31, 2000 (File No. 1-10042)
10.10(a)*	Mini-Med/Dental Benefit Extension Agreement dated October 1, 1994	Exhibit 10.28(f) to Form 10-K for fiscal year ended September 30, 2001 (File No. 1-10042)
10.10(b)*	Amendment No. 1 to Mini-Med/Dental Benefit Extension Agreement dated August 14, 2001	Exhibit 10.28(g) to Form 10-K for fiscal year ended September 30, 2001 (File No. 1-10042)
10.10(c)*	Amendment No. 2 to Mini-Med/Dental Benefit Extension Agreement dated December 31, 2002	Exhibit 10.1 to Form 10-Q for quarter ended December 31, 2002 (File No. 1-10042)
10.11*	Atmos Energy Corporation Equity Incentive and Deferred Compensation Plan for Non-Employee Directors, Amended and Restated as of January 1, 2012	Exhibit 10.1 to Form 10-Q for quarter ended December 31, 2011 (File No. 1-10042)
10.12*	Atmos Energy Corporation Outside Directors Stock-for-Fee Plan, Amended and Restated as of October 1, 2009	Exhibit 10.13 to Form 10-K for fiscal year ended September 30, 2010 (File No. 1-10042)
10.13(a)*	Atmos Energy Corporation 1998 Long-Term Incentive Plan (as amended and restated February 10, 2011)	Exhibit 99.1 to Form S-8 dated October 28, 2011 (File No. 333-177593)

Exhibit Number	Description	Page Number or Incorporation by Reference to
10.13(b)*	Form of Non-Qualified Stock Option Agreement under the Atmos Energy Corporation 1998 Long-Term Incentive Plan	Exhibit 10.16(b) to Form 10-K for fiscal year ended September 30, 2005 (File No. 1-10042)
10.13(c)*	Form of Award Agreement of Restricted Stock With Time-Lapse Vesting under the Atmos Energy Corporation 1998 Long-Term Incentive Plan	Exhibit 10.12(d) to Form 10-K for fiscal year ended September 30, 2008 (File No. 1-10042)
10.13(d)*	Form of Award Agreement of Time-Lapse Restricted Stock Units under the Atmos Energy Corporation 1998 Long-Term Incentive Plan	
10.13(e)*	Form of Award Agreement of Performance-Based Restricted Stock Units under the Atmos Energy Corporation 1998 Long-Term Incentive Plan	
12	Statement of computation of ratio of earnings to fixed charges	
	Other Exhibits, as indicated	
21	Subsidiaries of the registrant	
23.1	Consent of independent registered public accounting firm, Ernst & Young LLP	
24	Power of Attorney	Signature page of Form 10-K for fiscal year ended September 30, 2012
31	Rule 13a-14(a)/15d-14(a) Certifications	
32	Section 1350 Certifications**	
	Interactive Data File	
101.INS	XBRL Instance Document	
101.SCH	XBRL Taxonomy Extension Schema	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	
101.DEF	XBRL Taxonomy Extension Definition Linkbase	
101.LAB	XBRL Taxonomy Extension Labels Linkbase	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	

* This exhibit constitutes a "management contract or compensatory plan, contract, or arrangement."

** These certifications pursuant to 18 U.S.C. Section 1350 by the Company's Chief Executive Officer and Chief Financial Officer, furnished as Exhibit 32 to this Annual Report on Form 10-K, will not be deemed to be filed with the Securities and Exchange Commission or incorporated by reference into any filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates such certifications by reference.

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